The Future Dimensions Variable Annuity
A Flexible Premium Deferred Combination Fixed and Variable Annuity Contract
issued by
Security Life of Denver Insurance Company
and
Security Life Separate Account S-A1 (formerly known as Southland Separate Account A1)

This prospectus describes a flexible premium deferred fixed and variable annuity contract (the "Contract") offered by Security Life of Denver Life Insurance Company ("Security Life," "we," "us" or the "Company"). Prior to October 1, 2004, the Contract was issued by Southland Life Insurance Company ("Southland Life"). See **FACTS ABOUT SECURITY LIFE AND THE VARIABLE ACOUNT** for information about the merger of Southland Life with and into Security Life. The Contract is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other long-term purposes. The Contract was sold to or in connection with retirement plans, including plans that qualified for special federal tax treatment under the Internal Revenue Code. We do not currently offer this Contract for sale to new purchasers.

The Owner may allocate Purchase Payments and Contract values to one or more of the Subaccounts of Security Life Separate Account S-A1 (the "Variable Account") or to the Guaranteed Interest Account, or to both. Twenty Subaccounts are currently available under the Contract. Each of the Subaccounts invests in shares of a corresponding Portfolio of Alger American Funds, Fidelity® Variable Insurance Products Fund, ING Investors Trust, Janus Aspen Series and INVESCO Variable Investment Funds, Inc. The Guaranteed Interest Account guarantees a minimum fixed rate of interest. The Accumulation Value will vary daily with the investment results of the Subaccounts and any interest credited to the Guaranteed Interest Account. We do not guarantee any minimum Cash Surrender Value for amounts allocated to the Subaccounts.

This prospectus sets forth the information concerning the Contract and the Variable Account investors should know before investing. A prospectus for the Portfolios being considered should be read in conjunction with this prospectus. The prospectuses provide information regarding investment activities and objectives of the Portfolios. Additional information about the Contract, Security Life and the Variable Account, contained in a Statement of Additional Information dated October 1, 2004, has been filed with the Securities and Exchange Commission ("SEC"). The Statement of Additional Information is available by accessing the SEC's Internet website (www.sec.gov) or upon request without charge by writing to us at the Customer Service Center, P.O. Box 5065, Minot, North Dakota 58702-5065 or by calling 1-877-253-5050. The Statement of Additional Information is incorporated by reference in this prospectus and its Table of Contents can be found on the back cover of this prospectus.

Please read this prospectus and keep it for future reference. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

THE CONTRACT DESCRIBED IN THIS PROSPECTUS IS NOT A DEPOSIT WITH, OBLIGATION OR OF GUARANTEED OR ENDORSED BY ANY BANK, NOR IS IT INSURED OR GUARANTEED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

Issued by:	**Distributed by:**	**Customer Service Center:**
Security Life of Denver Insurance Company	ING America Equities, Inc.	P.O. Box 5065
1290 Broadway	1290 Broadway	Minot, ND 58702-5065
Denver, CO 80203-5699	Denver, CO 80203	**1-877-253-5050**

Date of Prospectus: October 1, 2004

TABLE OF CONTENTS

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

DEFINITIONS

As used in this prospectus, the following terms have the indicated meanings. There are other capitalized terms that are explained or defined in other parts of this prospectus.

Accumulation Unit - A unit of measure used to calculate Variable Account Accumulation Value.

Accumulation Value - The total value under a Contract. It is the sum of the Variable Account Accumulation Value and the Guaranteed Interest Account Accumulation Value.

Age - The age on the birthday prior to any date for which age is determined.

Annuitant - The person or persons whose life (or lives) determines the Annuity Payments payable under the Contract and who receives payments during the Annuity Period. The maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant.

Annuity Date - The date as of which, if the Annuitant is still living, the Accumulation Value (less previously undeducted taxes) is applied under an Annuity Payment Option and Annuity Payments begin.

Annuity Payment - One of a number of periodic payments made by us to the Annuitant under a Contract.

Annuity Payment Option - An Annuity Payment Option specifies the form that Annuity Payments take or the type of payments. Various Annuity Payment Options are offered under the Contract.

Annuity Period - The period starting on the Annuity Date when Annuity Payments are made.

Annuity Unit - A unit of measure used to calculate variable Annuity Payments.

Benchmark Rate Of Return - An annual rate of return used by the Company to determine the amount of variable Annuity Payments by assuming (among other things) that Subaccounts supporting variable Annuity Payments will have a net annual investment return over the anticipated Annuity Period equal to that rate of return.

Beneficiary - The person(s) designated by the Owner to receive the Death Benefit upon the death of the Owner prior to the Annuity Date.

Cash Surrender Value - The Accumulation Value, less any applicable surrender charges, premium taxes not previously deducted, and the annual administrative charge.

Code - The Internal Revenue Code of 1986, as amended.

Contract - The contract offered by this prospectus, including the application and any riders or endorsements.

Contract Anniversary - The same date in each Contract Year as the Contract Date.

Contract Date - The date that the Contract is issued. It is set forth on the schedule page of your Contract and is used to determine Contract Years and Contract Anniversaries.

Contract Year - A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Death Benefit - The amount payable to the Beneficiary upon the death of the Owner prior to the Annuity Date.

Demand Withdrawal - A withdrawal of Cash Surrender Value made at the Owner's request.

Due Proof Of Death - Proof of death satisfactory to us. Such proof may consist of the following if acceptable to us: (a) a certified copy of the death record; (b) a certified copy of a court decree reciting a finding of death; (c) any other proof satisfactory to us.

Free-Look Period - The period during which you may return the Contract and receive a refund.

General Account - The assets of Security Life other than those allocated to the Variable Account or any other separate account of Security Life.

Guaranteed Interest Account Accumulation Value - The value under a Contract in the Guaranteed Interest Account.

Guaranteed Interest Account - An allocation option under the Contract supported by Security Life's General Account. It is not part of or dependent upon the investment performance of the Variable Account.

Customer Service Center - P.O. Box 5065, Minot, ND 58702.

IRA Contract - A Contract issued as an Individual Retirement Annuity in connection with sections 408(a) and (b) of the Code.

Non-Qualified Contract - A Non-Qualified Contract is a Contract that is not a "Qualified Contract."

Owner - The person(s) who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

Portfolio - An investment portfolio (sometimes called a series or a fund) of an open-end management investment company listed in the prospectus or any other open-end management investment company or unit investment trust in which a Subaccount invests.

Purchase Payment - A payment or payments made by the Owner to purchase the benefits provided by the Contract.

Qualified Contract - A Contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Sections 401(a), 403(b), or 408 of the Code.

SEC - The U. S. Securities and Exchange Commission.

Subaccount - A subdivision of the Variable Account, the assets of which are invested in a corresponding Portfolio.

Subaccount Accumulation Value - The Variable Accumulation Value under a Contract in a particular Subaccount.

Surrender - The termination of the Contract by payment of the Cash Surrender Value.

Valuation Day - For each Subaccount, each day on which a Portfolio values its shares and the New York Stock Exchange is open for business except for days on which valuations are suspended by the SEC. Each Valuation Day ends at 4:00 p.m. Eastern time.

Valuation Period - A period that starts at 4:00 p.m. Eastern time on one Valuation Day and ends at 4:00 p.m. Eastern time on the next succeeding Valuation Day.

Variable Account - Security Life Separate Account S-A1.

Variable Account Accumulation Value - The value under a Contract in the Variable Account. It is the sum of the Subaccount Accumulation Values.

Written Notice - A written notice or request in a form satisfactory to us that is signed by the Owner and received at the Customer Service Center.

FEE TABLE

The following tables are intended to assist the Owner in understanding the fees and expenses that he or she will bear directly or indirectly. The tables reflect the anticipated expenses of the Variable Account and reflect the actual expenses for each Portfolio for the year ended December 31, 2003. Premium taxes may be applicable depending upon the laws of various jurisdictions. For a more complete description of the various fees and expenses, see **CONTRACT CHARGES AND FEES,** page 29, and the prospectuses for each Portfolio.

Contract Owner Transaction Expenses. The following table describes the fees and expenses you will pay at the time you buy the Contract, surrender the Contract or make transfers between the Subaccounts or the Guaranteed Interest Account.

Sales Load Imposed on Purchase	0%

Maximum Surrender Charge (Contingent Deferred Sales Charge) [a]
(as a percentage of Purchase Payments)	7%

Excess Transfer Charge [b]
(does not apply to the first 12 transfers in a Contract Year)	$25

Periodic Fees and Expenses. The following table describes the fees and expenses you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.

Annual Administrative Charge Prior to Annuity Date	$30
If aggregate Purchase Payments made less aggregate withdrawals (including related charges) are less than $100,000	
If aggregate Purchase Payments made less aggregate withdrawals (including related charges) are $100,000 or more	None

Variable Account Annual Expenses (as a percentage of net assets)

Mortality and Expense Risk Charge	
Basic	1.25%
Enhanced Death Benefit (does not apply during the Annuity Period)	0.12%
Total Mortality and Expense Risk Charge	1.37%
Asset Based Administrative Charge	0.15%
Total Variable Account Expenses	1.52%

(a) The surrender charge is equal to the percentage of each Purchase Payments surrendered or withdrawn in the last six years. The percentage declines over time. In certain situations amounts can be surrendered without any surrender charge. **See Surrender Charge (Contingent Deferred Sales Charge), page 29.**

(b) Security Life imposes this charge only on transfers after the twelfth transfer in a Contract Year. **See Excess Transfer Charge, page 31.**

Portfolio Fees and Expenses. The following table shows the minimum and maximum Portfolio fees and expenses that you may pay each year during the time you own the Contract. These may change from year to year. You should review the Portfolio prospectuses for details about the fees and charges specific to a particular Portfolio.

Annual Portfolio Expenses (as a percentage of Portfolio average net assets)

	Minimum	Maximum
Total Gross Annual Portfolio Expenses [(c)]	0.28%	1.15%

(c)   Total annual Portfolio expenses include management fees, distribution (12b-1) fees and other expenses.

Portfolio Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each Portfolio. Portfolio fees are one of the factors that impacts the value of a Portfolio share. To learn about additional factors, please see the Portfolio prospectuses. **See also PORTFOLIO EXPENSES, page 32.** The following figures are a percentage of the average net assets of each Portfolio as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Portfolio Expenses
Alger American Growth Portfolio (Class O Shares)	0.75%	--	0.10%	0.85%
Alger American Leveraged AllCap Portfolio (Class O Shares)	0.85%	--	0.12%	0.97%
Alger American MidCap Growth Portfolio (Class O Shares)	0.80%	--	0.13%	0.93%
Fidelity® VIP *Asset Manager*[SM] Portfolio (Initial Class)				
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.11%	0.69%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.11%	0.54%
Fidelity® VIP Overseas Portfolio (Initial Class)				
ING JPMorgan Small Cap Equity Portfolio (Class I) [2, 3, 4, 5]	0.90%	--	--	0.90%
ING Liquid Assets Portfolio (Class I) [2, 3, 4]	0.27%	--	0.01%	0.28%
ING Stock Index Portfolio (Institutional Shares) [2, 3, 6]	0.27%	--	0.01%	0.28%
ING Van Kampen Equity Growth Portfolio (Institutional Shares) [2, 3, 4]	0.65%	--	0.02%	0.67%
INVESCO VIF-Core Equity Fund - (Series I) [7, 8]	0.75%	--	0.38%	1.13%
INVESCO VIF-Utilities Fund - Series I [7, 8, 9]	0.60%	--	0.55%	1.15%
Janus Aspen Balanced Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%
Janus Aspen International Growth Portfolio (Institutional Shares)	0.65%	--	0.11%	0.76%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	0.65%	--	0.06%	0.71%

1   We may receive compensation from each of the Funds or their affiliates based on an annual percentage of the average net assets held in that Fund by the company. The percentage paid may vary from one Fund to another. For certain Funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in this Fund Expense Table and the Fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the Funds or their affiliates or as an incentive for us to make the Funds available through the Contract. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below. **See PORTFOLIO EXPENSES on page 32 for additional information.**

2   The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

3   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

4   Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolios' fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

5   A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including this reduction the "Total Gross Annual Fund Expenses" for the year ended December 31, 2003 would have been 0.89%. This arrangement may be discontinued at any time.

6   Because the Portfolio is new, expenses, shown above, are estimated.

7   The Fund has adopted new forms of administrative services and transfer agency agreements which were effective May 1, 2004. As a result, "Other Expenses" have been restated to reflect the changes in fees under the new agreements.

8   The Fund's advisor is entitled to receive reimbursement from the Fund for fees and expenses paid for by the Fund's advisor pursuant to expense limitation commitments between the Fund's advisor and the Fund if such reimbursement does not cause the Fund to exceed its then-current expense limitations and the reimbursement is made within three years after the Fund's advisor incurred the expense.

9   As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund's "Total Gross Annual Expenses" have been restated to reflect current expenses.

Examples. These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses, periodic fees and expenses, including the annual administrative charge of $30 (converted to a percentage of assets equal to 0.08%), and Portfolio fees and expenses.

These examples assume that you invest $10,000 in the Contract for the time periods indicated. These examples also assume that your investment has a 5% return each year and assumes the **maximum** Portfolio fees and expenses without taking into account any expense reimbursements or fee waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Enhanced Death Benefit

	Time Periods			
	1 Year	**3 Years**	**5 Years**	**10 Years**
If you Surrender your Contract at the end of the applicable time period:	$278	$853	$1,454	$3,080
If you annuitize your Contract at the end of the applicable time period	$278	$853	$1,454	$3,080
If you do not Surrender your Contract at the end of the applicable time period:	$278	$853	$1,454	$3,080

Basic Death Benefit

	Time Periods			
	1 Year	**3 Years**	**5 Years**	**10 Years**
If you Surrender your Contract at the end of the applicable time period:	$266	$817	$1,395	$2,964
If you annuitize your Contract at the end of the applicable time period	$266	$817	$1,395	$2,964
If you do not Surrender your Contract at the end of the applicable time period:	$266	$817	$1,395	$2,964

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESSER THAN THIS ASSUMED RATE.

For performance information and Condensed Financial Information, see the Appendix.

SUMMARY

GENERAL DESCRIPTION

This prospectus has been designed to provide you with information about the Future Dimensions Variable Annuity Contract offered by Security Life and funded by the Variable Account as well as by the Guaranteed Interest Account. Prior to October 1, 2004, the Contract was issued by Southland Life. See **FACTS ABOUT SECURITY LIFE AND THE VARIABLE ACCOUNT** for information about the merger of Southland Life with and into Security Life.

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related Statement of Additional Information, the Contract, and the prospectuses of the Portfolios. The Contract, together with any applications and any Riders or Endorsements, constitutes the entire agreement between you and us and should be retained. For further information, contact the Customer Service Center.

An allocation of Purchase Payments or Accumulation Value to the Variable Account under the Contract gives you a choice of numerous Portfolios, all of which are managed by experienced mutual fund advisers. These Portfolios are generally available only to serve as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of Security Life as well as other life insurance companies. They are not directly available to the general public.

This Contract also offers a Guaranteed Interest Account where you may allocate all or a portion of your Purchase Payments and transfer your Accumulation Value. The Guaranteed Interest Account is a part of our General Account and guarantees principal and a minimum interest rate of 3%. This interest will be paid regardless of the actual investment experience of the General Account; we bear the full amount of the investment risk for any amounts allocated to the Guaranteed Interest Account.

We do not promise that your Accumulation Value will increase. Depending on the investment experience of the Subaccounts and interest credited to the Guaranteed Interest Account, the Accumulation Value, Cash Surrender Value and Death Benefit may increase or decrease on any day. You bear the investment risk for funds invested in the Subaccounts but also enjoy the potential rewards.

You have the opportunity to benefit from growth of the Accumulation Value based on investment results of the Subaccounts and interest credited to the Guaranteed Interest Account. The Contract also offers a choice of Annuity Payment Options to which you may apply the Accumulation Value (less taxes incurred but not deducted) as of the Annuity Date. These Annuity Payment Options are also available to the Beneficiary to apply the Death Benefit. You have the option to change the Annuity Date within certain limits.

The Contract was issued if the Owner and Annuitant-were not older than Age 85, and we will accept additional Purchase Payments prior to the Annuity Date until the Owner reaches the Age of 86. For an IRA Contract or other Qualified Contract you generally may not make Purchase Payments after March 31 of the year following the year in which you reach Age 70½. Security Life recommends consulting your tax adviser concerning this matter. **(See FEDERAL TAX CONSIDERATIONS, page 38.)**

The Contract is no longer offered for sale to new purchasers. The Company will, however, continue administering and providing services for Contracts sold before that date. Owners of Contracts may, of course, continue to make purchase payments under Contracts and exercise all of their rights and privileges under the Contracts for the indefinite future.

The ultimate effect of federal income taxes on the amounts held under a Contract on Annuity Payments and on the economic benefits to the Owner, Annuitant or Beneficiary depends on Security Life's tax status and upon the tax status of the parties concerned. In general, an Owner is not taxed on increases in value under an annuity contract until some form of distribution is made under it. There may be tax penalties if you make a withdrawal or Surrender the Contract before reaching Age 59½. **(See FEDERAL TAX CONSIDERATIONS, page 38.)**

PURCHASE PAYMENTS

The minimum initial Purchase Payment is $5,000 ($1,000 for an IRA Contract). The minimum subsequent Purchase Payment we will accept is $500 ($250 for an IRA Contract or $90 if you have set up your IRA to make Purchase Payments on a monthly basis.) We may refuse to accept a Purchase Payment if it would cause the sum of all Purchase Payments received under the Contract to exceed $1,500,000.

The initial Purchase Payment is allocated to each Subaccount or the Guaranteed Interest Account, or both, as specified on the application, unless the Contract is issued in a state that requires the return of Purchase Payments during the Free Look Period. In those states, your initial Purchase Payment allocated to a Subaccount will be allocated to the ING Liquid Assets Subaccount for a period of 15 days (or a longer period if the Free Look Period in your state is longer than 10 days) from the date that the Contract is mailed from the Customer Service Center. At the expiration of this period, such portion of the Purchase Payment, as adjusted to reflect the investment performance of the ING Liquid Assets Subaccount during this period, is then allocated to the Subaccounts as specified in the application. **(See YOUR RIGHT TO CANCEL THE CONTRACT, page 17.)**

All Purchase Payment percentage allocations must be in whole numbers. We allocate any Purchase Payments received after the Free Look Period among the Subaccounts and the Guaranteed Interest Account according to the allocation instructions in your application or in your most recent Written Notice. You may, by telephone, designate a different allocation with respect to any Purchase Payment, if a currently valid telephone authorization form is on file with us. **(See CREDITING AND ALLOCATION OF PURCHASE PAYMENTS, page 18.)**

You may choose to have a specified dollar amount transferred from the ING Liquid Assets Subaccount to any other Subaccounts on a monthly basis prior to the Annuity Date. **(See DOLLAR COST AVERAGING FACILITY, page 22.)**

You may transfer your Accumulation Value between and among the Subaccounts and the Guaranteed Interest Account any time after the end of the Free Look Period. Prior to the Annuity Date, there is no charge for the first 12 transfers per Contract Year. A $25 charge will be assessed for each transfer in excess of 12 during a Contract Year. If you elect a variable Annuity Payment Option, you may make up to four Annuity Unit exchanges per Contract Year during the Annuity Period, and no transfer charge will be assessed.

ENHANCED DEATH BENEFIT

The Contract provides an Enhanced Death Benefit to the Beneficiary if the Owner dies prior to the Annuity Date. For more details, see **ENHANCED DEATH BENEFIT**, page 26.

YOUR RIGHT TO CANCEL THE CONTRACT

At any time during the Free Look Period, you may cancel your Contract and receive a refund equal to your Accumulation Value plus charges deducted. However, if required by state law, we will return the Purchase Payments made. The Free Look Period is a ten day period of time beginning when the Contract is delivered to you. Some states may require that we provide a longer Free Look Period.

WITHDRAWALS

After the Free Look Period and prior to the Annuity Date, you may, subject to certain restrictions, withdraw part of the Cash Surrender Value each year under any of three options: the Demand Withdrawal option, the Systematic Withdrawal Program or the IRA Income Program. **(See WITHDRAWALS, page 23.)** A withdrawal may have adverse federal income tax consequences including the possibility of being subject to a penalty tax.

SURRENDERING YOUR CONTRACT

You may Surrender the Contract at any time prior to the Annuity Date and receive its Cash Surrender Value. No Annuity Options are available upon Surrender. No Surrender may be made on or after the Annuity Date. Surrenders may be subject to a surrender charge and may have adverse federal income tax consequences. A penalty tax may also be assessed upon Surrender. **(See CHARGES DEDUCTED FROM THE ACCUMULATION VALUE, page 29 and TAXATION OF DISTRIBUTIONS, page 39.)**

CHARGES AND FEES

We deduct the following charges and fees:

If a Purchase Payment is withdrawn or surrendered within five full Contract Years since the Contract Anniversary following the Purchase Payment, a surrender charge is assessed. For example, if a Purchase Payment is made as of the first day of a Contract Year, a surrender charge will apply against this Purchase Payment for six full years. No surrender charge is assessed upon the withdrawal or Surrender of Accumulation Value in excess of aggregate Purchase Payments (less prior withdrawals) or on Purchase Payments made more than five full Contract Years since the Contract Anniversary following the Purchase Payment. For purposes of determining the amount of Purchase Payments withdrawn and the surrender charge, Accumulation Value in excess of Purchase Payments (less prior withdrawals) is considered withdrawn before Purchase Payments and Purchase Payments are considered withdrawn on a first-in-first-out basis. The surrender charge is 7% of the Purchase Payment if withdrawn in the Contract Year during which the Purchase Payment was made and reduces each year for the next five Contract Years and is 0% in the sixth Contract Year following the Contract Year in which the Purchase Payment was made. **(See CHARGES DEDUCTED FROM THE ACCUMULATION VALUE, page 29.)**

We charge the Variable Account with a daily asset-based charge equivalent to an annual rate of 0.15% to cover a portion of our Contract administration costs. **(See Asset-based Administrative Charge, page 31.)**

Prior to the Annuity Date, we charge the Variable Account with a daily asset- based charge equivalent to an annual rate of 1.37% to compensate us for assuming certain mortality and expense risks. This charge is reduced to 1.25% during the Annuity Period. **(See Mortality and Expense Risk Charge, page 31.)**

Prior to the Annuity Date, we deduct an annual administrative charge of $30 per Contract Year if your aggregate Purchase Payments made less aggregate withdrawals (and less any surrender charges arising from such withdrawals) are less than $100,000. If your aggregate Purchase Payments made less aggregate withdrawals (and less any surrender charges arising from such withdrawals) equal $100,000 or more, the charge is zero. **(See Annual Administrative Charge, page 30.)**

Prior to the Annuity Date, a $25 charge will be assessed for each transfer in excess of 12 during a Contract Year. **(See Excess Transfer Charge, page 31.)**

Some jurisdictions impose a tax on Purchase Payments at the time a Purchase Payment is paid. In those jurisdictions, our current practice is to pay the tax on Purchase Payments for you and then deduct the charge for these taxes from your Accumulation Value upon Surrender, payment of the Death Benefit or upon the Annuity Date. These taxes range from 0% to 3.5% of Purchase Payments. In jurisdictions where such state and local taxes are incurred as of the Annuity Date, a charge for such taxes is deducted from the Accumulation Value as of that date. **(See Taxes on Purchase Payments, page 31.)**

PORTFOLIO FEES AND EXPENSES

Each Portfolio deducts management fees from the amounts invested in the Portfolio. In addition, certain Portfolios deduct a service fee which is used to compensate service providers for administrative and Owner services provided on behalf of the Portfolios. A Portfolio's management fees and other expenses are set by the Portfolio and may change from year to year. They are deducted from the Portfolio's assets and are not direct charges against a Subaccount's assets or Contract Values. Rather, they are included when each underlying Portfolio computes its net asset value, which is the share price used to calculate the unit values of the Subaccounts. **See the Portfolio Expense Table beginning on page 7 for details about each Portfolio's management fees, other expenses and total annual Portfolio expenses.**

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the Portfolios or their affiliates. For example, the Portfolios or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the Portfolios among the investment options available under the Contract and to provide certain services to Owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the Portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the Portfolios. It is anticipated that such compensation will be based on assets of the particular Portfolios attributable to the Contract. Some Portfolios or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the Portfolios do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the Portfolio's fees and expenses, review each Portfolio's prospectus.

Each of the Portfolios or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the Portfolio from Contracts that we issue or administer. Some Portfolios or their affiliates pay us more than others and some of the amounts we receive may be significant.

FINANCIAL INFORMATION

The audited financial statements of Southland and the Variable Account (as well as the auditors' reports thereon) are in the Statement of Additional Information. Financial statements of the Variable Account and the Company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact the Customer Service Center.

For Condensed Financial Information, see the Appendix.

FACTS ABOUT SECURITY LIFE AND THE VARIABLE ACCOUNT

Prior to October 1, 2004, the Contracts were issued by Southland Life Insurance Company ("Southland Life"), an affiliate of Security Life and a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"). Southland Life was a stock life insurance company organized in 1908 and incorporated under the laws of the State of Texas. On October 1, 2004, Southland Life merged with and into Security Life and Security Life assumed responsibility for Southland Life's obligations under the Contracts.

Security Life is a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. Security Life is admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699. Security Life's consolidated financial statements appear in the Statement of Additional Information.

Security Life is a wholly-owned indirect subsidiary of ING. ING is a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

THE VARIABLE ACCOUNT

All obligations under the Contract are general obligations of Security Life. Security Life Separate Account S-A1 (the "variable account") was established to hold the assets that underlie the Contract. The Variable Account is a separate investment account of Security Life used to support our variable annuity Contracts and for other purposes as permitted by applicable laws and regulations. The assets of the Variable Account are our property, but are kept separate from our General Account and our other variable accounts. We may offer other variable annuity contracts supported by the Variable Account which are not discussed in this prospectus. The Variable Account may also invest in other portfolios which are not available to the Contract described in this prospectus.

Income, gains and losses, realized or unrealized, from assets in the Variable Account are credited to or charged against the Variable Account without regard to other income, gains or losses of Security Life. That portion of the assets of the Variable Account which is equal to the reserves and other Contract liabilities with respect to the Variable Account is not chargeable with liabilities arising out of any other business Security Life may conduct. It may, however, be subject to liabilities arising from Subaccounts whose assets are attributable to other variable annuity contracts offered by the Variable Account. If the assets exceed the required reserves and other contract liabilities, we may transfer the excess to our General Account. The assets in the Variable Account will at all times, equal or exceed the sum of the Accumulation Values of all Contracts funded by the Variable Account.

Prior to October 1, 2004, the Variable Account was known as Southland Separate Account A1. On October 1, 2004, Southland Separate Account A1 was transferred to Security Life in conjunction with the merger of Southland Life with and into Security Life and was renamed Security Life Separate Account S-A1. Southland Separate Account A1 was originally established on February 25, 1994, under the laws of the State of Texas. The Variable Account may invest in mutual funds or other investment portfolios which we determine to be suitable for the Contract's purposes. The Variable Account meets the definition of a separate account under federal securities laws. It is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. Such registration does not involve any supervision by the SEC of the management of the Variable Account or Security Life. It is governed by the laws of Colorado, our state of domicile, and may also be governed by laws of other states in which we do business.

The Variable Account has twenty Subaccounts, each of which invests in shares of a corresponding Portfolio. Therefore, the investment experience of your Contract depends on the experience of the Subaccounts you select. These Portfolios are available only to serve as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of Southland as well as other life insurance companies and as an investment option under certain qualified retirement plans. They are not available directly to investors.

THE PORTFOLIOS

Each Subaccount invests in a corresponding Portfolio. See the prospectus for each of the Portfolios being considered for details.

Shares of these Portfolios are sold to separate accounts of insurance companies, which may or may not be affiliated with Security Life or each other, a practice known as "shared funding". They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding". As a result, there is a possibility that a material conflict may arise between the interests of Owners of our Contracts, whose Accumulation Values are allocated to the Variable Account, and of owners of other contracts whose accumulation values are allocated to one or more other separate accounts investing in any one of the Portfolios. Shares of some of these Portfolios may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Security Life will consider what action may be appropriate, including removing the Portfolio from the Variable Account or replacing the Portfolio with another portfolio. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Portfolio's prospectus.

Security Life has entered into agreements with the investment advisers of several of the Portfolios pursuant to which each such investment adviser pays Security Life a servicing fee based upon an annual percentage of the average aggregate net assets invested by Security Life on behalf of the Variable Account. These agreements reflect administrative services provided to the Portfolios by Southland. Payments of such amounts by an adviser do not increase the fees paid by the Portfolios or their shareholders.

Each of the Portfolios is part of a separate series of an open-end diversified management investment company which receives investment advice from a registered investment adviser. The Portfolios as well as their investment objectives are described below. There is no guarantee that any Portfolio will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio manager anticipates changing economic and market conditions.

Please refer to the prospectus and Statement of Additional Information for each of the Portfolios you are considering for more information. A description of the objectives and investment advisers for each Portfolio follows:

The Alger American Fund

Fred Alger Management, Inc. serves as the Fund's investment adviser.

   Alger American Growth Portfolio (Class O) - Seeks long-term capital appreciation.

   Alger American Leveraged AllCap Portfolio (Class O) - Seeks long-term capital appreciation.

   Alger American MidCap Growth Portfolio (Class O) - Seeks long-term capital appreciation.

Fidelity® Variable Insurance Products Fund ("VIP")

Fidelity Management & Research Company serves as the Fund's investment adviser.

   Fidelity® VIP Asset Manager Portfolio (Initial Class) - Seeks to obtain high total return with reduced risk over the long term.

   Fidelity® VIP Contrafund Portfolio (Initial Class) - Seeks long-term capital appreciation.

   Fidelity® VIP Equity-Income Portfolio (Initial Class) - Seeks reasonable income.

   Fidelity® VIP Growth Portfolio (Initial Class) - Seeks to achieve capital appreciation.

   Fidelity® VIP High Income Portfolio (Initial Class) - Seeks a high level of current income while also considering growth of capital.

Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) - Seeks as high a level of current income as is consistent with the preservation of capital.

Fidelity® VIP Overseas Portfolio (Initial Class) - Seeks long-term growth of capital.

ING Investors Trust
Directed Services, Inc., an affiliate of ours, serves as the overall investment adviser to the ING Investors Trust.

ING JPMorgan Small Cap Equity Portfolio (Class I Shares) - A nondiversified Portfolio that seeks capital growth over the long term.

ING Liquid Assets Portfolio (Class I Shares) - Seeks high level of current income consistent with the preservation of capital and liquidity.

ING Stock Index Portfolio (Class I Shares) - Seeks total return.

ING Van Kampen Equity Growth Portfolio (Class I Shares) - Seeks long-term capital appreciation.

INVESCO Variable Investment Funds, Inc.
A I M Advisors, Inc. serves as the Fund's investment adviser. INVESCO Institutional (N.A.), Inc. serves as the Fund's sub-adviser.

*INVESCO Core Equity Fund (Series I Shares) (*prior to May 7, 2002, INVESCO Core Equity Fund was known as INVESCO Equity Income Fund; prior to May 1, 1999, INVESCO Equity Income Fund was known as INVESCO Industrial Income Portfolio) - Seeks to provide a high total return.

INVESCO Utilities Fund (Series I Shares) - Seeks capital growth.

Janus Aspen Series
Janus Capital serves as the Series' investment adviser.

Janus Balanced Portfolio (Institutional Shares) - Seeks long term capital growth, consistent with preservation of capital and balanced by current income.

Janus International Growth Portfolio (Institutional Shares) - Seeks long-term growth of capital.

Janus Mid Cap Growth Portfolio (Institutional Shares) (prior to May 1, 2003, Janus Aspen Mid Cap Growth Portfolio was known as Janus Aspen Aggressive Growth Portfolio) - Seeks long-term growth of capital.

Janus Worldwide Growth Portfolio (Institutional Shares) - Seeks long-term growth of capital in a manner consistent with the preservation of capital.

CHANGES WITHIN THE VARIABLE ACCOUNT

We may from time to time make the following changes to the Variable Account:

1. Make additional Subaccounts available to such classes of Contracts as we may determine. These Subaccounts will invest in Portfolios we find suitable for the Contract.
2. Eliminate Subaccounts from the Variable Account, combine two or more Subaccounts or substitute a new Portfolio for the Portfolio in which a Subaccount invests. A substitution may become necessary if, in our judgment, a Portfolio is no longer appropriate in light of the purposes of the Variable Account. A substitution may also become necessary due to a change in laws or regulations, or a change in a Portfolio's investment objectives or restrictions, or because the Portfolio is no longer available for investment, or for some other reason, such as a declining asset base.

3.   Transfer assets of the Variable Account, which we determine to be associated with the class of contracts to which your Contract belongs, to another variable account.
4.   Withdraw the Variable Account from registration under the 1940 Act.
5.   Operate the Variable Account as a management investment company under the 1940 Act or in any other form permitted by law.
6.   Cause one or more Subaccounts to invest in new Portfolios.
7.   Create new separate accounts or combine separate accounts, including the Variable Account.
8.   Restrict or eliminate any voting rights as to the Variable Account, as permitted by applicable laws and regulations.
9.   Make any changes required by the 1940 Act or the rules or regulations thereunder or other applicable laws or regulations.

No such changes will be made without any necessary approval of the SEC and applicable state insurance departments. Contract Owners will be notified of any changes.

FACTS ABOUT THE CONTRACT

YOUR RIGHT TO CANCEL THE CONTRACT

You may cancel the Contract within your Free Look Period, which is the ten day period after you receive your Contract. Some states may require a longer Free Look Period. If you decide to cancel, you may mail or deliver the Contract to us at the Customer Service Center. We will refund the Accumulation Value plus any charges we deducted. If you have purchased a Contract in a state that requires the return of Purchase Payments during the Free Look Period and you choose to exercise your Free Look right, we will return the Purchase Payment instead.

PURCHASE PAYMENTS

On July 31, 1998, Southland Life ceased selling the Contract. Owners of Contracts may, of course, continue to make purchase payments.

You purchase the Contract with an initial Purchase Payment. The minimum initial Purchase Payment is $5,000 ($1,000 for an IRA). We may reduce the minimum initial Purchase Payment requirements for certain group or sponsored arrangements. (**See GROUP OR SPONSORED ARRANGEMENTS, page 18.)** We generally will not accept an initial Purchase Payment in excess of $1,500,000 and we reserve the right to not accept any Purchase Payment for any reason.

We can accept subsequent Purchase Payments until the Owner reaches the Age of 86, or the Annuity Date, if earlier. The minimum subsequent Purchase Payment we will accept is $500 ($250 for an IRA or $90 if you have set up your IRA Contract to make Purchase Payments on a monthly basis). We may reduce the minimum subsequent Purchase Payment requirements for certain group or sponsored arrangements. We may refuse to accept a Purchase Payment if it would cause the sum of all Purchase Payments to exceed $1,500,000 and we reserve the right to not accept any Purchase Payment for any reason.

For IRA Contracts, the maximum aggregate Purchase Payments in any year for an individual Contract is the lesser of $2,000 or 100% of compensation. The maximum amount we will accept for a spousal IRA is the lesser of $4,000 or 100% of compensation, reduced by the contribution (if any) made by you for the taxable year to your own IRA. However, no more than $2,000 can be contributed to either your IRA or your spouse's IRA in any one year.

Send Purchase Payments to the Customer Service Center. Checks should be made payable to Southland Life Insurance Company. We will send you a confirmation notice upon receipt.

CREDITING AND ALLOCATION OF PURCHASE PAYMENTS

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial Purchase Payment, the initial Purchase Payment will be allocated, as designated by the Owner, to one or more of the Subaccounts or to the Guaranteed Interest Account within two business days of receipt of such Purchase Payment by Security Life at the Customer Service Center. If the application is not properly completed, Security Life reserves the right to retain the Purchase Payment for up to five business days while it attempts to complete the application. If the application cannot be made complete within five business days, the applicant will be informed of the reasons for the delay and the initial Purchase Payment will be returned immediately unless the applicant specifically consents to our retaining the initial Purchase Payment until the application is made complete. The initial Purchase Payment will then be credited within two business days after our receipt of a properly completed application.

We will credit subsequent Purchase Payments that are accepted by us as of the Valuation Period of receipt at the Customer Service Center.

The initial Purchase Payment is allocated among the Subaccounts as specified on the application, unless the Contract is issued in a state that requires the return of Purchase Payments during the Free Look Period. In those states, your initial Purchase Payment allocated to the Guaranteed Interest Account will be allocated to that Account upon receipt; your initial Purchase Payment allocated to the Subaccounts will be allocated to the ING Liquid Assets Subaccount for a period of 15 days from the date that the Contract is mailed from the Customer Service Center. At the expiration of this period, such portion of the Purchase Payment, as adjusted to reflect the investment performance of the ING Liquid Assets Subaccount during this period, is then allocated to the Subaccounts as described above. If your Contract has a Free Look Period of 20 or 30 days, the allocation to the Subaccounts is made at the expiration of a period of 25 or 35 days (as applicable) from the date that the Contract is mailed from the Customer Service Center.

You may allocate Purchase Payments among any or all Subaccounts available. All Purchase Payment percentage allocations must be in whole numbers. Subsequent to your initial Purchase Payment, we allocate any additional Purchase Payments among the Subaccounts and the Guaranteed Interest Account on the same basis as the initial Purchase Payment unless we receive a Written Notice with new instructions. You may, by telephone, designate a different allocation with respect to any Purchase Payment to be made, if a currently valid telephone authorization form is on file with us. (**See TELEPHONE/FAX PRIVILEGES, page 27.**)

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce or eliminate the surrender charge, the length of time a surrender charge applies, the administrative charge, the minimum initial Purchase Payment and the minimum subsequent Purchase Payment requirements, as well as other fees or charges. We may also increase the number of withdrawals which may be affected without a surrender charge. Group arrangements include those in which a trustee, an employer or an association, for example, purchases Contracts covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis. (**See CONTRACT CHARGES AND FEES, page 29.**)

Our costs for sales and administration, generally vary with the size and stability of the group, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements. We will make any reductions according to our rules in effect when an application form for a Contract is approved. We may change these rules from time to time. If made, any of the foregoing changes will reflect differences in costs or services and will not be unfairly discriminatory.

YOUR ACCUMULATION VALUE

The Accumulation Value of your Contract is the sum of Variable Account Accumulation Value and the Guaranteed Interest Account Accumulation Value. The Variable Account Accumulation Value is the sum of all the Subaccount Accumulation Values.

GUARANTEED INTEREST ACCOUNT ACCUMULATION VALUE

The Guaranteed Interest Account Accumulation Value as of the Contract Date is equal to the amount of the initial Purchase Payment allocated to the Guaranteed Interest Account.

On subsequent Valuation Days, the Guaranteed Interest Account Accumulation Value is calculated as follows:

1) The Guaranteed Interest Account Accumulation Value as of the end of the preceding Valuation Period plus any interest earned during the Valuation Period; plus
2) Any subsequent Purchase Payments allocated to the Guaranteed Interest Account during the current Valuation Period; plus
3) Any Accumulation Value transferred to the Guaranteed Interest Account during the current Valuation Period; minus
4) Any Accumulation Value transferred from the Guaranteed Interest Account during the current Valuation Period; minus
5) Any excess transfer charge allocated to the Guaranteed Interest Account during the current Valuation Period; minus
6) Any withdrawals (and any surrender charges arising from such withdrawals) allocated to the Guaranteed Interest Account during the current Valuation Period.

SUBACCOUNT ACCUMULATION VALUE

The Subaccount Accumulation Value for any Subaccount as of the Contract Date is equal to the amount of the initial Purchase Payment allocated to that Subaccount.

On subsequent Valuation Days, the amount of the Subaccount Accumulation Value is calculated as follows:

1) The number of Accumulation Units in that Subaccount as of the end of the preceding Valuation Period multiplied by that Subaccount's Accumulation Unit Value for the current Valuation Period; plus
2) Any subsequent Purchase Payments allocated to that Subaccount during the current Valuation Period; plus
3) Any Accumulation Value transferred to such Subaccount during the current Valuation Period; minus
4) Any Accumulation Value transferred from such Subaccount during the current Valuation Period; minus
5) Any excess transfer charge allocated to such Subaccount during the current Valuation Period; minus
6) Any withdrawals (and any surrender charges arising from such withdrawals) allocated to that Subaccount during the current Valuation Period; minus
7) The portion of the annual administrative charge, if any, applicable to that Subaccount if a Contract Anniversary occurs during the Valuation Period.

Accumulation Unit Value. Purchase Payments allocated to a Subaccount or amounts transferred to a Subaccount are converted into Accumulation Units. For any Subaccount, the number of Accumulation Units credited is determined by dividing the dollar amount directed to the Subaccount by the value of the Accumulation Unit for that Subaccount for the Valuation Period on which the Purchase Payment is received or the transfer is effective. In this manner, an increase in Subaccount Accumulation Value under a Contract occurs by the addition of Accumulation Units of that Subaccount.

The Accumulation Unit value for each Subaccount was arbitrarily set initially at $10 when the Subaccount was established. Thereafter, for any Subaccount, the Accumulation Unit value for a Valuation Period equals the Accumulation Unit value for the preceding Valuation Period multiplied by the Accumulation Experience Factor (described below) for the Valuation Period.

Decreases in Subaccount Accumulation Value under a Contract are affected by the cancellation of Accumulation Units of a Subaccount. Therefore, Surrenders, withdrawals, transfers out of a Subaccount, payment of a Death Benefit, the application of the Accumulation Value to an Annuity Payment Option and the deduction of the annual administrative charge all result in the cancellation of an appropriate number of Accumulation Units of one or more Subaccounts. Accumulation Units are canceled as of the end of the Valuation Period in which Southland received notice of or instructions regarding the event.

The Accumulation Experience Factor. For each Subaccount, the accumulation experience factor reflects the investment experience of the Portfolio in which that Subaccount invests and the charges assessed against that Subaccount for a Valuation Period. The accumulation experience factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

(1)   is the result of:
- a.   The net asset value per share of the Portfolio held in the Subaccount, determined at the end of the current Valuation Period; plus
- b.   The per share amount of any dividend or capital gains distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus
- c.   A per share charge or credit for any taxes reserved for, which is determined by Southland to have resulted from the operations of the Subaccount.

(2)   Is the net asset value per share of the Portfolio held in the Subaccount, determined at the end of the last prior Valuation Period.

(3)   Is a daily factor representing the mortality and expense risk charge and the asset-based administrative charge deducted from the Subaccount, adjusted for the number of days in the Valuation Period.

YOUR RIGHT TO TRANSFER

Prior to the Annuity Date and after the Free Look Period, you may transfer your Accumulation Value among the Subaccounts and the Guaranteed Interest Account. The minimum amount that may be transferred from each Subaccount or the Guaranteed Interest Account is the lesser of $100 or the Subaccount Accumulation Value or the Guaranteed Interest Account Accumulation Value. Percentages must be in whole numbers. Transfers due to the operation of Dollar Cost Averaging and Automatic Rebalancing are not included in determining the limit on the number of transfers allowed without a charge. (**See DOLLAR COST AVERAGING FACILITY, page 22, and AUTOMATIC REBALANCING, page 23.**) Each request to transfer is considered one transfer regardless of how many Subaccounts or the Guaranteed Interest Account are affected by the transfer. Except for Contracts issued in certain states, we reserve the right to limit the number of transfers per Contract Year to 12. The table below summarizes the number of transfers permitted in any one Contract Year without an excess transfer charge, the total number of transfers permitted in a Contract Year and the excess transfer charge.

	Prior to Annuity Date	**Annuity Period**
Free Transfers	12	4
Total Number of Transfers Permitted	Unlimited	4
Excess Transfer Charge	$25 for each transfer in excess of 12 during any Contract Year	Not Applicable

Transfers may be made based upon instructions given by Written Notice, by telephone or by fax. Security Life will only honor transfer requests given by Written Notice, by telephone or by fax if it has a currently valid telephone/fax instruction authorization form on file signed by the Owner. (**See TELEPHONE/FAX PRIVILEGES, page 27.**)

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can adversely affect Portfolio performance, disrupt Portfolio management strategies and increase Portfolio expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Portfolio's ability to provide maximum investment return to all Owners.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:

- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying Portfolio;
- Is determined, in our sole discretion, to be not in the best interests of other Owners; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying Portfolio within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our excessive trading policy at any time, without prior notice and in our sole discretion, based on, among other factors, the best interests of Owners, fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Owners. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one Owner; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Owner at a time.

Security Life does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Portfolios. Orders for the purchase of Portfolio shares may be subject to acceptance or rejection by the underlying Portfolio. We reserve the right to reject, without prior notice, any allocation of a premium payment to a Subaccount if the Subaccount's investment in its corresponding Portfolio is not accepted by the Portfolio for any reason.

Once during the first 30 days of each Contract Year, you may transfer amounts from the Guaranteed Interest Account. Transfer requests received within 30 days prior to the Contract Anniversary will be considered requests to transfer on the Contract Anniversary. A request to transfer from the Guaranteed Interest Account that is received on the Contract Anniversary or within the following 30 days will be processed if it is the first such transfer request received during the 30 day period. Requests for transfers from the Guaranteed Interest Account received at any other times will not be processed. You may transfer amounts to the Guaranteed Interest Account at any time.

The maximum transfer amount from the Guaranteed Interest Account to the Subaccounts of the Variable Account in any Contract Year is the greater of:

(a)   25% of the Guaranteed Interest Account Accumulation Value immediately prior to the transfer;

(b) $100; or

(c)   The sum of the amounts that were transferred out of and withdrawn from the Guaranteed Interest Account in the prior Contract Year. (For purposes of calculating this sum, all withdrawals, including those made under the Systematic Withdrawal Program are included.)

DOLLAR COST AVERAGING FACILITY

You may elect to make transfers from the ING Liquid Assets Subaccount to any or all Subaccounts available. This is known as the dollar-cost averaging ("Dollar Cost Averaging") method of investment. The fixed dollar amount will purchase more Accumulation Units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The Dollar Cost Averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

Owners may only elect Dollar Cost Averaging if their Subaccount Accumulation Value in the ING Liquid Assets Subaccount is at least $10,000 at the time of the election. The minimum transfer amount out of the ING Liquid Assets Subaccount for Dollar Cost Averaging is $100 per month. The maximum transfer amount out of the ING Liquid Assets Subaccount for Dollar Cost Averaging is the ING Liquid Assets Subaccount Accumulation Value, at the time of election, divided by 12. If Dollar Cost Averaging transfers are to be made to more than one Subaccount, percentage allocations of the transfer amount must be designated as whole number percentages. Dollar allocations may not be made.

The transfer date for Dollar Cost Averaging will be the same calendar day each month as the Contract Date. If this calendar day is not a Valuation Day, the next Valuation Day will be used. Once elected, Dollar Cost Averaging remains in effect for a Contract until the ING Liquid Assets Subaccount Accumulation Value is depleted, the Annuity Date occurs or until the Owner cancels the election by Written Notice at least seven days in advance of the next transfer date. You may specify a date for Dollar Cost Averaging to terminate. You may not specify a dollar amount for the ING Liquid Assets Subaccount Accumulation Value at which Dollar Cost Averaging would terminate There is no additional charge for using Dollar Cost Averaging. Security Life reserves the right to discontinue, modify or suspend the Dollar Cost Averaging facility at any time and for any reason. Any transfer under this facility will not be included for the purposes of the excess transfer charge.

You may change the transfer amount or the Subaccounts to which transfers are to be made once each Contract Year, subject to the above limitations. Telephone or fax instructions, however, are only honored if a currently valid telephone/fax authorization form is on file with us. (**See TELEPHONE/FAX PRIVILEGES, page 27.**)

If you elect Dollar Cost Averaging and Automatic Rebalancing at the same time, Dollar Cost Averaging will commence and Automatic Rebalancing will not commence until the first Valuation Day of the calendar quarter immediately following the termination of Dollar Cost Averaging. If you elect Dollar Cost Averaging while the Automatic Rebalancing feature is in effect, Dollar Cost Averaging will not commence unless you first terminate Automatic Rebalancing by Written Notice. (**See AUTOMATIC REBALANCING, page 23.**)

AUTOMATIC REBALANCING

If elected at the time of the application or if subsequently requested prior to the Annuity Date by Written Notice, an Owner may instruct Security Life to automatically transfer, on a quarterly basis, Variable Accumulation Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Accumulation Value among such Subaccounts ("Automatic Rebalancing"). We will begin automatic transfers under the program on the last Valuation Date of the applicable calendar period in which we receive your election to participate in the program. You may elect to have your allocations among the Subaccounts rebalanced on a quarterly, semi-annual, or annual calendar basis Such percentage allocations must be in whole numbers. Once elected, Automatic Rebalancing begins on the first Valuation Day of the next calendar quarter (or, if later, the next calendar quarter after the expiration of the Free-Look Period).

Owners may stop Automatic Rebalancing at any time at least seven calendar days before the first Valuation Day in a new calendar quarter. Owners may specify allocations between and among as many Subaccounts as are available at the time Automatic Rebalancing is elected. If Automatic Rebalancing is elected but no allocations are specified, then the rebalancing will be done on the basis of the Owner's current Purchase Payment allocation instructions. Once Automatic Rebalancing has been elected, any subsequent allocation instructions that differ from the then-current Automatic Rebalancing allocation instructions will be deemed to be a request to change your Automatic Rebalancing allocation. Owners may change Automatic Rebalancing allocations at any time. Allocation changes will take effect as of the Valuation Day that we receive your instructions. Once Automatic Rebalancing is in effect, you may only transfer Variable Account Accumulation Value among or between Subaccounts by changing your Automatic Rebalancing allocation instructions. Changes to or termination of Automatic Rebalancing may be made by instructions given by Written Notice or telephone. Telephone or fax instructions, however, are only honored if Security Life has a currently valid telephone/fax authorization form on file with us. **(See TELEPHONE/FAX PRIVILEGES, page 27.)**

There is no additional charge for Automatic Rebalancing and Automatic Rebalancing transfers do not count as one the 12 free transfers available during any Contract Year. If Automatic Rebalancing is elected at the same time as Dollar Cost Averaging or when Dollar Cost Averaging is in effect, Automatic Rebalancing will be postponed until the first Valuation Day in the calendar quarter following the termination of Dollar Cost Averaging.

In the future, Security Life may offer Automatic Rebalancing transfers on a monthly, semi-annual and annual basis, in which case the foregoing references to calendar quarters would be changed to monthly, semi-annual or annual periods, as applicable.

Security Life reserves the right to discontinue, modify or suspend Automatic Rebalancing at any time and for any reason.

WITHDRAWALS

Prior to the Annuity Date and after the Free Look Period, you may withdraw part of the Cash Surrender Value of your Contract. Your request must include tax withholding information as we may require. Withdrawals may be subject to a 10% tax penalty and may be subject to mandatory withholding. **(See FEDERAL TAX CONSIDERATIONS, page 38.)** A surrender charge also may be incurred for withdrawals in excess of certain amounts. **(See CHARGES DEDUCTED FROM THE ACCUMULATION VALUE, page 29.)**

Certain plans or programs sold on a group or sponsored basis to employee or professional groups may have additional or fewer restrictions on withdrawal privileges. **(See GROUP OR SPONSORED ARRANGEMENTS, page 18.)**

There are three available withdrawal options: Demand Withdrawals; the Systematic Withdrawal Program; and the IRA Income Program. All three options are described below.

Demand Withdrawal Option. You may make Demand Withdrawals in minimum amounts of $100. The maximum Demand Withdrawal amount is the Cash Surrender Value minus $500. If the amount of the Demand Withdrawal you specify exceeds the maximum level, the amount of the Demand Withdrawal will automatically be lowered to the maximum. (**See SURRENDERS, page 25.)**

Unless you specify otherwise, the amount of the Demand Withdrawal will be taken proportionately from your Subaccount Accumulation Values and Guaranteed Interest Accumulation Value immediately before the Withdrawal. When specifying otherwise, you may not withdraw from the Guaranteed Interest Account an amount that is greater than the total requested Demand Withdrawal amount multiplied by the ratio of the Guaranteed Interest Account Accumulation Value to the total Accumulation Value immediately before the withdrawal.

Demand Withdrawals may be made based upon instructions given by Written Notice, by telephone or by fax. Security Life will only honor a telephone or fax Demand Withdrawal request if we have a currently valid telephone/fax authorization form on file signed by the Owner and if the request is for an amount less than $25,000. **(See TELEPHONE/FAX PRIVILEGES, page 27.)**

Systematic Withdrawal Program. You may choose to receive systematic withdrawals on a monthly or quarterly basis ("Systematic Withdrawal Program"). Withdrawals under the Systematic Withdrawal Program will be taken proportionately from your Subaccount Accumulation Values and Guaranteed Interest Accumulation Value. The withdrawals under this program may not start sooner than one month after the Contract Date.

You may select the day of the month when the withdrawals will be made. If no day is selected, the withdrawals will be made on the same day of the month as the Contract Date. If this day is not a Valuation Day, the next Valuation Day will be used. You may select a dollar amount or a percentage amount for your withdrawal subject to the following maximums:

Frequency	Maximum Withdrawal Payment Percentage
Monthly	1.25% of Accumulation Value on the date of withdrawal
Quarterly	3.75% of Accumulation Value on the date of withdrawal

Except as described below, payments under this program may not be less than $100.

If a dollar amount is selected and the amount to be systematically withdrawn would exceed the applicable maximum percentage listed above, the amount withdrawn will be reduced to equal such percentage. If a percent amount is selected that exceeds the maximum percentages listed above, the amount withdrawn will be reduced to equal such percentage. In either case, if the amount to be withdrawn is then less than $100, the withdrawal will be made, and the Systematic Withdrawal Program will be canceled.

If the withdrawals under this program end due to an insufficient Accumulation Value, any remaining Accumulation Value will be paid to you. This will result in a Surrender of the Contract.

If a Demand Withdrawal is made during a Contract Year when the Systematic Withdrawal Program is in effect, the remaining payments to be made under the Systematic Withdrawal Program for that Contract Year will be considered Demand Withdrawals for the purpose of assessing any applicable surrender charges. Otherwise, withdrawals made under the Systematic Withdrawal Program are not assessed surrender charges.

You may change the amount or percentage of your withdrawals under this program once each Contract Year. You may cancel your participation at any time by Written Notice, at least seven days prior to the next scheduled withdrawal date.

IRA Income Program - IRA Contracts Only. If you have an IRA Contract, we will provide payment of amounts required to be distributed under the Code ("IRA Income Program") unless the minimum distributions are otherwise satisfied. **(See IRA INCOME PROGRAM in the Statement of Additional Information.)**

We will determine the amount that is required to be distributed from your Contract each year based on the information you give us and various choices you make. If the Systematic Withdrawal Program is in effect at the same time as the IRA Income Program, additional distributions, if required, will be made at the same time as the Systematic Withdrawal Program distributions. Otherwise, minimum distributions will occur when required. For information regarding the calculation and choices you must make, see the Statement of Additional Information. The minimum dollar amount of each distribution is $100. At any time while minimum distributions are being made, if your Cash Surrender Value falls below $2,000, we will cancel the Contract and send you the amount of your Cash Surrender Value.

Tax Consequences of Withdrawals. **CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS.** A withdrawal made before the taxpayer reaches Age 59½ may result in imposition of a tax penalty of 10% of the taxable portion withdrawn. Please refer to **FEDERAL TAX CONSIDERATIONS**, page 38, for more details.

SURRENDERS

You may Surrender the Contract for its Cash Surrender Value at any time prior to the Annuity Date. Your Contract's Cash Surrender Value fluctuates daily with the investment experience of the Subaccounts in which you are invested. We do not guarantee any minimum Cash Surrender Value for amounts invested in the Subaccounts.

If you do not wish to receive your Cash Surrender Value in a single sum payment and you are also the Annuitant, you may avoid a surrender charge by accelerating the Annuity Date under the Contract. However, any designated period selected under an Annuity Payment Option must be five years or more. **(See SELECTING AN ANNUITY PAYMENT OPTION, page 32.)** Consult your tax adviser regarding the tax consequences of a Surrender or the acceleration of the Annuity Date. A Surrender made before age 59½ may result in the imposition of a 10% penalty tax. **(See FEDERAL TAX CONSIDERATIONS, page 38.)**

DEATH BENEFITS

Upon receipt of Due Proof of Death of an Owner before the Annuity Date, the Death Benefit will be paid according to the provisions in **"ENHANCED DEATH BENEFIT"** below. If the Owner is not an individual, the Death Benefit is payable upon the death of the Annuitant. The Beneficiary can elect to receive the Death Benefit either as a single lump sum or under an Annuity Option.

Subject to the applicable provisions of the Code discussed under **TAXATION OF DISTRIBUTIONS**, page 39, if the Owner (or a Deemed Owner as defined in the Code) dies prior to the Annuity Date, and:

1. If the Owner's spouse is the joint Owner, then the spouse becomes the new Owner and no Death Benefit is payable; or
2. If the Owner's spouse is the Beneficiary, then the spouse may elect to become the Owner (in which case there is no Death Benefit payable) by so electing within 60 days of the death; if there is no such election, the Death Benefit is payable to the Beneficiary; or
3. If the Owner's spouse is not the joint Owner or the Beneficiary, then the Death Benefit is payable to the Beneficiary.

If Due Proof of Death is not accompanied by the Beneficiary's election of whether to receive the Death Benefit as a lump sum or under an Annuity Option, the amount of the Death Benefit will continue to reflect the investment performance of the Variable Account until such an election is received at the Customer Service Center. If no such election is received within 60 days of our receiving Due Proof of Death, we will pay the Death Benefit in a single lump sum. If the Death Benefit is paid under an Annuity Option, the Beneficiary becomes the Annuitant and the Contingent Beneficiary becomes the Contingent Annuitant. Contact the Customer Service Center or your agent for more information. (**See SELECTING AN ANNUITY PAYMENT OPTION, page 32.**)

Other rules relating to distributions at death apply to Qualified Contracts. You should consult your tax adviser regarding these rules and their impact on Qualified Contracts.

ENHANCED DEATH BENEFIT

The Death Benefit under the Contract is an enhanced Death Benefit which is greater than the death benefit payable under some other annuity contracts. The enhanced Death Benefit is the greatest of the following amounts as of the Valuation Period on which we receive Due Proof of Death and all information necessary to process the claim, including the Beneficiary's election of receiving the Death Benefit in the form of either a single sum or under an Annuity Payment Option.

1. Purchase Payments made, less withdrawals (and charges associated with such withdrawals), accumulated at the guaranteed death benefit accumulation rate shown in your Contract (0% after Age 75 and for Contracts issued in certain states), up to a maximum of two times (A- B), where A = the sum of all Purchase Payments, and B = the sum of all withdrawals (and charges associated with such withdrawals); or

2. The Accumulation Value; or

3. The Step-up Benefit (as defined below), plus Purchase Payments made, less withdrawals (and charges associated with such withdrawals) since the last step-up anniversary;

The Step-Up Benefit at issue is the initial Purchase Payment. As of each subsequent step-up anniversary, the then-current Accumulation Value is compared to the prior determination of the Step-Up Benefit, increased by Purchase Payments made, less withdrawals (and charges associated with such withdrawals) since the last step-up anniversary. The greater of these becomes the new Step-Up Benefit.

The step-up anniversaries are every 6th Contract Anniversary for the duration of the Contract. (i.e., the 6th, 12th, 18th, etc.)

The amount payable to the Beneficiary is the enhanced Death Benefit as calculated above, minus any taxes incurred but not previously deducted.

WHEN WE MAKE PAYMENTS

Payments of withdrawals, Surrenders or Death Benefits from the Subaccounts will usually be made within seven days of receipt of the request at the Customer Service Center. However, we may postpone the processing of any such transactions for any of the following reasons:

a) When the New York Stock Exchange ("NYSE") is closed for trading for other than for customary holiday or weekend closings, or trading on the NYSE is otherwise restricted, as determined by the SEC;

b) Trading on the NYSE is restricted by the SEC;

c) When the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's assets not reasonably practicable; or

d) A governmental body with jurisdiction over the Variable Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We may defer up to six months the payment of any withdrawal or proceeds from the Guaranteed Interest Account.

TELEPHONE/FAX PRIVILEGES

An Owner is allowed to enter the following types of instructions either by telephone or by fax if he or she completes a telephone/fax instruction authorization form:

- Transfers between Portfolios;
- Surrenders;
- Changes of allocations among the Subaccounts and the Guaranteed Interest Option;
- Change of source Portfolios for systematic withdrawals; and
- Change of source Portfolios for variable annuitization payouts.

If you complete the telephone/fax form, you thereby agree that Security Life will not be liable for any loss, liability, cost or expense when it acts in accordance with the telephone/fax instructions received. If a telephone/fax transaction, is later determined not to have been made by you or was made without your authorization and a loss results, you bear the risk of this loss. Any fax requests are considered telephone requests and are bound by the conditions in the telephone/fax authorization form. Any fax request should include your name, daytime telephone number, Contract number and the names of the Subaccounts from which and to which money will be transferred or surrendered and the allocation percentage. Security Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event Security Life does not employ such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.

THE GUARANTEED INTEREST ACCOUNT

You may allocate all or a portion of your Purchase Payments and transfer your Accumulation Value to or from the Guaranteed Interest Account, which is part of our General Account and which pays interest at a declared rate. The General Account supports our non-variable insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Guaranteed Interest Account have not been registered under the Securities Act of 1933, and neither the Guaranteed Interest Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the General Account, the Guaranteed Interest Account nor any interest therein are generally subject to regulation under these Acts. As a result, the staff of the SEC has not reviewed the disclosures which are included in this prospectus which relate to the General Account and the Guaranteed Interest Account. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus. For more details regarding the General Account, see your Contract.

You may accumulate amounts in the Guaranteed Interest Account by (i) allocating Purchase Payments, (ii) transferring amounts from the Subaccounts, and (iii) earning interest on amounts you already have in the Guaranteed Interest Account. (**See CREDITING AND ALLOCATION OF PURCHASE PAYMENTS, page 18.**)

The amount you have in the Guaranteed Interest Account at any time is the sum of all Purchase Payments allocated to this Account, all transfers, and earned interest. This amount is reduced by amounts transferred out of or withdrawn from the Guaranteed Interest Account and deductions allocated to the Guaranteed Interest Account. (**See GUARANTEED INTEREST ACCOUNT ACCUMULATION VALUE, page 19.**)

We pay a declared interest rate on all amounts that you have in the Guaranteed Interest Account. These interest rates will never be less than the minimum guaranteed effective annual interest rate of 3%. When a Purchase Payment is received or an amount is transferred into the Guaranteed Interest Account, an interest rate will be credited to that amount. The rate will be guaranteed for a twelve-month period. Thereafter, interest rates credited to that amount (and amounts earned on that amount) will be similarly guaranteed for successive periods of at least twelve-months at the then current interest rate. Therefore, different interest rates may apply to different amounts in the Guaranteed Interest Account, depending on when and how the amount was initially allocated. Interest at the guaranteed minimum rate or such higher rate as Southland may determine will be paid regardless of the actual investment experience of the General Account. We bear the full amount of the investment risk for the amount allocated to the Guaranteed Interest Account while the Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

ADDITIONAL CONTRACT INFORMATION

THE OWNER

You are the Owner. You are also the Annuitant unless another Annuitant is named in the application. You have the rights and options described in the Contract. You and your spouse may be joint Owners; no other joint ownership is allowed. You (and your spouse, in the case of joint ownership) must be younger than Age 86 as of the Contract Date.

THE ANNUITANT

The Annuitant will receive the Annuity Payments under the Contract as of the Annuity Date if the Annuitant is living. If the Annuitant dies before the Annuity Date and a contingent Annuitant is named, the contingent Annuitant becomes the Annuitant (unless the Owner is not an individual, in which case the Death Benefit becomes payable). If no contingent Annuitant has been named, the Owner must designate a new Annuitant. If no designation is made within 30 days of the Annuitant's death, the Owner will become the Annuitant.

Upon the death of the Annuitant after the Annuity Date, any remaining designated period Annuity Payments will be continued to any contingent Annuitant. Upon the death of both the Annuitant and all contingent Annuitants, any remaining designated period Annuity Payments will be paid to the estate of the last to die of the Annuitant and the contingent Annuitants. Such amounts may be paid in one sum if the Owner so elected. **(See SELECTING AN ANNUITY PAYMENT OPTION, page 32.)**

THE BENEFICIARY

The Beneficiary is the person to whom we pay the Death Benefit upon the death of the Owner (or of the Annuitant, if the Owner is not an individual) prior to the Annuity Date.

The original Beneficiary and any contingent Beneficiaries are named in the application. Contingent Beneficiaries are paid a Death Benefit only if no Beneficiary survives. If more than one Beneficiary in a class survives, they will share the Death Benefit equally, unless the Owner's designation provides otherwise. If there is no designated Beneficiary or contingent Beneficiary surviving, we will pay the Death Benefit to the Owner's estate. We will pay the Death Benefit to the most recent Beneficiary designation on file with us.

CHANGE OF OWNER, BENEFICIARY OR ANNUITANT

Prior to the Annuity Date and after the Free Look Period, you may transfer Ownership of the Contract (unless the Contract is a Qualified Contract) subject to our published rules at the time of the change. A new Owner must be less than Age 86.

You may name a new Annuitant prior to the Annuity Date. Any Annuitant or contingent Annuitant must be younger than Age 86 when named. An Annuitant or contingent Annuitant that is not an individual may not be named without our consent. If the Owner is not an individual, the Annuitant may not be changed without our consent.

The Owner may name a new Beneficiary unless an irrevocable Beneficiary has previously been named. When an irrevocable Beneficiary has been designated, the Owner and the irrevocable Beneficiary must act together to make any Beneficiary changes. If the Contract is a Qualified Contract and a Beneficiary change is being made, the Owner's spouse must sign a statement agreeing to this designation.

To make any of these changes, you must send us Written Notice. The change will take effect as of the day the notice is signed and dated. The change will not affect any payment made or action taken by us before recording the change at the Customer Service Center. For possible tax consequences, see **FEDERAL TAX CONSIDERATIONS**, page 38.

OTHER CONTRACT PROVISIONS

If an Age or sex given in the application is misstated, the amounts payable or benefits provided by the Contract shall be those that the Purchase Payment would have bought at the correct Age or sex.

We must receive any election, designation, change, assignment, or any other change request you make in writing, except for those changes for which telephone/fax privileges are available. The effective date of any such change will be the date the request was signed. We may require a return of your Contract for any Contract change or for paying Death Benefits. If your Contract has been lost, we will require that you complete and return a Contract Replacement Form. Any change will not affect payments made or action taken by us before the change is recorded at the Customer Service Center.

You may assign this Contract as collateral security upon Written Notice to us. Once it is recorded with us, the rights of the Owner and Beneficiary are subject to the assignment. It is your responsibility to make sure the assignment is valid. There may be tax consequences. **(See FEDERAL TAX CONSIDERATIONS, page 38.)**

AUTHORITY TO CHANGE CONTRACT TERMS

Only the President, a Vice President, or the Secretary of Southland has authority to agree on behalf of the company to any alteration of the Contract or to any waiver of the right or requirements of the company.

This Contract is intended to qualify as an annuity contract under the Code. To that end, all terms and provisions of the Contract shall be interpreted to ensure or maintain such qualification. Southland will make payments and distributions in the time and manner necessary to maintain such qualification under the applicable provisions of the Code.

We reserve the right to amend this Contract, to reflect any clarifications or changes that may be needed or are appropriate, or to conform it to any applicable changes in the tax requirements, in order to qualify the Contract as an annuity. We will send you written notice of such amendments.

CONTRACT CHARGES AND FEES

CHARGES DEDUCTED FROM THE ACCUMULATION VALUE

Surrender Charge (Contingent Deferred Sales Charge)

General. No sales charge is deducted from Purchase Payments at the time that such payments are made. However, within certain time limits described below, a surrender charge (contingent deferred sales charge) is deducted from Accumulation Value if a Demand Withdrawal or Surrender occurs prior to the Annuity Date.

In the event that surrender charges are not sufficient to cover sales expenses, such expenses will be borne by Security Life. Conversely, if the revenue from such charges exceeds such expenses, the excess of revenues from such charges over expenses will be retained by Security Life.

Charge for Surrender or Demand Withdrawals. The surrender charge is equal to the percentage of each Purchase Payment surrendered or withdrawn as shown in the table below. The surrender charge is separately calculated and applied to each Purchase Payment at the time that the Payment is surrendered or withdrawn. No surrender charge applies to Accumulation Value in excess of aggregate Purchase Payments (less prior withdrawals of such payments) or on Purchase Payments made more than five full Contract Years since the Contract Anniversary following the Purchase Payment. For purposes of calculating the surrender charge, Accumulation Value in excess of aggregate Purchase

Payments (less prior withdrawals of such payments) is deemed withdrawn before Purchase Payments and Purchase Payments are considered withdrawn on a first-in-first-out basis.

Contract Anniversaries Since Purchase Payment Was Made	Surrender Charge as a Percentage of Purchase Payment Withdrawn
0	7%
1	6%
2	5%
3	4%
4	3%
5	2%
6+	0%

With regard to Demand Withdrawals, the surrender charge is deducted from your Accumulation Value.

The Amount You May Withdraw Without a Surrender Charge. Demand Withdrawals may be taken without a surrender charge in an amount which may be greater than that provided by other annuity contracts. In addition to Purchase Payments held beyond the surrender charge period, each Contract Year, after the first Contract Year, you may withdraw without a surrender charge the greater of (1) Accumulation Value in excess of aggregate Purchase Payments less prior withdrawals (as of the date of receipt of the written request), or (2) 15% of the Accumulation Value as of the last Contract Anniversary (less any withdrawals already made during the Contract Year, including any charges arising from such withdrawals, other than withdrawals of Purchase Payments).

During any Contract Year, if a Demand Withdrawal is made while the Systematic Withdrawal Program is in effect, the remaining payments to be made under the Systematic Withdrawal Program for that Contract Year will be considered Demand Withdrawals for purposes of calculating any applicable surrender charges. If a Demand Withdrawal is not made in the same Contract Year, withdrawals made under the Systematic Withdrawal Program will not be assessed a surrender charge. IRA Income Program withdrawals will not be assessed a surrender charge.

Annual Administrative Charge

The administrative charge is deducted each year as of the Contract Anniversary. We also deduct this charge when determining the Cash Surrender Value payable if you Surrender the Contract prior to the end of a Contract Year. If aggregate Purchase Payments made less aggregate withdrawals (and any charges arising from such withdrawals) are less than $100,000, the amount deducted is $30 per Contract Year. Otherwise, the charge is zero. This charge is to cover a portion of our administrative expenses.

The administrative charge is deducted proportionately from your Subaccount Accumulation Values immediately prior to the deduction. The administrative charge is not deducted from the Guaranteed Interest Account Accumulation Value.

Excess Transfer Charge

Prior to the Annuity Date, we allow you 12 free transfers among and between the Subaccounts and the Guaranteed Interest Account per Contract Year. For each additional transfer, we will charge you $25 at the time each such transfer is processed. The charge will be deducted from the Subaccounts and the Guaranteed Interest Account from which each additional transfer is made. The deduction will be in proportion to the amount being transferred from each such Subaccount and the Guaranteed Interest Account. Any transfer(s) due to the election of Dollar Cost Averaging or Automatic Rebalancing will not be included in determining if the excess transfer charge should apply.

After the Annuity Date, only four Annuity Unit exchanges each Contract Year are allowed, and no transfer charge will be deducted.

Taxes on Purchase Payments

We make a charge for state and local taxes on Purchase Payments in certain states and municipalities, which can range from 0% to 3.5% of each Purchase Payment. The charge generally depends on the Annuitant's place of residence.

In those jurisdictions in which taxes on Purchase Payments are incurred by Security Life as of the Annuity Date, we will deduct the charge for taxes at that time. In jurisdictions that impose a tax on Purchase Payments at the time the Purchase Payments are paid, regardless of the Annuity Date, our current practice is to pay the tax on Purchase Payments for you and then deduct the charge for these taxes from your Accumulation Value upon Surrender, payment of the Death Benefit or upon the Annuity Date. We reserve the right to deduct any state and local taxes on Purchase Payments from your Accumulation Value at the time such tax is due.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

Mortality and Expense Risk Charge

We will deduct a daily charge from the assets in the Subaccounts to compensate Security Life for mortality and expense risks that we assume under the Contract. The daily charge prior to the Annuity Date is at the rate of 0.003753% (equivalent to an annual rate of 1.37%) on the assets of the Variable Account. The daily charge during the Annuity Period is at the rate of 0.003425% (equivalent to an annual rate of 1.25%) on the assets in the Subaccounts. Prior to the Annuity Date, approximately 1.02% of this annual charge is for the mortality risk and 0.35% is for the expense risk. During the Annuity Period, when the Death Benefit is no longer available, approximately 0.90% of this annual charge is for mortality risk and 0.35% is for expense risk. The mortality and expense risk charge is not deducted from the Guaranteed Interest Account.

The mortality risk assumed is the risk that Annuitants, as a group, will live for a longer time than our actuarial tables predict. As a result, we would be paying more in Annuity Payments under certain Annuity Payment Options than we planned. Security Life also assumes a mortality risk for paying an Enhanced Death Benefit, which in periods of declining value and higher mortality rates, could result in a loss for Security Life. The expense risk assumed is the risk that it will cost us more to issue and administer the Contract than we expected in setting certain of the charge levels guaranteed in the Contract. Any profit to Security Life for this charge may be used to finance distribution expenses.

Asset-based Administrative Charge

We will deduct a daily charge from the assets of the Subaccounts to compensate Security Life for a portion of the administrative expenses under the Contract. The daily charge is at a rate of 0.000411% (equivalent to an annual rate of 0.15%) on the assets in the Subaccounts. This charge is not deducted from the Guaranteed Interest Account.

PORTFOLIO EXPENSES

There are fees and charges deducted from the Portfolios. Please read the prospectus for the Portfolios you are considering for complete details.

SELECTING AN ANNUITY PAYMENT OPTION

GENERAL PROVISIONS

Annuity Payment Option. The proceeds from the Contract are applied to purchase the Annuity Payment Option selected by the Owner. The proceeds, for this purpose, are the Accumulation Value under the Contract on the Annuity Date less the amount of any taxes incurred by Security Life in connection with the Contract but not yet deducted under the Contract. If such taxes are deducted at this time, the deduction is allocated proportionately to your Subaccount Accumulation Values and Guaranteed Interest Account Accumulation Value on the Valuation Day immediately prior to the Annuity Date.

Election and Changes of Annuity Date. The Annuity Date is the date as of which Annuity Payments begin. It may be elected on your application. You may elect any Annuity Date that is no earlier than the second Contract Anniversary but no later than the Annuitant's 85th birthday or the tenth Contract Anniversary, whichever is later. An earlier Annuity Date may be required in certain states. If no Annuity Date is elected in the application, the Annuity Date will be the first day of the month following the Annuitant's 85th birthday or the first day of the month following the tenth Contract Anniversary, whichever is later. However, the Annuity Date limitations may vary according to state regulation. Please refer to your Contract for a description of these limitations. You may also change the Annuity Date by Written Notice at least 60 days prior to the then currently elected Annuity Date of the Contract. For an IRA Contract, the Code stipulates that distributions must commence no later than April 1 of the calendar year following the calendar year in which you attain Age 70½, unless the IRA Income Program is in effect. Consult your tax adviser.

Election and Changes of Annuity Payment Option. The Annuity Payment Option is composed of both a provision which specifies the type of annuity to be paid and a provision which determines how long the annuity will be paid, the frequency, and the amount of each payment. The Owner elects the Annuity Payment Option. The Owner may change the Annuity Payment Option at any time prior to the Annuity Date. The Owner must specifically elect if the Annuitant is to have the right to commute payments as provided below. In selecting an Annuity Payment Option, the Owner must determine whether the payments will be variable or fixed in amount. If variable, the Owner must select the Subaccounts to which proceeds will be applied to purchase variable Annuity Payments. The Owner may also select a combination of fixed and variable payments as described below. If no selection has been made by the Annuity Date, proceeds from any Guaranteed Interest Account Accumulation Value will be applied to purchase fixed Annuity Payments and proceeds from each Subaccount Accumulation Value will be applied to purchase variable Annuity Payments from that Subaccount. If no selection has been made, the Annuity Payment Option will be Annuity Payment Option II (for a variable Annuity Payment, Benchmark Rate of Return of 3%) with a designated period of 20 years. Any Death Benefit applied to purchase Annuity Payments is allocated among the Subaccounts and/or the Guaranteed Interest Account as instructed by the Beneficiary rather than the Owner.

ANNUITY PAYMENTS

We will provide Annuity Payments under the Annuity Payment Option in effect on the Annuity Date.

Fixed Annuity Payments. Fixed Annuity Payments are periodic payments, the amount of which are fixed and guaranteed as to dollar amount throughout the Annuity Period.

The dollar amount of each such Annuity Payment depends on the form and duration of the Annuity Payment Option chosen, the age of the Annuitant, the sex of the Annuitant (if applicable), the amount of proceeds from the Contract applied to purchase the Annuity Payments and the applicable annuity purchase rates (guaranteed minimum rates are found in the Contract). The guaranteed minimum rates in the Contract are based on a minimum guaranteed interest rate of 3%. Security Life may, in its sole discretion, make Annuity Payments in an amount based on a higher interest rate. If fixed Annuity Payments are computed based on an interest rate in excess of the guaranteed minimum interest rate, then, for the period of the higher rate, the dollar amount of such Annuity Payments will be greater than the dollar amount based on 3%. We guarantee that any higher rate will be in effect for at least 12 months.

Variable Annuity Payments. Variable Annuity Payments are periodic payments that: (1) are not pre-determined nor guaranteed as to dollar amount; and (2) vary in amount with the investment experience of the Subaccounts which you select.

The dollar amount of the first variable Annuity Payment is determined in the same manner as that of a fixed Annuity Payment. Therefore, for any particular amount of proceeds applied to a particular Annuity Payment Option, the dollar amount of the first variable Annuity Payment and the first fixed Annuity Payment (assuming such fixed payment is based on the minimum guaranteed 3% interest rate and that the 3% Benchmark Rate of Return is selected for such variable payment) would be the same. Variable Annuity Payments after the first payment will vary, to reflect the net investment performance of the Subaccount(s) selected.

The net investment performance of a Subaccount is translated into a variation in the amount of variable Annuity Payments through the use of Annuity Units. The amount of the first variable Annuity Payment associated with each Subaccount is applied to purchase Annuity Units at the Annuity Unit value for the Subaccount on the Annuity Date by dividing the dollar amount of the payment by the Annuity Unit Value. The number of Annuity Units of each Subaccount attributable to a Contract then remains fixed unless (1) an exchange of Annuity Units is made, or (2) Annuity Payment Option III is selected, both as described below. Each Subaccount has a separate Annuity Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Annuity Payment after the first is equal to the sum of the amounts determined by multiplying the number of Annuity Units under a Contract of each selected Subaccount by the Annuity Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3% or 5% (whichever was selected) Benchmark Rate of Return, the variable Annuity Payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3% or 5% (as applicable) for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3% or 5% (as applicable), the payment for that period will be less than the payment for the prior period.

You must elect either a 3% or 5% Benchmark Rate of Return. Your election may not be changed after the Annuity Date. Electing the 5% Benchmark Rate of Return would mean a larger initial Annuity Payment than would electing the 3% rate. However, electing the 5% rate would result in more slowly rising or more rapidly falling subsequent payments if actual investment experience varied from an annual compound rate of 5% than would be the case if the 3% rate were elected and actual investment experience varied from an annual compound rate of 3%.

After the Annuity Date, the Owner may change the selected Subaccount(s) by Written Notice, up to four times per Contract Year. Such a change will be made by exchanging Annuity Units of one Subaccount for another on an equivalent dollar value basis.

See the Statement of Additional Information for examples of Annuity Unit value calculations and variable Annuity Payment calculations.

Combination Annuity Payment. A combination Annuity Payment is an Annuity Payment in which a portion of the payment is variable and a portion of the payment is fixed as to dollar amount. If a combination Annuity Payment is selected, at least 25% of the proceeds must be allocated to either option you elect. As of the Annuity Date, we will then allocate proceeds between the Guaranteed Interest Account and the Subaccounts to meet the proportions selected. Any amount of Accumulation Value to be transferred to or from the Guaranteed Interest Account will be allocated among the Subaccounts in the same proportion that the Accumulation Value of each of the Subaccounts bears to the total Variable Accumulation Value. Once a combination Annuity Payment is selected, the Annuitant may subsequently increase the allocation to a fixed Annuity Payment but may not increase the allocation to a variable Annuity Payment. Any Death Benefit to be applied under a combination Annuity Payment will be allocated to the Subaccounts and the Guaranteed Interest Account as instructed by the Beneficiary rather than the Owner.

Frequency and Amount of Annuity Payments. Annuity Payments will be made to the Annuitant based on the Annuity Payment Option and frequency elected. Payments may be made monthly, quarterly, semiannually or annually. If we do not receive Written Notice from you, the Annuity Payments will be made monthly. There may be certain restrictions on minimum payments that we will allow. We may require that a one sum payment be made and that the Contract be canceled if the proceeds to be applied is less than $2,000. If the payments to the Annuitant are ever less than $20, we may change the frequency of payments to result in payments of at least that amount or require a one sum payment, in which case the Contract would be canceled.

ANNUITY PAYMENT OPTIONS

OPTION I. Payments for a Designated Period. Payments will be made in 1, 2, 4, or 12 installments per year, as elected for a designated period, which may be 5 to 30 years. If variable Annuity Payments are elected, the dollar amount of each payment will vary based on the Annuity Unit values of the Subaccount(s) selected. Variable Annuity Payments may only be elected if prior to the Annuity Date, the Owner has made an irrevocable election to give the Annuitant the right to commute any remaining designated period installments under this Annuity Payment Option. (See ***"Commuting Provisions"*** below.) If fixed Annuity Payments are elected, the dollar amount of each payment will depend upon the designated period elected and will be equal unless one or more payments are based on an interest rate in excess of 3%, as described previously. If the Annuitant dies before the end of the designated period, payments will be continued to the contingent Annuitant (or to the Annuitant's estate if no contingent Annuitant has been named) until the end of the designated period. The amount of the first monthly payment for each $1,000 of proceeds applied is shown in Payment Option I Table in your Contract.

OPTION II. Life Income With Payments for a Designated Period. Payments will be made in 1, 2, 4, or 12 installments per year throughout the Annuitant's lifetime, or if longer, for a period of 5, 10, 15, or 20 years as elected. If a fixed Annuity Payment is elected, the dollar amount of each Payment will be equal unless one or more payments are based on an interest rate in excess of 3%, as described previously. If variable Annuity Payments are elected, the dollar amounts of each payment will vary based on the Annuity Unit values of the selected Subaccount(s). If the Annuitant dies before the end of the designated period, payments will be continued to the contingent Annuitant (or to the Annuitant's estate if no contingent Annuitant has been named) until the end of the designated period. The amount of each payment will depend upon the Annuitant's sex (unless otherwise prohibited by state law), age at the time the first payment is due, the designated period elected and, if variable Annuity Payments are elected, the investment experience of the Subaccount(s) selected. The amount of the first monthly payout for each $1,000 of proceeds applied is shown in Payment Option II Table in your Contract. This option is only available for ages shown in these Tables.

OPTION III. Joint and Last Survivor. Payments will be made in 1, 2, 4, or 12 installments per year as elected while both Annuitants are living. The amount of each payment will depend upon the Age and sex (unless otherwise prohibited by state law) of each Annuitant at the time the first payment is due. Upon the death of one Annuitant, the Annuity Payments will continue throughout the lifetime of the surviving Annuitant.

If fixed Annuity Payments are elected, the dollar amount of each payment will be level while both Annuitants are living and upon the death of one Annuitant will be reduced to 2/3rds of the installment dollar amount while both Annuitants were living.

If variable Annuity Payments are elected, the number of Annuity Units supporting each payment will remain fixed while both Annuitants are living and upon the death of one Annuitant will be reduced by one-third. The dollar amounts of each payment will vary based on the Annuity Unit Values of the selected Subaccount(s).

OPTION IV. Other. Payments will be made in any other manner as agreed upon in writing between you or the Beneficiary and us.

Payments Other Than Monthly. The Annuity Payment Option Tables in your Contract show the first monthly installments for Annuity Payment Options I and II. To arrive at the first annual, semiannual or quarterly payments, multiply the appropriate figures by 11.839, 5.963 or 2.993 respectively for a Guaranteed Interest Rate or Benchmark Total Return of 3% and by 11.736, 5.939 or 2.988 respectively if the Benchmark Total Return is 5%. Factors for other designated periods or for other options that may be provided by mutual agreement will be provided upon reasonable request.

Commuting Provisions. If the Owner so elects, the Annuitant may commute remaining designated period installments under Annuity Payment Option I. If the election allows, the contingent Annuitant may commute remaining designated period payments after the death of the Annuitant under Annuity Payment Options I or II. If no Contingent Annuitant is named, any remaining designated period payments may be commuted by the Annuitant's estate. Any computation shall be at the appropriate Benchmark Rate of Return.

OTHER INFORMATION

REPORTS TO OWNERS

Prior to the Annuity Date, we will send you a report within 30 days after the end of each calendar quarter. This report will show the Subaccount and Guaranteed Interest Account Accumulation Values, the total Accumulation Value, the Cash Surrender Value and the Death Benefit, as of the end of the calendar quarter, as well as activity under the Contract since the last report. During the Annuity Period, we will send you a report within 30 days after the end of each calendar year showing any information required by law. The reports will include any information that may be required by the SEC or the insurance supervisory official of the jurisdiction in which the Contract is delivered.

We will also send you copies of any shareholder reports of the Portfolios in which the Subaccounts invest, as well as any other reports, notices or documents required by law to be furnished to Contract Owners.

DISTRIBUTION OF THE CONTRACTS

ING America Equities, Inc. is principal underwriter and distributor of the Contracts as well as of other contracts issued through the Variable Account and other separate accounts of Security Life. ING America Equities, Inc. is an affiliate of Security Life. It is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). We pay ING America Equities, Inc. for acting as principal underwriter under a distribution agreement. The aggregate amount of underwriting commissions paid to ING America Equities for Contract sales for the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 was $31,870, $102,239 and $205,242, respectively. The Contract will be offered on a continuous basis.

ING America Equities, Inc. will enter into sales agreements with broker-dealers to solicit for the sale of the Contracts through registered representatives who are licensed to sell securities and variable insurance products, including variable annuities. Such broker-dealers will generally receive commissions based on a percent of Purchase Payments made (up to a maximum of 7%), a percent of Accumulation Value (up to a maximum of .20%), or a combination of these two. The registered representative will receive a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. These commissions will be paid to the broker-dealer by ING America Equities, Inc. and will not be charged to the Owner. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives who meet specified production levels may qualify, under our sales incentive programs, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise.

ANTI-MONEY LAUNDERING

In order to protect against the possible misuse of Security Life products in money laundering or terrorist financing, Security Life has adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires Security Life, its agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under Security Life's anti-money laundering program, Security Life requires Owners, Annuitants and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

Security Life may also refuse to accept certain forms of premium payments (travelers cheques, for example) or restrict the amount of certain forms of premium payments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it.

Security Life's anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

THE CUSTOMER SERVICE CENTER

Pursuant to an administrative services agreement, Golden American Life Insurance Company provides administrative services for Security Life and operates the Customer Service Center. Golden American Life Insurance Company is an affiliate of Security Life. Golden American Life Insurance Company and its affiliates provide administrative services, including owner service and the administration of the variable account, for Security Life at the Customer Service Center which you may contact at P.O. Box 5065, Minot, ND 58702-5065. The administrative services include processing Purchase Payments, Annuity Payments, Death Benefits, Surrenders, withdrawals, and transfers; preparing confirmation notices, and periodic reports; calculating mortality and expense risk charges; calculating Accumulation and Annuity Unit values; and distributing voting materials and tax reports.

VOTING PRIVILEGES

In accordance with its view of current applicable law, Security Life will vote fund shares held in the Variable Account at regular and special shareholder meetings of the Portfolios in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Security Life otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.

The number of votes that an Owner or Annuitant has the right to instruct will be calculated separately for each Subaccount, and may include fractional votes. Prior to the Annuity Date, an Owner holds a voting interest in each Subaccount to which the Variable Accumulation Value is allocated. After the Annuity Date, the Annuitant has a voting interest in each Subaccount from which variable Annuity Payments are made.

For each Owner, the number of votes attributable to a Subaccount will be determined by dividing the Owner's Subaccount Accumulation Value by the net asset value per share of the Portfolio in which that Subaccount invests. For each Annuitant, the number of votes attributable to a Subaccount will be determined by dividing the liability for future variable Annuity Payments to be paid from that Subaccount by the net asset value per share of the Portfolio in which that Subaccount invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Benchmark Rate of Return and the Annuity Unit value of that Subaccount on the date that the number of votes is determined. As variable Annuity Payments are made to the Annuitant, the liability for future payments decreases as does the number of votes.

The number of votes available to an Owner or Annuitant will be determined as of the date coincident with the date established by the Portfolio for determining shareholders eligible to vote at the relevant meeting of the Portfolio's shareholders. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established for the Portfolio. Each Owner or Annuitant having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Portfolio in which that Subaccount invests.

Portfolio shares as to which no timely instructions are received and shares held by Southland in a Subaccount as to which no Owner or Annuitant has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter. Under the 1940 Act, certain actions affecting the Variable Account (such as some of those described under **CHANGES WITHIN THE VARIABLE ACCOUNT,** page 13) may require Contract Owner approval. In that case, you will be entitled to vote in proportion to your Variable Accumulation Value.

TRADING - INDUSTRY DEVELOPMENTS

As with many financial services companies, Security Life and affiliates of Security Life have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. Security Life is also reviewing its policies and procedures in this area.

LEGAL PROCEEDINGS

Security Life is not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the Contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the Contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the Contract.

EXPERTS

The financial statements of Southland Life Insurance Company and Southland Separate Account A1 can be found in the Statement of Additional Information. (See the Statement of Additional Information for a detailed description of the financial statements audited by Ernst & Young LLP, independent registered public accounting firm.)

We are required to include several additional financial statements in this Statement of Additional Information because of the October 1, 2004, merger of Southland Life into Security Life. These additional financial statements of Southland Life and pro forma financial statements of Security Life reflect the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

FEDERAL TAX CONSIDERATIONS
The Following Discussion is General and
Is Not Intended as Tax Advice

INTRODUCTION

This section discusses our understanding of current federal income tax laws affecting the Contract. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated Beneficiary, as applicable) determines federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect Contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, foreign taxes or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract.
- We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the Contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

TYPES OF CONTRACTS: NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Non-Qualified Contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned and on our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to additional distribution and other requirements that are not incorporated into our Contract. Because the plan is not part of the Contract, we are not bound by any plan's terms or conditions. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAXATION OF NON-QUALIFIED CONTRACTS

Taxation Prior to Distribution. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Non-Qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the Contract Value generally will be treated as a distribution. In order to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Internal Revenue Code Section 817(h) requires investments of a variable account be adequately diversified in order for a contract to be treated as an annuity contract for federal income tax purposes. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. Each Subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your Contract. It is intended that the Variable Account, through the Subaccounts, will satisfy these diversification requirements.

- **Investor Control.** Although earnings under Non-Qualified Contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of variable account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the variable account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the variable account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a pro rata share of the assets of the Variable Account.

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

- **Non-Natural Persons.** The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" (generally, the premiums or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person may wish to discuss these with a tax adviser.

- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

TAXATION OF DISTRIBUTIONS

- **General.** When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, less the aggregate amount of non-taxable distributions previously made. The Contract Value that applies for this purpose is unclear in some respects.

  In the case of a Surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract.

The portion, if any, of a distribution representing "investment on the contract" contributed prior to August 14, 1982, will be treated, for tax purposes, as amounts not included in taxable income. The portion, if any, of a distribution representing "income on the contract" attributable to investment made prior to August 14, 1982, will be treated, for tax purposes as amounts included in gross in come but not subject to the 10% tax penalty on pre-age 59½ distributions.

- **10% Penalty Tax.** A distribution from a Non-Qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

  - Made on or after the taxpayer reaches age 59½;
  - Made on or after the death of a Contract Owner;
  - Attributable to the taxpayer's becoming disabled; or
  - Made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

- **Tax Free Exchanges.** Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

  If your Contract is purchased through a tax free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

  - First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
  - Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
  - Then, from any remaining "income on the contract"; and
  - Lastly, from any remaining "investment in the contract."

  The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax free exchange treatment. The IRS has not provided any additional guidance on what it considers abusive. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

- **Taxation of Annuity Payments**. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

- **Death Benefits.** Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a Surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract Value and receive payments. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

- **Assignments and Other Transfers.** A transfer, pledge or assignment of ownership of a Contract, or the designation of an Annuitant or payee other than an owner, may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser as to the tax consequences.

- **Immediate Annuities.** Under section 72 of the Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. Treatment as an immediate annuity will have significance with respect to exceptions from the 10% early withdrawal penalty, to Contracts owned by non-natural persons, and for certain exchanges.

- **Multiple Contracts.** The tax law requires that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same Owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

- **Withholding.** We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

TAXATION OF QUALIFIED CONTRACTS

General. The Contracts are designed for use with several types of Qualified Plans. The tax rules applicable to participants in these Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the company consents.

You will not generally pay taxes on earnings from the annuity Contract described in this prospectus until they are withdrawn. When an annuity Contract is used to fund one of these tax qualified retirement arrangements, you should know that the annuity Contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. Tax-qualified retirement arrangements under Tax Code sections 401(a), 401(k), 403(a), 403(b) or governmental 457 plans also generally defer payment of taxes on earnings until they are withdrawn (or in the case of a non-governmental 457 plan, paid or made available to you or a designated Beneficiary). However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your local representative.

Distributions - General. For Qualified Plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the plan participant for whose benefit the Contract is purchased (i) reaches age 70½ or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the plan participant reaches age 70½. For IRAs described in Section 408, distributions generally must commence no later than by April 1 of the calendar year following the calendar year in which the individual Contract Owner reaches age 70½. Roth IRAs under Section 408A do not require distributions at any time before the Contract Owner's death. **Please note that required minimum distributions under Qualified Contracts may be subject to surrender charge and/or market value adjustment, in accordance with the terms of the Contract. This could affect the amount that must be taken from the Contract in order to satisfy required minimum distributions.**

Direct Rollovers. If the Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a tax-sheltered annuity under section 403(b) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under section 457(b), any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, qualified annuity plan under section 403(a) of the Code, section 403(b) annuity or custodial account, or an eligible section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or us) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Corporate and Self-Employed Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

Individual Retirement Annuities - General. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Also, amounts in another IRA or individual retirement account can be rolled over or transferred tax-free to an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from any of these IRAs, you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

Individual Retirement Annuities - Distributions. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA or certain Qualified Plans in accordance with the Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Code.

To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. The requirements do not apply to Roth IRA Contracts while the Contract Owner is living. These rules may dictate one or more of the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; or
- Distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the Contract over one of the following time periods:

- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under 408(b) and 408A (Roth IRA - see below) plans. Different distribution requirements apply after your death.

If your death occurs after you begin receiving minimum distributions under the Contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the required minimum distributions at your death. The death benefit under the Contract and also certain other Contract benefits, such as living benefits, may affect the amount of the required minimum distribution that must be taken.

If your death occurs before you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated Beneficiary by December 31, 2009. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time-frames:

- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

Roth IRA's - General. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or SIMPLE IRA, to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Roth IRAs - Distributions. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. Under special ordering rules, a partial distribution will first be treated generally as a return of contributions which is not taxable and then as taxable accumulated earnings.

Tax Sheltered Annuities - General. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59½, severance from employment, death or disability. Distributions allocable to salary reduction contributions, but not earnings on such contributions, may also be distributed upon hardship. Certain penalties may apply.

Tax Sheltered Annuities - Distributions. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

- The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Code; or
- You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Code.

Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless you had amounts under the Contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. The death benefit under the Contract and also certain other Contract benefits, such as the living benefits, may affect the amount of the required minimum distribution that must be taken. If you take any distributions in excess of the required minimum amount, then special rules require that some or all of the December 31, 1986, balance be distributed earlier.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including withdrawals prior to the annuity starting date) and conversions of, and rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

ASSIGNMENTS

Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the Contract is assigned or transferred to persons other than: a plan participant as a means to provide benefit payments; an alternate payee under a qualified domestic relations order in accordance with code section 414(p); or to the company as collateral for a loan.

TAXATION OF COMPANY

We are taxed as a life insurance company under the Code. The Variable Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company.

The company automatically applies investment income and capital gains attributable to the Variable Account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the Variable Account will be first used to reduce any income taxes imposed on the Variable Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Variable Account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the Variable Account. In this case, we may impose a charge against the Variable Account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the Variable Account, including from your account value invested in the Subaccounts.

APPENDIX
PERFORMANCE INFORMATION AND CONDENSED FINANCIAL INFORMATION

PERFORMANCE DATA FOR SUBACCOUNTS

Security Life may advertise or include in sales literature certain performance related information for the Subaccounts, including yields and average annual total returns. Certain Portfolios have been in existence prior to the commencement of the offering of the Contract described in this prospectus. The Variable Account may advertise the performance of the Subaccounts that invest in these Portfolios for these prior periods. The performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager

Performance information should be considered in light of the investment objectives, characteristics and quality of the Portfolios in which that Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Effective yields, yields and total returns for the Subaccounts are based on the investment performance of the corresponding Portfolios. The performance of a Portfolio in part reflects its expenses. See the prospectuses for the Portfolios.

The yield of the ING Liquid Assets Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount other than the ING Liquid Assets Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. Average annual total return refers to total return quotations that are annualized based on an average return over various periods of time.

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average annual percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes). When a Subaccount, other than the ING Liquid Assets Subaccount, has been in operation for one, five and ten years respectively, the standard version average annual total return for these periods will be provided.

A-1

In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the surrender charge. In addition, Security Life may from time to time disclose cumulative total return for Contracts funded by Subaccounts. From time to time, yields, standard average annual total returns, and non- standard total returns for the Portfolios may be disclosed, including such disclosures for periods prior to the date the Variable Account commenced operations.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed.

Security Life may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the Subaccount investment experience exceeds 1.52% on an annual basis over many years.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

The ING JPMorgan Small Cap Equity Portfolio (Class I Shares), the ING Liquid Assets Portfolio (Class I Shares), the ING Stock Index Portfolio (Class I Shares) and the ING Van Kampen Equity Growth Portfolio (Class I Shares) were not made available through the Contracts until May 1, 2004, and therefore, no Accumulation Unit Values are presented herein.

SUBACCOUNT ACCUMULATION UNIT VALUES

The following table shows, for each Subaccount of the Variable Account, the value of a Subaccount Accumulation Unit as they are invested in Portfolios at the dates shown, and the total number of Subaccount Accumulation Units outstanding at the end of each period.

ACCUMULATION UNIT VALUES				
SUBACCOUNT	**Accumulation Unit Value at Beginning of Period(1)**	**Accumulation Unit Value at End of Period**	**Number of Accumulation Units at End of Period**	**Calendar Year**
The Alger American Fund				
Alger American Small Capitalization*	10.00	9.91	648.89	1996
	9.91	10.87	34,183.03	1997
	10.87	12.37	54,755.18	1998
	12.37	17.47	35,083.75	1999
	17.47	12.53	41,371.32	2000
	12.53	8.70	33,757.66	2001
	8.70	6.32	32,713.14	2002
	6.32	8.86	23,808.54	2003
Alger American MidCap Growth	10.00	10.27	3,470.95	1996
	10.27	11.63	49,400.31	1997
	11.63	14.92	66,127.37	1998
	14.92	19.38	56,720.33	1999
	19.38	20.84	73,547.44	2000
	20.84	19.18	42,202.93	2001
	19.18	13.31	32,345.43	2002
	19.38	19.38	22,968.21	2003
Alger American Growth	10.00	10.63	680.29	1996
	10.63	13.16	48,611.30	1997
	13.16	19.20	90,511.33	1998
	19.20	25.29	55,958.37	1999
	25.29	21.20	53,831.48	2000
	21.20	18.44	48,433.44	2001
	18.44	12.17	36,313.60	2002
	12.17	16.20	25,099.28	2003
Alger American Leveraged AllCap	10.00	10.51	471.80	1996
	10.51	12.39	13,072.36	1997
	12.39	19.26	27,085.40	1998
	19.26	33.78	27,700.07	1999
	33.78	25.03	29249.25	2000
	25.03	20.71	23,194.64	2001
	20.71	13.48	17,539.66	2002
	13.48	17.88	13,856.98	2003

* No longer available through the Contracts.

ACCUMULATION UNIT VALUES

SUBACCOUNT	Accumulation Unit Value at Beginning of Period[1]	Accumulation Unit Value at End of Period	Number of Accumulation Units at End of Period	Calendar Year
Fidelity® VIP Funds				
VIP Asset Manager	10.00	10.95	0	1996
	10.95	13.01	9,899.72	1997
	13.02	14.74	28,714.09	1998
	14.74	16.13	29,010.94	1999
	16.13	15.27	26,565.75	2000
	15.27	14.42	15,204.89	2001
	14.42	12.96	12,060.67	2002
	12.96	15.06	9,271.24	2003
VIP Contrafund	10.00	11.40	461.87	1996
	11.40	13.94	134,412.03	1997
	13.94	17.84	218,556.53	1998
	17.84	21.83	185,114.18	1999
	21.83	20.08	162,095.44	2000
	20.08	17.36	116,674.15	2001
	17.36	15.50	102,662.83	2002
	15.50	19.61	70,200.65	2003
VIP Equity-Income	10.00	10.70	2,078.52	1996
	10.70	13.51	124,154.38	1997
	13.51	14.85	251,807.83	1998
	14.85	15.55	209,459.08	1999
	15.55	16.60	167,389.63	2000
	16.60	15.54	136,592.99	2001
	15.54	12.71	99,278.04	2002
	12.71	16.32	81,270.43	2003
VIP Growth	10.00	10.68	1,678.94	1996
	10.68	12.99	36,793.85	1997
	12.99	14.74	28,714.09	1998
	14.74	24.15	62,783.38	1999
	24.15	21.18	62,619.08	2000
	21.18	17.17	47,128.23	2001
	17.17	11.82	31,211.13	2002
	11.82	15.47	28,374.57	2003
VIP High Income	10.00	10.85	603.22	1996
	10.85	12.57	41,369.01	1997
	12.57	11.85	56,405.66	1998
	11.85	12.62	49,677.56	1999
	12.62	9.61	41,255.42	2000
	9.61	8.38	28,559.21	2001
	8.38	8.54	18,566.02	2002
	8.54	10.70	15,961.53	2003

ACCUMULATION UNIT VALUES

SUBACCOUNT	Accumulation Unit Value at Beginning of Period[1]	Accumulation Unit Value at End of Period	Number of Accumulation Units at End of Period	Calendar Year
VIP Index 500*	10.00	11.37	432.39	1996
	11.37	14.89	110,549.51	1997
	14.89	18.79	195,826.74	1998
	18.79	22.30	179,846.22	1999
	22.30	19.96	152,495.38	2000
	19.96	17.25	122,622.58	2001
	17.25	13.21	96,436.90	2002
	13.21	16.70	74,500.82	2003
VIP Investment Grade Bond	10.00	10.40	1,201.26	1996
	10.40	11.17	10,937.66	1997
	11.17	11.97	26,825.53	1998
	11.97	11.67	11,129.93	1999
	11.67	12.78	8,557.72	2000
	12.78	13.66	23,597.44	2001
	13.66	14.84	26,042.98	2002
	14.84	15.38	12,295.87	2003
VIP Money Market*	10.00	10.28	9,327.36	1996
	10.28	10.68	211,157.51	1997
	10.68	11.10	276,544.47	1998
	11.10	11.49	262,640.61	1999
	11.49	12.03	170,378.49	2000
	12.03	12.34	211,641.05	2001
	12.34	12.37	169,752.13	2002
	12.37	12.30	30,859.94	2003
VIP Overseas	10.00	10.77	0	1996
	10.77	11.83	4,498.04	1997
	11.83	13.13	7,355.37	1998
	13.13	18.45	4,848.89	1999
	18.45	14.70	7,755.594	2000
	14.70	11.41	6,218.67	2001
	11.41	8.96	6,074.15	2002
	8.96	12.65	6,838.30	2003
INVESCO Variable Investment Funds, Inc.				
Core Equity	10.00	11.64	3,548.07	1996
	11.64	14.69	46,344.07	1997
	14.69	16.68	72,207.66	1998
	16.68	18.87	52,252.94	1999
	18.87	19.47	45,062.56	2000
	19.47	17.47	31,122.89	2001
	17.47	13.92	29,914.01	2002
	13.92	16.81	20,612.74	2003

* No longer available through the Contracts.

ACCUMULATION UNIT VALUES

SUBACCOUNT	Accumulation Unit Value at Beginning of Period[1]	Accumulation Unit Value at End of Period	Number of Accumulation Units at End of Period	Calendar Year
Utilities	10.00	11.01	0	1996
	11.01	13.39	3,659.59	1997
	13.39	16.55	25,672.87	1998
	16.55	19.42	19,710.73	1999
	19.42	20.14	17,452.39	2000
	20.14	13.40	8,295.52	2001
	13.40	10.52	3,777.29	2002
	10.52	12.17	3,135.53	2003
Janus Aspen Series				
Balanced*	10.00	11.01	5,301.79	1996
	11.01	13.24	45,409.07	1997
	13.24	17.51	102,694.60	1998
	17.51	21.86	91,951.06	1999
	21.86	20.81	86,336.87	2000
	20.81	19.75	54,511.30	2001
	19.75	18.20	41,302.37	2002
	18.20	20.45	37,438.65	2003
Growth*	10.00	10.70	3,290.04	1996
	10.70	12.94	42,841.43	1997
	12.94	17.29	89,628.96	1998
	17.29	24.52	101,476.74	1999
	24.52	20.63	99.772.56	2000
	20.63	15.29	85,967.93	2001
	15.29	11.07	70,381.34	2002
	11.07	14.36	45,417.67	2003
International Growth	10.00	12.13	336.05	1996
	12.13	14.15	22,108.11	1997
	14.15	16.34	35,354.66	1998
	16.34	29.33	22,666.28	1999
	29.33	24.30	22,723.17	2000
	24.30	18.36	17,028.15	2001
	18.36	13.46	15,072.41	2002
	13.46	17.88	12,233.32	2003
Worldwide Growth*	10.00	11.67	895.32	1996
	11.67	14.05	66,673.84	1997
	14.05	17.83	103,284.23	1998
	17.83	28.89	87,467.69	1999
	28.89	24.00	91,155.72	2000
	24.00	18.33	74,325.12	2001
	18.33	13.45	60,415.99	2002
	13.45	16.42	45,443.04	2003

* No longer available through the Contracts.
(1) Commencement of business on April 1, 1996

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

A Statement of Additional Information is available which contains more details concerning subjects discussed in this Prospectus. The following is the Table of Contents for that statement.

If you would like to receive a copy of the Security Life of Denver Future Dimensions Variable Annuity Statement of Additional Information, please call 1-877-253-5050 or return this request to:

SECURITY LIFE OF DENVER INSURANCE COMPANY
CUSTOMER SERVICE CENTER
P.O. BOX 5050
MINOT, ND 58702-5065

Your Name

Address

City   State   Zip

Please send me a copy of the Life of Denver Future Dimensions Variable Annuity Statement of Additional Information.

No person is authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This prospectus does not constitute an offer or solicitation in any circumstances in which such offer or solicitation would be unlawful.

1940 Act File No. 811-08976
1933 Act File No. 333-119439

Prospectus Supplement
Future Dimensions Variable Annuity

Security Life of Denver Insurance Company
and its
Security Life Separate Account S-A1

Supplement dated October 1, 2004, to the October 1, 2004, prospectus

This supplement updates certain information contained in your current variable annuity product prospectus. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Security Life of Denver Insurance Company (the "Company") and Security Life Separate Account S-A1 (the "Variable Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the sub-accounts of the Variable Account invests (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in their due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The Substitute Funds.

Each of the Substitute funds is a series of ING Partners, Inc. On August 13, 2004, the Board of Directors of ING Partners approved changing each Substitute Fund's sub-adviser, name and investment policies and reducing each Substitute Fund's fees and expenses. These actions are necessary to meet the conditions of the substitutions and shall be effective prior to the effective date of the substitutions. The information about the Substitute Funds in this supplement reflects the actions as approved by the ING Partners Board of Directors.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Janus Aspen Balanced Portfolio - Institutional Shares	ING UBS U.S. Allocation Portfolio - Initial Class (to be renamed the ING Van Kampen Equity and Income Portfolio - Initial Class)
Janus Aspen Mid Cap Growth Portfolio - Institutional Shares	ING Alger Aggressive Growth Portfolio - Initial Class (to be renamed the ING T. Rowe Price Diversified Mid-Cap Portfolio- Initial Class)
Janus Aspen Worldwide Growth Portfolio - Institutional Shares	ING MFS Global Growth Portfolio - Initial Class (to be renamed the ING Oppenheimer Global Portfolio - Initial Class)

Important Information about the Proposed Substitutions.
- Prior to the effective date of the substitutions you will receive another prospectus supplement which will indicate the effective date of the substitutions and reiterate your rights related to the substitutions. You will also receive a prospectus for each of the Substitute Funds.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a sub-account which invests in a Replaced Fund to any other sub-account or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions all amounts you have allocated to a sub-account which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a sub-account which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy value immediately before the substitutions will equal your policy value immediately after the substitutions;
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described below.
- The investment objective and policies of each Substitute Fund are substantially the same as the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below.

Substitute Fund Fees and Expenses. The following table shows the investment advisory fees and other expenses charged annually by each of the Substitute Funds. The figures are a percentage of the average net assets of each fund as of the effective date of the substitutions as approved by the ING Partners Board of Directors. See the prospectuses for the Substitute Funds for more information concerning these fees and expenses.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Van Kampen Equity and Income Portfolio - Initial Class	0.55%	--	0.02%	0.57%	--	0.57%
ING T. Rowe Price Diversified MidCap Growth Portfolio - Initial Class	0.64%	--	0.02%	0.66%	--	0.66%
ING Oppenheimer Global Portfolio - Initial Class	0.60%	--	0.06%	0.66%	--	0.66%

Certain of the sub-advisers for the Substitute Funds have voluntarily agreed to pay for or reimburse the Companies or their affiliates for certain printing, mailing, transaction and/or transition costs associated with the substitutions. These payments are not disclosed in the Fund Fees and Expenses Table above, and they do not increase directly or indirectly the fees and expenses you will pay as a consequence of the substitutions.

Substitute Fund Investment Advisers/Sub-advisers and Investment Objectives. The following table lists the investment advisers and subadvisers and information regarding the investment objectives of the Substitute Funds. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Equity and Income Portfolio	Investment Adviser: ING Life Insurance and Annuity Company Sub-adviser: Morgan Stanley Investment Management Inc. (doing business as Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING T. Rowe Price Diversified Mid-Cap Portfolio	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Oppenheimer Global Portfolio	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.

SECURITY LIFE SEPARATE ACCOUNT S-A1 (formerly known as Southland Separate Account A1)
OF
SECURITY LIFE OF DENVER LIFE INSURANCE COMPANY

Statement of Additional Information dated October 1, 2004

FUTURE DIMENSIONS
Deferred Combination Fixed and Variable Annuity Contract

This statement of additional information is not a prospectus, but should be read in conjunction with the prospectus dated Octobe4 1, 2004, (the "prospectus") relating to the Future Dimensions Variable Annuity Contracts issued by Security Life Separate Account S-A1 (the "Variable Account") and Security Life of Denver Insurance Company ("Security Life'). Much of the information in this Statement of Additional Information expands upon subjects discussed in the prospectus. A copy of the prospectus may be obtained from the Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at www.seg.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Prior to October 1, 2004, Southland Life Insurance Company ("Southland Life") issued the Contract described in the prospectus and was responsible for providing each Contract's insurance benefits. On October 1, 2004, Southland Life merged with and into the Security Life of Denver Insurance Company ("Security Life," "we," "us," "our" and the "Company") and Security Life assumed responsibility for Southland Life's obligations under the Contracts. Security Life is a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect wholly-owed subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, CO 80203.

Southland Life established Southland Life Separate Account A1 (the "Variable Account") on February 25, 1994, under the laws of the State of Texas for the purpose of funding variable annuity contracts. On October 1, 2004, the Variable Account was transferred to Security Life in conjunction with the merger of Southland Life with and into Security Life and its name was changed to Security Life Separate Account S-A1. The Variable Account operates pursuant to the laws of the State of Colorado and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Variable Account. Each Subaccount invests in shares of a corresponding Portfolio at net asset value. We may make additions to, deletions from or substitutions of available Portfolios as permitted by law and subject to the conditions of the Contract.

Other than the Contract Owner Transaction Expenses described in the prospectus, all expenses incurred in the operations of the Variable Account are borne by the Company. We do, however, receive compensation for certain recordkeeping, administration or other services from the Portfolios or affiliates of the Portfolios available through the Contracts. See **CONTRACT CHARGES AND FEES** in the prospectus.

Security Life maintains custody of the assets of the Variable Account. As custodian, the Company holds cash balances for the Variable Account pending investment in the Portfolios or distribution. The Portfolios in whose shares the assets of the Subaccounts of the Variable Account are invested each have custodians, as discussed in the respective Portfolio prospectuses.

SALES MATERIAL AND ADVERTISING

Security Life may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the Subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the Subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life Subaccounts or their underlying Portfolios by performance and/or investment objective. We may categorize the underlying Portfolios in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying Portfolios, if accompanied by performance which also shows the performance of such Portfolios reduced by applicable charges under the Variable Account. We may also show in advertisements the portfolio holdings of the underlying Portfolios, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

VARIABLE ANNUITY PAYMENTS

Annuity Unit Value

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Portfolio shares and other assets and liabilities. (See **YOUR ACCUMULATION VALUE** in the Prospectus.) The Annuity Unit value for each Subaccount's first valuation period was set at $10. The Annuity Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (2) by (3), and then multiplying the result by (1), where:

      (1)   is the Annuity Unit value for the immediately preceding Valuation Period;

      (2)   is the Annuity Experience Factor for the current Valuation Period; and

      (3)   is a special factor designed to compensate for the Benchmark Rate of Return of 3% or 5% built into the table used to compute the first variable Annuity Payment.

For each Subaccount, the Annuity Experience Factor reflects the investment experience of the Portfolio in which that Subaccount invests and the charges assessed against that Subaccount for a Valuation Period. The Annuity Experience Factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

      (1)   is the result of:

            a.   the net asset value per share of the Portfolio held in the Subaccount, determined at the end of the current Valuation Period; plus

            b.   the per share amount of any dividend or capital gains distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

            c.   a per share charge or credit for any taxes reserved for, which is determined by Security Life to have resulted from the operations of the Subaccount.

(2)   is the net asset value per share of the Portfolio held in the Subaccount, determined at the end of the last prior Valuation Period.

(3)   is a daily factor representing the mortality and expense risk charge and the asset-based administrative charge deducted from the Subaccount, adjusted for the number of days in the Valuation Period.

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit value and the amount of several variable Annuity Payments based on one Subaccount.

Illustration Of Calculation Of Annuity Unit Value

1.	Annuity unit value for immediately preceding Valuation Period	10.00000000
2.	Annuity Experience Factor	1.00036164
3.	Daily factor to compensate for Benchmark Rate of Return of 3%	1.00008099
4.	Adjusted Annuity Experience Factor (2)/(3)	1.00028063
5.	Annuity unit value for current Valuation Period (4)x(1)	10.00280630

Illustration Of Variable Annuity Payments
(assuming no premium tax is applicable)

1.	Number of Accumulation Units at Annuity Date		1,000.00
2.	Accumulation Unit Value		12.55548000
3.	Adjusted contract value (1)x(2)	$12,555.48	
4.	First monthly annuity payment per $1,000 of adjusted Contract Value	$	9.63
5.	First monthly annuity payment (3)x(4)/1,000	$	120.91
6.	Annuity Unit Value		10.00280630
7.	Number of annuity units (5)/(6)		12.08760785
8.	Assume Annuity Unit value for second month equal to		10.04000000
9.	Second Monthly Annuity Payment (7)X(8)	$	121.36
10.	Assume Annuity Unit value for third month equal to		10.05000000
11.	Third Monthly Annuity Payment (7)X(10)	$	121.48

VALUATION DAYS

As defined in the prospectus, for each Subaccount a Valuation Day is a day on which a Portfolio values its shares and the NYSE is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Day ends at 4:00 p.m. Eastern time.

IRA INCOME PROGRAM

If you have an IRA Contract, we will provide payment of amounts required to be distributed by the Internal Revenue Service, unless the minimum distributions are otherwise satisfied. Security Life notifies the Owner of the current IRA regulations in the IRA Disclosure Statement, which you will receive during the application process.

We will determine the amount that is required to be distributed from your Contract each year based on the information you give us and various choices you make. The Owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (Owner's life only) or, if the Owner is married, on a joint life basis (Owner's and spouse's life combined). If the Systematic Withdrawal Program is in effect at the same time as the IRA Income Program, additional distributions, if required, will be made at the same time as the Systematic Withdrawal Program distributions. Otherwise, minimum distributions will occur when required. The minimum dollar amount of each distribution is $100. At any time while minimum distributions are being made, if your Cash Surrender Value falls below $2,000, we will cancel the Contract and send you the amount of the Cash Surrender Value.

Security Life calculates a required distribution amount each year based on the Code's minimum distribution rules. We do this by dividing the Accumulation Value by the life expectancy. In the first year that distributions begin, we use the Accumulation Value, less taxes incurred but not deducted, as of the date of the first payment. Thereafter, we use the Accumulation Value as of December 31st of the prior year. The life expectancy is recalculated each year. If payments under an Annuity Payment Option selected by the Owner are less than the minimum distribution, we will increase the payments to this amount in order to avoid the penalty tax applied to distributions which are less than the minimum required by the Code. Special minimum distribution rules govern payments if the Beneficiary is other than the Owner's spouse and the Beneficiary is more than ten years younger than the Owner.

EXPERTS

Certain financial statements included in this Statement of Additional Information, which is part of the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Their principal business address is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FINANCIAL STATEMENTS

The audited statement of assets and liabilities of Southland Separate Account A1 (to become Security Life Separate Account S-A1 as of October 1, 2004) as of December 31, 2003, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, appearing herein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing herein.

The pro forma financial statements of Security Life, reflecting the merger of Southland Life into Security Life, appearing herein, are unaudited.

The statutory-basis financial statements of Security Life (into which Southland Life will merge, effective October 1, 2004) as of December 31, 2003, 2002 and 2001, and for each of the years then ended, appearing herein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing herein. Financial statements of Security Life should be considered only as bearing on Security Life's ability to meet our obligations under the policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

We also are required to include several additional financial statements in this Statement of Additional Information because of the October 1, 2004, merger of Southland Life into Security Life. The statutory-basis financial statements as of December 31, 2003, 2002, and 2001, and for each of the years then ended of Southland Life and Security Life, appearing herein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports appearing herein.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Financial Statements
Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
Southland Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Southland Life Insurance Company Separate Account A1 (the "Account") as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account consists of the following Divisions:

The Alger American Fund:
  Alger American Growth Portfolio
  Alger American Leveraged AllCap Portfolio
  Alger American MidCap Growth Portfolio
  Alger American Small Capitalization Portfolio
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP *Asset Manager*^{SM} Portfolio
  Fidelity® VIP Contrafund® Portfolio
  Fidelity® VIP Equity-Income Portfolio
  Fidelity® VIP Growth Portfolio
  Fidelity® VIP High Income Portfolio
  Fidelity® VIP Index 500 Portfolio
  Fidelity® VIP Investment Grade Bond Portfolio

Fidelity® Variable Insurance Products Fund (continued):
  Fidelity® VIP Money Market Portfolio
  Fidelity® VIP Overseas Portfolio
INVESCO Variable Investment Funds, Inc.:
  INVESCO VIF-Core Equity Fund
  INVESCO VIF-Utilities Fund
Janus Aspen Series:
  Janus Aspen Balanced Portfolio
  Janus Aspen Growth Portfolio
  Janus Aspen International Growth Portfolio
  Janus Aspen Mid Cap Growth Portfolio
  Janus Aspen Worldwide Growth Portfolio

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the Southland Life Insurance Company Separate Account A1 at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2004

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization	Fidelity® VIP *Asset Manager*^{SM}
Assets					
Investments in mutual funds at fair value	$ 407	$ 248	$ 445	$ 211	$ 140
Total assets	407	248	445	211	140
Net assets	$ 407	$ 248	$ 445	$ 211	$ 140
Accumulation units outstanding:	25,099.283	13,856.975	22,968.214	23,808.535	9,271.239
Value per accumulation unit:	$ 16.20	$ 17.88	$ 19.38	$ 8.86	$ 15.06
Total number of mutual fund shares	12,214	8.820	24,192	12,137	9.656
Cost of mutual fund shares	$ 576	$ 314	$ 401	$ 289	$ 143

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500
Assets					
Investments in mutual funds at fair value	$ 1,377	$ 1,326	$ 439	$ 171	$ 1,244
Total assets	1,377	1,326	439	171	1,244
Net assets	$ 1,377	$ 1,326	$ 439	$ 171	$ 1,244
Accumulation units outstanding	70,200.651	81,270.427	28,374.570	15,961.531	74,500.817
Value per accumulation unit	$ 19.61	$ 16.32	$ 15.47	$ 10.70	$ 16.70
Total number of mutual fund shares	59,517	57,219	14,142	24,574	9,864
Cost of mutual fund shares	$ 1,462	$ 1,302	$ 618	$ 184	$ 1,402

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Money Market	Fidelity® VIP Overseas	INVESCO VIF-Core Equity	INESCO VIF-Utilities
Assets					
Investments in mutual funds at fair value	$ 189	$ 380	$ 87	$ 237	$ 38
Total assets	189	380	87	237	38
Net assets	$ 189	$ 380	$ 87	$ 237	$ 38
Accumulation units outstanding:	12,295.869	30,859.944	6,838.299	20,612.737	3,135.531
Value per accumulation unit:	$ 15.38	$ 12.30	$ 12.65	$ 16.81	$ 12.17
Total number of mutual fund shares	13,854	379,577	5,549	19.347	2,944
Cost of mutual fund shares	$ 185	$ 380	$ 90	$ 373	$ 45

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Janus Aspen Balanced	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth
Assets					
Investments in mutual funds at fair value	$ 766	$ 652	$ 219	$ 249	$ 746
Total assets	766	652	219	249	746
Net assets	$ 766	$ 652	$ 219	$ 249	$ 746
Accumulation units outstanding:	37,438.650	45,417.674	12,233.322	20,865.824	45,443.038
Value per accumulation unit:	$ 20.45	$ 14.36	$ 17.88	$ 11.95	$ 16.42
Total number of mutual fund shares	33,317	33,916	9,485	11,652	28,899
Cost of mutual fund shares	$ 784	$ 906	$ 282	$ 307	$ 987

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization	Fidelity® VIP *Asset Manager*[SM]
Net investment income (loss)					
Income					
Dividends	$ -	$ -	$ -	$ -	$ 6
Total Investment Income	$ -	$ -	$ -	$ -	$ 6
Expenses					
Mortality, expense risk, and other charges	7	4	8	3	3
Total Expenses	7	4	8	3	3
Net investment income (loss)	(7)	(4)	(8)	(3)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(163)	(129)	(32)	(227)	(18)
Net unrealized appreciation (depreciation of investments)	295	202	219	303	37
Net realized and unrealized gain (loss)					
on investments	132	73	187	76	19
Net increase (decrease) in net assets					
resulting from operations	$ 125	$ 69	$ 179	$ 73	$ 22

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500
Net investment income (loss)					
Income					
Dividends	$ 8	$ 24	$ 1	$ 12	$ 20
Total Investment Income	$ 8	$ 24	$ 1	$ 12	$ 20
Expenses					
Mortality, expense risk, and other charges	24	20	6	3	20
Total Expenses	24	20	6	3	20
Net investment income (loss)	(16)	4	(5)	9	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(105)	(105)	(97)	(30)	(61)
Net unrealized appreciation (depreciation of investments)	465	414	206	57	353
Net realized and unrealized gain (loss)					
on investments	360	309	109	27	292
Net increase (decrease) in net assets					
resulting from operations	$ 344	$ 313	$ 104	$ 36	$ 202

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Money-Market	Fidelity® VIP Overseas	INVESCO VIF-Core Equity	INVESCO VIF-Utilities
Net investment income (loss)					
Income					
Dividends	$ 22	$ 16	$ -	$ 4	$ -
Total Investment Income	$ 22	$ 16	$ -	$ 4	$ -
Expenses					
Mortality, expense risk, and other charges	6	25	1	6	1
Total Expenses	6	25	1	6	1
Net investment income (loss)	16	(9)	(1)	(2)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	-	(21)	(32)	(8)
Net unrealized appreciation (depreciation of investments)	(14)	-	46	108	13
Net realized and unrealized gain (loss)					
on investments	(5)	-	25	76	5
Net increase (decrease) in net assets					
resulting from operations	$ 11	$ (9)	$ 24	$ 74	$ 4

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Balanced	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth
Net investment income (loss)					
Income					
Dividends	$ 16	$ 1	$ 2	$ -	$ 8
Total Investment Income	$ 16	$ 1	$ 2	$ -	$ 8
Expenses					
Mortality, expense risk, and other charges	12	11	3	4	12
Total Expenses	12	11	3	4	12
Net investment income (loss)	4	(10)	(1)	(4)	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(13)	(123)	(6)	(62)	(70)
Net unrealized appreciation (depreciation of investments)	98	319	65	134	223
Net realized and unrealized gain (loss)					
on investments	85	196	59	72	153
Net increase (decrease) in net assets					
resulting from operations	$ 89	$ 186	$ 58	$ 68	$ 149

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Net assets at January 1, 2002	$ 892	$ 481	$ 810	$ 294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(6)	(11)	(4)
Net realized gain (loss) on investments	(192)	(55)	(400)	(37)
Net unrealized appreciation (depreciation) of investments	(65)	(90)	168	(37)
Net increase (decrease) in net assets from operations	(266)	(151)	(243)	(78)
Changes from principal transactions:				
Contract purchase payments	5	4	3	2
Benefit payments	-	(29)	-	-
Surrenders and withdrawals	(193)	(51)	(178)	(7)
Transfer payments from (to) other divisions (including Guaranteed Interest Account), net	4	(16)	39	(4)
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(184)	(92)	(136)	(9)
Total increase (decrease)	(450)	(243)	(379)	(87)
Net assets at December 31, 2002	422	238	431	207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(4)	(8)	(3)
Net realized gain (loss) on investments	(163)	(129)	(32)	(227)
Net unrealized appreciation (depreciation) of investments	295	202	219	303
Net increase (decrease) in net assets from operations	125	69	179	73
Changes from principal transactions:				
Contract purchase payments	3	3	2	2
Benefit payments	-	(1)	-	-
Surrenders	(67)	(45)	(53)	(21)
Transfer payments from (t0) other divisions (including Guaranteed Interest Account), net	(95)	(14)	(112)	(48)
Other	(1)	(2)	(2)	(2)
Increase (decrease) in net assets derived from principal transactions	(160)	(59)	(165)	(69)
Total increase (decrease)	(35)	10	14	4
Net assets at December 31, 2003	$ 407	$ 248	$ 445	$ 211

See accompanying notes are an integral part of these financial statements.

S-11

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth
Net assets at January 1, 2002	$ 219	$ 2,025	$ 2,122	$ 810
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(14)	55	(7)
Net realized gain (loss) on investments	(23)	(42)	(145)	(144)
Net unrealized appreciation (depreciation) of investments	(7)	(148)	(236)	(56)
Net increase (decrease) in net assets from operations	(25)	(204)	(326)	(207)
Changes from principal transactions:				
Contract purchase payments	-	6	6	5
Benefit payments	-	(41)	(9)	(31)
Surrenders and withdrawals	(9)	(189)	(525)	(173)
Transfer payments from (to) other divisions (including Guaranteed Interest Account), net	(29)	(6)	(6)	(35)
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(38)	(230)	(534)	(234)
Total increase (decrease)	(63)	(434)	(860)	(441)
Net assets at December 31, 2002	156	1,591	1,262	369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(16)	4	(5)
Net realized gain (loss) on investments	(18)	(105)	(105)	(97)
Net unrealized appreciation (depreciation) of investments	37	465	414	206
Net increase (decrease) in net assets from operations	22	344	313	104
Changes from principal transactions:				
Contract purchase payments	1	8	7	5
Benefit payments	(4)	(9)	(8)	-
Surrenders	(23)	(338)	(130)	(17)
Transfer payments from (t0) other divisions (including Guaranteed Interest Account), net	(12)	(218)	(116)	(22)
Other	-	(1)	(2)	-
Increase (decrease) in net assets derived from principal Transactions	(38)	(558)	(249)	(34)
Total increase (decrease)	(16)	(214)	64	70
Net assets at December 31, 2003	$ 140	$ 1,377	$ 1,326	$ 439

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Money Market
Net assets at January 1, 2002	$ 238	$ 2,120	$ 322	$ 2,612
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	(8)	8	4
Net realized gain (loss) on investments	(104)	(77)	4	-
Net unrealized appreciation (depreciation) of investments	84	(384)	(12)	-
Net increase (decrease) in net assets from operations	2	(469)	24	4
Changes from principal transactions:				
Contract purchase payments	1	4	-	4
Benefit payments	-	(4)	-	-
Surrenders and withdrawals	(71)	(217)	(154)	(685)
Transfer payments from (to) other divisions (including Guaranteed Interest Account), net	(11)	(160)	(194)	(165)
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(81)	(377)	40	(516)
Total increase (decrease)	(79)	(846)	64	(512)
Net assets at December 31, 2002	159	1,274	386	2,100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	-	16	(9)
Net realized gain (loss) on investments	(30)	(61)	9	-
Net unrealized appreciation (depreciation) of investments	57	353	(14)	-
Net increase (decrease) in net assets from operations	36	292	11	(9)
Changes from principal transactions:				
Contract purchase payments	1	4	-	5
Benefit payments	-	(8)	-	(3)
Surrenders	(25)	(243)	(84)	(3,059)
Transfer payments from (t0) other divisions (including Guaranteed Interest Account), net	1	(75)	(122)	1,347
Other	(1)	-	(2)	(1)
Increase (decrease) in net assets derived from principal Transactions	(24)	(322)	(208)	(1,711)
Total increase (decrease)	12	(30)	(197)	(1,720)
Net assets at December 31, 2003	$ 171	$ 1,244	$ 189	$ 380

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Overseas	INVESCO VIF-Core Equity	INVESCO VIF-Utilities	Janus Aspen Balanced
Net assets at January 1, 2002	$ 71	$ 543	$ 111	$ 1,057
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(1)	25
Net realized gain (loss) on investments	(8)	(10)	(39)	26
Net unrealized appreciation (depreciation) of investments	(6)	(98)	17	(110)
Net increase (decrease) in net assets from operations	(14)	(107)	(23)	(59)
Changes from principal transactions:				
Contract purchase payments	-	-	-	1
Benefit payments	-	(37)	-	-
Surrenders and withdrawals	(2)	(31)	(10)	(249)
Transfer payments from (to) other divisions (including Guaranteed Interest Account), net	(1)	48	(38)	2
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(3)	(20)	(48)	(246)
Total increase (decrease)	(17)	(127)	(71)	(305)
Net assets at December 31, 2002	54	416	40	752
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	(1)	4
Net realized gain (loss) on investments	(21)	(32)	(8)	(13)
Net unrealized appreciation (depreciation) of investments	46	108	13	98
Net increase (decrease) in net assets from operations	24	74	4	89
Changes from principal transactions:				
Contract purchase payments	1	-	1	-
Benefit payments	-	(8)	-	-
Surrenders	-	(29)	(4)	(69)
Transfer payments from (t0) other divisions (including Guaranteed Interest Account), net	8	(104)	(4)	(5)
Other	-	(2)	1	(1)
Increase (decrease) in net assets derived from principal Transactions	9	(143)	(6)	(75)
Total increase (decrease)	33	(69)	(2)	14
Net assets at December 31, 2003	$ 87	$ 347	$ 38	$ 766

See accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth
Net assets at January 1, 2002	$ 1,315	$ 313	$ 7 10	$ 1,363
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(2)	(5)	(9)
Net realized gain (loss) on investments	(85)	(1)	(338)	(19)
Net unrealized appreciation (depreciation) of investments	(227)	(72)	204	(316)
Net increase (decrease) in net assets from operations	(328)	(75)	(139)	(344)
Changes from principal transactions:				
Contract purchase payments	3	1	1	7
Benefit payments	-	-	-	(9)
Surrenders and withdrawals	(244)	(34)	(168)	(130)
Transfer payments from (to) other divisions (including Guaranteed Interest Account), net	33	(2)	(176)	(74)
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(208)	(35)	(343)	(206)
Total increase (decrease)	(536)	(110)	(482)	(550)
Net assets at December 31, 2002	779	203	228	813
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(1)	(4)	(4)
Net realized gain (loss) on investments	(123)	(6)	(62)	(70)
Net unrealized appreciation (depreciation) of investments	319	65	134	223
Net increase (decrease) in net assets from operations	186	58	68	149
Changes from principal transactions:				
Contract purchase payments	8	2	3	8
Benefit payments	-	-	(1)	(5)
Surrenders	(93)	(23)	(26)	(84)
Transfer payments from (t0) other divisions (including Guaranteed Interest Account), net	(227)	(21)	(22)	(136)
Other	(1)	-	(1)	1
Increase (decrease) in net assets derived from principal Transactions	(313)	(42)	(47)	(216)
Total increase (decrease)	(127)	16	21	(67)
Net assets at December 31, 2003	$ 652	$ 219	$ 249	$ 746

See accompanying notes are an integral part of these financial statements.

S-15

1.   Organization

The Southland Life Insurance Company Separate Account A1 (the "Account") was established by Southland Life Insurance Company ("Southland Life" or the "Company") on February 25, 1994.   Southland Life is an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account was inactive prior to September 11, 1996, except for matters relating to its organization as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.   Southland Life provides for variable accumulation and benefits under variable annuity contracts ("Contracts") by crediting annuity considerations to one or more divisions within the Account or to the Guaranteed Interest Account ("GIA"), as directed by the Contractowners. The GIA guarantees a rate of interest to the Contractowner, and is not variable in nature. Therefore, it is not included in the Account's financial statements.   The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business Southland Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Southland Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Southland Life.

The Account supports the operations of the Future Dimensions Variable Annuity ("Future Dimensions") Contracts previously issued by the Company. As of July 31, 1998, the Company ceased issuing new Future Dimensions contracts. Current contractowners may continue to add purchase payments to their existing Contracts. The Account may be used to support other variable annuity contracts as they are offered by the Company.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

At December 31, 2003, the Account had 20 investment divisions (the "Divisions"), all of which invest in invest in independently managed mutual funds. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2003 and related Trusts are as follows:

The Alger American Fund:	Fidelity® VIP Investment Grade Bond Portfolio
Alger American Growth Portfolio	Fidelity® VIP Money Market Portfolio
Alger American Leveraged All Cap Portfolio	Fidelity® VIP Overseas Portfolio
Alger American MidCap Growth Portfolio	INVESCO Variable Investment Funds, Inc.:
Alger American Small Capitalization Portfolio	INVESCO VIF-Core Equity Fund
Fidelity® Variable Insurance Products Fund:	INVESCO VIF-Utilities Fund
Fidelity® VIP *Asset Manager*^{SM} Portfolio	Janus Aspen Series:
Fidelity® VIP Contrafund® Portfolio	Janus Aspen Balanced Portfolio
Fidelity® VIP Equity-Income Portfolio	Janus Aspen Growth Portfolio
Fidelity® VIP Growth Portfolio	Janus Aspen International Growth Portfolio
Fidelity® VIP High Income Portfolio	Janus Aspen Mid Cap Growth Portfolio
Fidelity® VIP Index 500 Portfolio	Janus Aspen Worldwide Growth Portfolio

The names of certain Divisions were changed during 2003. The following is a summary of current and former names for those Divisions:

Current Name:	Former Name
Fidelity® Variable Insurance Products Fund:	Fidelity® Variable Insurance Products Fund II:
Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP II *Asset Manager*^{SM}
Fidelity® VIP Contrafund®	Fidelity® VIP II Contrafund®
Fidelity® VIP Index 500	Fidelity® VIP II Index 500
Fidelity® VIP Investment Grade Bond	Fidelity® VIP IIInvestment Grade Bond
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Mid Cap Growth	Janus Aspen Aggressive Growth

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of a Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of Southland Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Southland Life.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional amounts to fund the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3. **Charges and Fees**

   Under the terms of the Contracts, certain charges are allocated to the Contracts to cover Southland Life's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

   Mortality and Expense Risk Charges

   Southland Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. For Future Dimension Contracts, daily charges are deducted at an annual rate of 1.37% of the average daily net asset value of each Division of the Account to cover these risks.

Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts.

Other Contract Charges

The Future Dimensions Contracts provide for certain deductions for surrender charges, withdrawal transaction charges, excess transfer charges and taxes on purchase payments from amounts paid to Contractowners. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity contracts issued by insurance companies. If the owner of a contract lives in a state, which levies such a tax, Southland Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

4. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year ended December 31 | | | |
| | 2003 | | 2002 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
The Alger American Fund:				
Alger American Growth	$ 4	$ 171	$ 39	$ 233
Alger American Leveraged AllCap	39	102	32	131
Alger American MidCap Growth	28	210	246	393
Alger American Small Capitalizaation	15	87	8	20
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP *Asset Manager*SM	31	66	30	62
Fidelity® VIP Contrafund®	129	703	107	352
Fidelity® VIP Equity-Income	71	316	209	690
Fidelity® VIP Growth	60	99	15	255
Fidelity® VIP High Income	25	40	31	91
Fidelity® VIPIndex 500	90	412	70	450
Fidelity® VIP Investment Grade Bond	101	293	345	296
Fidelity® VIP Money Market	241	1,961	571	1,084
Fidelity® VIP Overseas	30	22	17	19
INVESCO Variable Investment Funds, Inc.:				
INVESCO VIF-Cor Equity	7	152	86	105
INVESCO VIF-Utilities	3	10	12	61
Janus Aspen Series:				
Janus Aspen Balanced	160	231	120	361
Janus Aspen Growth	6	329	136	360
Janus Aspen International Growth	13	56	11	49
Janus Aspen Mid Cap Growth	25	76	15	362
Janus Aspen Worldwide Growth	37	257	13	243

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

5. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | 2003 | | | 2002 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The Alger American Fund:						
Alger American Growth	515	11,730	(11,215)	2,848	14,968	(12,120)
Alger American Leveraged AllCap	2,973	6,656	(3,683)	2,221	7,876	(5,655)
Alger American MidCap Growth	2,159	11,536	(9,377)	14,202	24,059	(9,857)
Alger American Small Capitalizaation	2,213	11,117	(8,904)	1,171	2,215	(1,044)
Fidelity® Variable Insurance Products Fund:						
Fidelity® VIP *Asset Manager*SM	1,754	4,544	(2,790)	1,535	4,679	(3,144)
Fidelity® VIP Contrafund®	7,191	39,653	(32,462)	5,456	19,468	(14,012)
Fidelity® VIP Equity-Income	4,465	22,473	(18,008)	9,608	46,923	(37,315)
Fidelity® VIP Growth	4,165	7,001	(2,836)	928	16,846	(15,918)
Fidelity® VIP High Income	1,689	4,293	(2,604)	835	10,828	(9,993)
Fidelity® VIPIndex 500	5,842	27,778	(21,936)	3,602	29,788	(26,186)
Fidelity® VIP Investment Grade Bond	8,899	22,646	(13,747)	23,397	20,952	2,445
Fidelity® VIP Money Market	128,753	267,645	(138,892)	43,066	84,955	(41,889)
Fidelity® VIP Overseas	2,745	1,981	764	1,444	1,588	(144)
INVESCO Variable Investment Funds, Inc.:						
INVESCO VIF-Cor Equity	254	9,555	(9,301)	5,152	6,361	(1,209)
INVESCO VIF-Utilities	280	921	(641)	1,126	5,644	(4,518)
Janus Aspen Series:						
Janus Aspen Balanced	7,926	11,789	(3,863)	5,391	18,600	(13,209)
Janus Aspen Growth	986	25,949	(24,963)	11,207	26,793	(15,586)
Janus Aspen International Growth	800	3,639	(2,839)	689	2,644	(1,955)
Janus Aspen Mid Cap Growth	2,978	7,477	(4,499)	1,558	32,263	(30,705)
Janus Aspen Worldwide Growth	2,836	17,809	(14,973)	1,536	15,446	(13,910)

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

6.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2003, 2002, and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Unit (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]		Expense Ratio[B]		Total Return[C]	
Alger American Growth									
2003	25	$16.20	$ 407	-	%	1.52	%	33.11	%
2002	36	$12.17	442	0.04		1.52		(33.89)	
2001	48	$18.41	892	13.13		1.52		(13.16)	
2000	54	$21.20	1,141	*		*		*	
Alger American Leveraged AllCap									
2003	14	$17.88	248	-		1.52		32.64	
2002	18	$13.48	236	0.01		1.52		(34.97)	
2001	23	$20.73	481	3.84		1.52		(7.18)	
2000	29	$25.03	732	*		*		*	
Alger American MicCap Growth									
2003	23	$19.38	445	-		1.52		45.60	
2002	32	$13.31	431	-		1.52		(30.64)	
2001	42	$19.19	810	40.54		1.52		(7.92)	
2000	74	$20.84	1,533	*		*		*	
Alger American Leveraged AllCap									
2003	24	$8.86	211	-		1.52		40.19	
2002	33	$6.32	207	-		1.52		(27.36)	
2001	34	$8.70	294	0.05		1.52		(30.57)	
2000	41	$12.53	518	*		*		*	

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

Division	Unit (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]		Expense Ratio[B]		Total Return[C]	
Fidelity® VIP *Asset Manater*[SM]									
2003	9	$15.06	$ 140	4.05	%	1.52	%	16.20	%
2002	12	$12.96	156	4.13		1.52		(10.19)	
2001	15	$14.43	219	8.35		1.52		(5.50)	
2000	27	$15.27	406	*		*		*	
Fidelity® VIP Contrafund®									
2003	70	$19.61	1,377	0.54		1.52		26.52	
2002	103	$15.50	1,591	0.87		1.52		(10.71)	
2001	117	$17.36	2,025	4.37		1.52		(13.55)	
2000	162	$20.08	3,255	*		*		*	
Fidelity® VIP Equity-Income									
2003	81	$16.32	1,326	1.85		1.52		28.40	
2002	99	$12.71	1,252	4.77		1.52		(18.16)	
2001	137	$15.53	2,122	7.07		1.52		(6.45)	
2000	167	$16.60	2,778	*		*		*	
Fidelity® VIP Growth									
2003	28	$15.47	439	0.25		1.52		30.88	
2002	31	$11.82	369	0.30		1.52		(31.20)	
2001	47	$17.18	810	8.62		1.52		(18.89)	
2000	63	$27.18	1,326	*		*		*	
Fidelity® High Income									
2003	16	$10.70	171	7.27		1.52		25.29	
2002	19	$8.54	159	12.39		1.52		2.40	
2001	29	$8.34	238	15.32		1.52		(13.22)	
2000	41	$9.61	396	*		*		*	

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

Division	Unit (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]		Expense Ratio[B]		Total Return[C]	
Fidelity® VIP Index 500									
2003	75	$16.70	$ 1,244	1.59	%	1.52	%	26.42	%
2002	96	$13.21	1,274	1.43		1.52		(23.02)	
2001	123	$17.29	2,120	1.26		1.52		(13.38)	
2000	152	$19.96	3,044	*		*		*	
Fidelity® VIP Investment Grade Bond									
2003	12	$15.38	189	7.65		1.52		3.64	
2002	26	$14.84	386	4.16		1.52		8.72	
2001	24	$13.65	322	3.24		1.52		6.81	
2000	9	$12.78	109	*		*		*	
Fidelity® VIP Money Market									
2003	31	$12.30	380	1.29		1.52		(0.57)	
2002	170	$12.37	2,100	1.69		1.52		0.24	
2001	212	$12.34	2,612	4.06		1.52		2.58	
2000	170	$12.03	2,049	*		*		*	
Fidelity® VIP Overseas									
2003	7	$12.65	87	-		1.52		41.18	
2002	6	$8.96	54	0.78		1.52		(21.47)	
2001	6	$11.41	71	14.09		1.52		(22.38)	
2000	8	$14.70	114	*		*		*	
INVESCO VIF-Core Equity									
2003	21	$16.81	347	1.05		1.52		20.76	
2002	30	$13.92	416	1.52		1.52		(20.18)	
2001	31	$17.44	543	1.25		1.52		(10.43)	
2000	45	$19.47	877	*		*		*	

S-24

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

Division	Unit (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]		Expense Ratio[B]		Total Return[C]	
INVESCO VIF-Utilities									
2003	3	$12.17	$ 38	-	%	1.52	%	15.68	%
2002	4	$10.52	40	0.27		1.52		(21.61)	
2001	8	$13.42	111	0.63		1.52		(33.37)	
2000	17	$20.14	351	*		*		*	
Janus Aspen Balanced									
2003	37	$20.45	766	2.11		1.52		12.36	
2002	41	$18.20	752	1.89		1.52		(6.14)	
2001	55	$19.39	1,057	3.73		1.52		(6.82)	
2000	86	$20.81	1.796	*		*		*	
Janus Aspen Growth									
2003	45	$14.36	652	0.14		1.52		29.72	
2002	70	$11.07	779	-		1.52		(27.60)	
2001	86	$15.29	1.315	0.25		1.52		(25.88)	
2000	100	$20.63	2.058	*		*		*	
Janus Aspen International Growth									
2003	12	$17.88	219	0.95		1.52		32.84	
2002	15	$13.46	203	0.87		1.52		(26.77)	
2001	17	$18.38	313	0.97		1.52		(24.36)	
2000	23	$24.30	552	*		*		*	
Janus Aspen Mid Cap Growth									
2003	21	$11.95	249	-		1.52		33.07	
2002	25	$8.98	228	-		1.52		(29.07)	
2001	56	$12.66	710	-		1.52		(40.34)	
2000	63	$21.22	1,328	*		*		*	

SOUTHLAND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A1
Notes to Financial Statements

Division	Unit (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]		Expense Ratio[B]		Total Return[C]	
Janus Aspen Worldwide Growth									
2003	45	$16.42	$ 746	1.03	%	1.52	%	22.08	%
2002	60	$13.45	813	0.93		1.52		(26.62)	
2001	74	$18.33	1,363	0.50		1.52		(23.63)	
2000	91	$24.00	2,188	*		*		*	

*   Not provided for 2000

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the averate net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Divison invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented on the Statement of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Southland Life Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Southland Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Southland Life Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Texas (Texas Department of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Southland Life Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Texas Department of Insurance.

/s/ Ernst & Young LLP

March 21, 2003

Southland Life insurance Company

Balance Sheets - Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ **2,123,233**	$ 2,060,778
Preferred stocks	**102**	138
Common stocks	**88**	161
Mortgage loans	**505,343**	482,113
Policy loans	**63,708**	87,663
Other invested assets	**17,536**	37,694
Cash and short-term investments	**154,432**	105,101
Total cash and invested assets	**2,864,442**	2,773,648
Deferred and uncollected premiums, less loading (2002-$446, 2001-$69)	**4,114**	3,998
Accrued investment income	**28,752**	29,927
Reinsurance balances recoverable	**4,747**	10,727
Indebtedness from related parties	**1,167**	20
Federal income tax recoverable	**34,632**	18,689
Separate account assets	**77,841**	92,257
Other assets	**337**	919
Total admitted assets	$ **3,016,032**	$ 2,930,185

Southland Life insurance Company

Balance Sheets - Statutory Basis (continued)

| | December 31 | | |
	2002		2001
	(In Thousands, except share amounts)		
Liabilities and capital and surplus			
Liabilities:			
Policy and contract liabilities:			
Life and annuity reserves	$	**2,441,080**	$ 2,382,848
Accident and health reserves		**-**	7,676
Payable on reinsurance		**25,842**	-
Deposit type contracts		**20,408**	16,472
Policyholders' funds		**37**	330
Dividends payable		**12**	16
Unpaid claims		**9,512**	14,332
Total policy and contract liabilities		**2,496,891**	2,421,674
Accounts payable and accrued expenses		**19,361**	34,726
Interest maintenance reserve		**10,541**	15,721
Indebtedness to related parties		**-**	30,187
Contingency reserve		**8,332**	10,575
Asset valuation reserve		**11,018**	14,894
Borrowed money		**191,619**	47,260
Dividends payable		**88,700**	5,000
Other liabilities		**(13,141)**	124,351
Separate account liabilities		**77,841**	92,257
Total liabilities		**2,891,162**	2,796,645
Capital and surplus:			
Common stock, $3.00 par value; authorized 2,550,000 shares, issued and outstanding 2,500,000 shares		**7,500**	7,500
Additional paid-in capital		**69,900**	69,900
Unassigned surplus		**47,470**	56,140
Total capital and surplus		**124,870**	133,540
Total liabilities and capital and surplus	$	**3,016,032**	$ 2,930,185

See accompanying notes - statutory basis

Southland Life insurance Company

Statement of Operations - Statutory Basis

	Year ended December 31	
	2002	2001
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 119,378	$ 425,718
Policy proceeds and dividends left on deposit	-	187
Net investment income	180,618	175,587
Amortization of interest maintenance reserve	5,677	2,575
Commissions, expense allowances and reserve adjustments on reinsurance ceded	30,613	4,223
Other revenues	15,375	12,312
Total premiums and other revenues	351,661	620,602
Benefits paid or provided:		
Death benefits	49,076	61,277
Annuity benefits	2,531	2,732
Surrender benefits	74,446	78,353
Interest on policy or contract funds	(874)	874
Accident and health benefits	225	3,699
Other benefits	801	2,956
Increase in life, annuity, and accident and health reserves	50,557	283,163
Net transfers to separate accounts	19,333	20,088
Total benefits paid or provided	196,095	453,142
Insurance expenses:		
Commissions	48,433	71,242
General expenses	38,036	40,976
Insurance taxes, licenses and fees, excluding federal income taxes	11,472	10,712
Total insurance expenses	97,941	122,930
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	57,625	44,530

Southland Life insurance Company

Statement of Operations - Statutory Basis (continued)

	Year ended December 31	
	2002	2001
	(In Thousands)	
Dividends to policyholders	$ 28	$ 54
Gain from operations before federal income taxes and net realized capital losses	57,597	44,476
Federal income taxes	1,857	8,169
Gain from operations before net realized capital gains	55,740	36,307
Net realized capital losses net of income taxes 2002 - $3,907; 2001 - $91 and excluding net transfers to the interest maintenance reserve 2002- $498; 2001 - $2,779	(8,904)	(16,733)
Net income	$ 46,836	$ $19,574

See accompanying notes - statutory basis.

Southland Life insurance Company

Statement of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$ 7,500**	$ 7,500
Paid-in and contributed surplus:		
Balance at beginning of year	**69,900**	59,600
Capital contributions	**-**	10,300
Balance at end of year	**69,900**	69,900
Unassigned surplus:		
Balance at beginning of year	**56,140**	42,311
Net income	**46,836**	19,574
Change in net unrealized capital gains or losses	**(4,143)**	(1,118)
Change in nonadmitted assets	**40,597**	(35,611)
Change in liability for reinsurance in unauthorized companies	**(45)**	(480)
Change in asset valuation reserve	**3,876**	4,929
Change in net deferred income tax	**(23,941)**	13,775
Change in accounting principle, net of tax	**-**	21,557
Deferral recognition of gain on reinsurance of existing business, net of tax	**48,150**	(3,797)
Dividends to stockholder	**(120,000)**	(5,000)
Balance at end of year	**47,470**	56,140
Total capital and surplus	**$ 124,870**	$ 133,540

See accompanying notes - statutory basis.

Southland Life insurance Company

Statements of Cash Flows - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$ 119,739**	$ 430,289
Net investment income received	**179,164**	166,479
Commission and expense allowances received on reinsurance ceded	**30,613**	425
Benefits paid	**(126,019)**	(156,635)
Net transfers to separate accounts	**(16,873)**	(9,473)
Insurance expenses paid	**(89,881)**	(123,869)
Dividends paid to policyholders	**(32)**	(54)
Federal income taxes received (paid)	**15,887**	(27,421)
Net other revenues (expenses)	**11,202**	(1,081)
Net cash provided by operations	**123,800**	278,660
Investments		
Proceeds from sales, maturities, or repayments of investment		
Bonds	**4,407,921**	2,377,610
Preferred stocks	**76**	598
Real estate	**2,600**	-
Mortgage loans	**56,342**	39,510
Other invested assets	**2,200**	1,685
Miscellaneous proceeds	**22,518**	139,797
Tax (payment) benefit on capital gains or losses	**(3,907)**	(91)
Net proceeds from sales, maturities, or repayments of investments	**4,487,750**	2,559,109
Cost of investments acquired:		
Bonds	**4,484,760**	2,758,286
Mortgage loans	**80,337**	59,862
Real estate	**2,475**	-
Other invested assets	**5,086**	6,941
Miscellaneous applications	**140,164**	22,081
Total cost of investments acquired	**4,712,822**	2,847,170
Net (decrease) in policy loans	**(25,112)**	(1,049)
Net cash used in investment activities	**(199,960)**	(287,012)

Southland Life insurance Company

Statement of Cash Flows - Statutory Basis (continued)

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**48,150**	31,300
Borrowed money	**144,394**	(89,260)
Other (uses) sources	**(30,753)**	46,613
Dividends to stockholder	**(36,300)**	-
Net cash provided by (used in) financing and miscellaneous activities	**125,491**	(11,347)
Net increase (decrease) in cash and short-term investments	**49,331**	(19,699)
Cash and short-term investments:		
Beginning of year	**105,101**	124,800
End of year	**$ 154,432**	$ 105,101

See accompanying notes - statutory basis.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies

Southland Life Insurance Company (the "Company") is a wholly owned, Texas domiciled subsidiary of ING America Life Corporation (the "Parent"), a wholly owned subsidiary of ING America Insurance Holdings, Inc.("ING AIH"). The Parent has another insurance subsidiary, Life Insurance Company of Georgia ("LOG"), in addition to a minor non-insurance subsidiary.

The Company's market focus is on the middle-income consumer. The life insurance products offered address retirement accumulation, wealth transfer and estate planning, and death protection needs. Products include universal life, survivorship and traditional life insurance and products with low expense loads to institutional and individual customers. Operations are conducted through independent producers. An increasing portion of the Company's business is no-load products sold to individuals, by fee-based financial planners, businesses and institutions. The Company is presently licensed in forty-nine states (all states except New York), the District of Columbia, and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by a NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus. Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and credit impairments are charged to income when there has been a decline in value deemed other than temporary.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting premiums are credited to an appropriate policy reserve account, without recognizing premium income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

*Universal Life and Annuity Policies***:** Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

For reverse dollar repurchase agreements, Company policies require a minimum of 95% of the fair value of securities posted as collateral under reverse agreements to be maintained. Cash received is invested in short-term investments and the offsetting liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 6.0%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Texas Department of Insurance, is $230,502,000 at December 31, 2002. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $2,166,000 at December 31, 2002. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP 54, Individual and Group Accident and Health Contracts.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

1. Nature of Operations and Significant Accounting Policies (continued)

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 1.0 % of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $28,000 and $54,000 were incurred in 2002 and 2001, respectively.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In thousands)	
Amount receivable under reinsurance contents	**$ -**	$16,827
Deferred federal income taxes	**45,685**	69,630
Agents' debit balances	**3,159**	2,842
Other	**283**	2,079
Total nonadmitted assets	**$49,127**	$91,378

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. The change in unrealized capital gains and losses is reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

1. Nature of Operations and Significant Accounting Policies (continued)

Cash Flow Information (continued)

The Company borrowed and repaid $605,590,000 in 2002 and borrowed and repaid $16,800,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from dollar roll transactions. Interest paid on borrowed money was $66,000 and $25,000 during 2002 and 2001, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Texas. The Texas Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Texas for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Texas Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Texas. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Texas Division of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Texas. Effective January 1, 2001, the State of Texas required that insurance companies domiciled in the State of Texas prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Texas insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $21,557,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $16,738,000 related to deferred tax assets and $4,819,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability.

During 2001, the Company refined its method of estimating reinsurance reserve credits. Under the new method, the Company estimated the credits to be $41,000,000 as of December 31, 2001. For 2001, this change resulted in increased net income and surplus of $35,800,000 over the previous method.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2002				
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$ 106,329	$ 1,029	$ 19	$ 107,339
States, municipalities, and political divisions	18,737	438	-	19,175
Public utilities securities	142,092	7,900	1,260	148,732
Foreign Other	74,293	3,732	2,569	75,456
Foreign Government	8,578	238	10	8,806
Corporate securities	910,070	60,947	7,505	963,512
Mortgage-backed securities	590,015	11,194	446	600,763
Other structured securities	278,708	25,183	11,401	292,490
Total fixed maturities	2,128,822	110,661	23,210	2,216,273
Preferred stocks	102	-	-	102
Common stocks	-	88	-	88
Total fixed and equity securities	$ 2,128,924	$ 110,749	$ 23,210	$ 2,126,463

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2001				
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$ 63,077	$ 644	$ 1,011	$ 62,710
States, municipalities and political divisions	418	-	12	406
Public utilities securities	59,844	2,198	1,951	60,091
Foreign Government	66,685	1,545	4,782	63,448
Corporate securities	802,779	21,047	11,874	811,952
Mortgage backed securities	711,869	13,355	1,827	723,397
Other structured securities	357,760	13,498	10,651	360,607
Total fixed maturities	2,062,432	52,287	32,108	2,082,611
Preferred stocks	138	-	-	138
Common stocks	71	119	29	161
Total fixed and equity securities	$2,062,641	$52,406	$32,137	$2,082,910

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ 563	$ 566
Due after 1 year through 5 years	363,279	375,302
Due after 5 years through 10 years	571,025	604,077
Due after 10 years	325,232	343,075
	1,260,099	1,323,020
Mortgage-backed securities	590,015	600,763
Other structured securities	278,708	292,490
Total	$2,128,822	$2,216,273

At December 31, 2002 and 2001, investments in certificates of deposit and bonds, with an admitted asset value of $9,085,000 and 9,608,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(In Thousands)	
Amortized cost	$2,128,822	$2,062,432
Less nonadmitted bonds	5,589	1,654
Carrying value	$2,123,233	$2,060,778

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $1,723,620,000 and $706,078,000 in 2002 and 2001, respectively. Gross gains of $23,175,000 and $13,018,000 and gross losses of $39,535,000 and $7,978,000 during 2002 and 2001, respectively, were realized on those sales.

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	2002	2001
	(In Thousands)	
Income:		
Bonds	**$146,536**	$137,690
Mortgage loans	**39,409**	39,905
Policy loans	**5,182**	4,990
Other	**365**	6,314
Total investment income	**191,492**	188,899
Investment expenses	**(10,874)**	(13,312)
Net investment income	**$180,618**	$175,587

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	2002	2001
	(In Thousands)	
Investment purchase commitments	**$81,676**	$11,123

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchase agreements involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchase agreements are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $135,387,000 at December 31, 2002, The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $134,246,000 at December 31, 2002. The securities have a weighted average coupon of 5.8% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterparty risk is minimal.

4. Investments (continued)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money was $56,000,000 at December 31, 2002. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $68,552,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 4.7%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75.0% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due as of December 31, 2002, is $37,000.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost with the exception of the S&P Options. The S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001:

	December 31, 2002		
	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
Interest rate contracts:			
Options owned	$ 51,000	$ 1,151	$ 1,151
Total derivatives	$ 51,000	$ 1,151	$ 1,151

	December 31, 2001		
	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
Interest rate contracts:			
Swaps	$ 20,000	$ -	$ 824
Options owned	42,000	1,023	1,023
Total derivatives	$ 62,000	$ 1,023	$ 1,847

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $150,367,000 and $267,314,000 and an aggregate market value of $138,464,000 and $252,412,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.1% of the Company's investments in bonds and 4.9% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $79,044,000 and $107,617,000 with an aggregate NAIC market value of $80,614,000 and $106,401,000,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 3.7% of the Company's investment in bonds and 2.6% of the Company's total admitted assets at December 31, 2002.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

6. Concentrations of Credit Risk

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in Pennsylvania (10.9%) and California (10.3%). The remaining commercial mortgages relate to properties located in 32 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $18,958,000.

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 1,521	3%
Subtotal	1,521	3
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	44,220	87
Not subject to discretionary withdrawal	5,290	10
Total annuity reserves and deposit fund liabilities before reinsurance	51,031	100%
Less reinsurance ceded	8,717	
Net annuity reserves and deposit fund liabilities	$42,314	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 1,882	5%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	28,369	77
Not subject to discretionary withdrawal	6,410	18
Total annuity reserves and deposit fund liabilities before reinsurance	36,661	100%
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 36,661	

8. Employee Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily LOG. The benefit plan charges allocated to the Company were not significant for the years ended December 31, 2002 and 2001, respectively.

The Company has an unfunded noncontributory, nonqualified deferred compensation plan covering certain agents in the General Agency Sales Division.

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders. Separate account assets consist primarily of common stocks.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $25,219,000 and $30,061,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	**$25,151**	$31,395
Transfers from separate accounts	**5,818**	11,247
Net transfers to separate accounts	**19,333**	20,148
Reconciling adjustments:		
Miscellaneous transfers	**-**	(60)
Transfers as reported in the Statement of Operations	**$19,333**	$ 20,088

9. Separate Accounts (continued)

	December 31	
	2002	**2001**
	(In Thousands)	
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	**$ -**	$ -
At book value without market value adjustment less current surrender charge		
of 5% or more	**51,148**	59,560
At market value	**-**	-
At book value without market value adjustment less current surrender charge		
of less than 5%	**10,194**	13,884
Subtotal	**61,342**	73,444
Not subject to discretionary withdrawal	**-**	-
Total separate account aggregate reserves	**$61,342**	$73,444

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $22,000 and $14,000 for the years ended December 31, 2002 and 2001, respectively.

10. Reinsurance (continued)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2002	2001
	(In Thousands)	
Premiums	$ **475,568**	$ 32,313
Benefits paid or provided	**39,335**	41,989
Policy and contract liabilities at year end	**639,223**	167,075

Effective July 2, 2002, the Company entered into a reinsurance agreement with LOG. The Company ceded 100% of its "Home Service" life and accident and health insurance policies to LOG and LOG ceded certain life insurance policies to the Company. Both, the Texas Department of Insurance and the Georgia Department of Insurance have approved the agreement. At December 31, 2002, the Company had ceded net reserves of $438,339,000 relative to the agreement.

11. Federal Income Taxes

The Company files a consolidated federal income tax return with ING AIH, and other US affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Total gross deferred tax assets	**$71,918**	$84,111
Total deferred tax liabilities	**(13,647)**	(1,899)
Net deferred tax asset	**58,271**	82,212
Deferred tax asset nonadmitted	**(45,685)**	(69,630)
Net admitted deferred tax asset	**12,586**	12,582
Decrease (increase) in nonadmitted asset	**$23,945**	$ (17,931)

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

11. Federated Income Taxes (continued)

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Federal tax expense on operations	**$ 1,857**	$ 8,169
Federal tax (benefit) expense on capital gains	**(3,907)**	91
Total current taxes incurred	**$(2,050)**	$ 8,260

The main components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets resulting from book/tax differences in:

	2002	**2001**
	(In Thousands)	
Investments	**$ 5,689**	$ 5,162
Deferred acquisition costs	**47,780**	50,066
Insurance reserves	**11,356**	24,324
Unrealized loss on investments	**2,686**	1,236
Litigation reserve	**2,916**	3,301
Nonadmitted assets	**1,205**	-
Other	**286**	22
Total deferred tax assets	**71,918**	84,111
Deferred tax assets nonadmitted	**(45,685)**	(69,630)
Admitted deferred tax assets	**$26,233**	$14,481

Deferred tax liabilities resulting from book/tax differences in:		
Insurance Reserves	**$11,700**	$ 96
Due & deferred premium	**1,316**	1,271
Investments	**461**	480
Other	**170**	52
Total deferred tax liabilities	**13,647**	1,899
Net admitted deferred tax asset	**$12,586**	$12,582

11. Federal Income Taxes (continued)

The change in net deferred income taxes is comprised of the following:

	December 31		
	2002	**2001**	Change
	(In Thousands)		
Total deferred tax assets	**$71,918**	$84,111	$(12,193)
Total deferred tax liabilities	**13,647**	1,899	11,748
Net deferred tax asset (liability)	**$58,271**	$82,212	(23,941)
Tax effect of items in surplus:			
Unrealized gains (losses)			(1,449)
Change in nonadmitted assets			(1,205)
Change in net deferred income tax			$(26,595)

The provision for federal income tax expense and change in deferred taxes differs from the amount obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(In Thousands)
Ordinary income	**$57,597**
Capital gains (losses)	**(12,313)**
Total pre-tax book income	**45,284**
Provision computed at statutory rate	**15,849**
Interest maintenance reserve	**(1,987)**
Refinement of deferred tax balances	**10,459**
Other	**224**
Total	**24,545**
Federal income taxes incurred	**(2,050)**
Change in net deferred income taxes	**26,595**
Total statutory income taxes	**$24,545**

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $12,390,000 and $23,300,000 from 2002 and 2001, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $34,632,000 and $18,689,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

12. Capital and Surplus

Under Texas insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Without prior approval of the Texas Insurance Commissioner ("Commissioner"), dividends to shareholders are limited by the laws of the Company's state of incorporation. Dividends, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, may not exceed the greater of 10 percent of such insurer's surplus as regards policyholders as of the 31st day of December next preceding, but shall not include pro rata distributions of any class of the insurer's own securities. The Company declared regular dividends of $31,300,000 and $5,000,000 in 2002 and 2001, respectively. An extraordinary dividend of $88,700,000 was also declared in December 2002 and was recorded as dividends payable at December 31, 2002. Dividends declared in 2001 were paid in January 2002. The Company may not pay a dividend in 2003 without prior approval from the Commissioner.

The Company had no special surplus funds at December 31, 2002.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

13. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2002		**2001**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Assets:				
Bonds	**$2,123,233**	**$ 2,216,272**	$2,060,778	$2,082,611
Preferred stocks	**102**	**102**	138	138
Unaffiliated common stocks	**88**	**88**	161	161
Mortgage loans	**505,343**	**573,538**	482,113	510,631
Policy loans	**63,708**	**63,708**	87,663	85,356
Derivative securities	**1,151**	**1,151**	1,023	1,847
Short -term investments	**154,640**	**154,640**	12,103	12,103
Cash	**(208)**	**(208)**	92,998	92,998
Other invested assets	**17,536**	**17,536**	37,694	37,694
Separate account assets	**77,841**	**77,841**	92,257	92,257
Liabilities:				
Individual annuities	**10,214**	**10,214**	13,345	13,345
Policy holder funds	**20,445**	**22,721**	16,802	16,802
Separate account Liabilities	**77,841**	**77,841**	92,257	92,257

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $2,134,787,000 and $2,063,206,000, respectively.

13. Fair Values of Financial Instruments (continued)

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company is involved in regulatory market conduct examinations regarding its historical premium practices. The Company has reached an agreement to resolve these market conduct examinations with regulators. It also has agreed to a settlement with a nationwide class of Industrial Life insurance policyholders to resolve any claims they may have regarding its historical premium setting practices. All estimated costs of settlement, including attorneys' fees, are included in current litigation reserves. This agreement is subject to court approval.

14. Commitments and Contingencies (continued)

The Company leases office space under various noncancelable operating lease agreements that expire through September 2003. Rental expense for 2002 and 2001 was approximately $8,000.

At December 31, 2002, the minimum aggregate rental commitments are as follows:

Year	Operating Leases (*In Thousands)*
1-2003	$12
2-2004	-
3-2005	-
4-2006	-
5-2007	-
Thereafter	-

15. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta ("SunTrust Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from SunTrust Bank. Interest on any of the Company's borrowing accrues at an annual rate equal to the cost of funds for SunTrust Bank for the period applicable for the advance plus 0.225% or a rate quoted by SunTrust Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $25,000 for the year ended December 31, 2002. At December 31, 2002, the Company had no amounts payable to SunTrust Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("Bank of NY"). Under this agreement, the Company can borrow up to $75,000,000 from the Bank of NY. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank of NY for the period applicable for the advance plus 0.225% or a rate quoted by the Bank of NY to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $23,000 for the year ended December 31, 2002. At December 31, 2002, the Company had no amounts payable to the Bank of NY.

16. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $33,651,000 and $39,393,000 for the year ended December 31, 2002 and 2001, respectfully.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $6,089,000 and $4,345,000 for the year ended December 31, 2002 and 2001, respectfully.

Revolving Loan Agreement: The Company maintains a revolving loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires September 1, 2007, the Company can borrow up to $14,100,000 from ING AIH. Interest on any of the Company's borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the Company incurred interest expense of $18,000 for the year ended December 31, 2002. At December 31, 2002, the Company had no amounts payable to ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

16. Related Party Transactions (continued)

Reinsurance Agreement: Effective July 2, 2002, the Company entered into a reinsurance agreement with LOG. The Company ceded 100% of its "Home Service" life and accident and health insurance policies to LOG and LOG ceded certain life insurance policies to the Company. Both, the Texas Department of Insurance and the Georgia Department of Insurance have approved the agreement. At December 31, 2002, the Company had ceded net reserves of $438,339,000 relative to the agreement.

Service Agreement with ING Financial Advisers, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $643,000 and $1,143,000 as of December 31, 2002 and 2001, respectively, and has recorded a reserve. The Company has also recorded an asset of $337,000 and $919,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

18. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

SOUTHLAND LIFE INSURANCE COMPANY
Financial Statements - Statutory Basis
Years ended December 31, 2003 and 2002

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Southland Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Southland Life Insurance Company ("the Company"), a wholly owned subsidiary of ING America Insurance Holdings, Inc., as of December 31, 2003 and 2002, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Texas ("Texas Department of Insurance"), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Southland Life Insurance Company at December 31, 2003 and 2002 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Life Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance.

/s/ Ernst & Young

March 22, 2004

SOUTHLAND LIFE INSURANCE COMPANY

Balance Sheets - Statutory Basis

| | December 31 | |
	2003	2002
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 2,355,490	$ 2,123,233
Preferred stocks	102	102
Common stocks	240	88
Mortgage loans	504,137	505,343
Contract loans	64,258	63,708
Other invested assets	56,850	17,536
Cash and short-term investments	28,622	154,432
Total cash and invested assets	3,009,699	2,864,442
Deferred and uncollected premiums, less loading		
(2003- $560 and 2002- $446)	3,880	4,114
Accrued investment income	32,722	28,752
Reinsurance balances recoverable	19,191	4,747
Indebtedness from related parties	-	1,167
Federal income tax recoverable (including $14,261 and $12,586 net deferred		
tax assets at December 31, 2003 and 2002, respectively)	14,261	34,632
Separate account assets	100,042	77,841
Other assets	477	337
Total admitted assets	$ 3,180,272	$ 3,016,032

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY

Balance Sheets - Statutory Basis

	December 31	
	2003	2002
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 2,725,954	$ 2,441,080
Deposit type contracts	20,253	20,408
Policyholders' funds	30	37
Dividends payable	12	12
Unpaid claims	11,479	9,512
Total policy and contract liabilities	2,757,728	2,471,049
Interest maintenance reserve	24,425	10,541
Accounts payable and accrued expenses	11,919	16,691
Reinsurance balances due	13,268	26,369
Federal income tax payable	2,426	-
Indebtedness to related parties	10,637	-
Contingency reserve	8,092	8,332
Asset valuation reserve	17,143	11,018
Borrowed money	110,030	191,619
Dividends payable	-	88,700
Other liabilities	(12,142)	(10,998)
Separate account liabilities	100,042	77,841
Total liabilities	3,043,568	2,891,162
Capital and surplus:		
Common stock: $3.00 par value; authorized 2,550,000 shares;		
issued and outstanding 2,500,000 shares	7,500	7,500
Paid-in and contributed surplus	89,900	69,900
Unassigned surplus	39,304	47,470
Total capital and surplus	136,704	124,870
Total liabilities and capital and surplus	$ 3,180,272	$ 3,016,032

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY

Statements of Operations - Statutory Basis

	Year ended December 31	
	2003	**2002**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 336,089	$ 119,378
Net investment income	171,742	180,618
Amortization of interest maintenance reserve	6,312	5,677
Commissions, expense allowances and reserve adjustments on		
reinsurance ceded	14,590	30,613
Other revenues	13,794	15,375
Total premiums and other revenues	542,527	351,661
Benefits paid or provided:		
Death benefits	52,945	49,076
Annuity benefits	1,223	2,531
Surrender benefits	71,870	74,446
Interest on policy or contract funds	961	(874)
Accident and health benefits	249	225
Other benefits	204	1,315
Increase in life, annuity, and accident and health reserves	284,873	50,557
Net transfers to separate accounts	9,768	19,333
Total benefits paid or provided	422,093	196,609
Insurance expenses:		
Commissions	47,363	48,433
General expenses	24,480	35,559
Insurance taxes, licenses and fees, excluding federal income taxes	10,445	11,472
Other expenses	-	1,963
Total insurance expenses	82,288	97,427
Gain from operations before policyholder dividends, federal income taxes		
and net realized capital losses	38,146	57,625
Dividends to policyholders	11	28
Gain from operations before federal income taxes and net realized		
capital losses	38,135	57,597
Federal income tax expense	25,214	1,857
Gain from operations before net realized capital losses	12,921	55,740
Net realized capital losses, net of income tax expense (benefit) 2003 - $9,868		
and 2002 - ($3,907); and excluding net transfers to the interest maintenance		
reserve 2003 - $20,196 and 2002- $498	(6,572)	(8,904)
Net income	$ 6,349	$ 46,836

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 7,500	$ 7,500
Paid-in and contributed surplus:		
Balance at beginning of year	69,900	69,900
Capital contribution	20,000	-
Balance at end of year	89,900	69,900
Unassigned surplus:		
Balance at beginning of year	47,470	56,140
Net income	6,349	46,836
Change in net unrealized capital gains or losses	2,522	(4,143)
Change in nonadmitted assets	(20,582)	40,597
Change in liability for reinsurance in unauthorized companies	(1,700)	(45)
Change in asset valuation reserve	(6,125)	3,876
Change in net deferred income tax	16,437	(23,941)
Change in surplus as a result of reinsurance, net of tax	(5,067)	48,150
Dividends to stockholder	-	(120,000)
Balance at end of year	39,304	47,470
Total capital and surplus	$ 136,704	$ 124,870

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
Statements of Cash Flows - Statutory Basis

	Year ended December 31	
	2003	**2002**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 336,450	$ 119,739
Net investment income received	174,923	179,164
Commissions, expenses paid and miscellaneous expenses	(88,943)	(92,358)
Benefits paid	(136,754)	(126,019)
Net transfers to separate accounts	(12,315)	(16,873)
Dividends paid to policyholders	(11)	(32)
Federal income taxes (paid) received	(10,611)	15,887
Other revenues	31,587	40,385
Net cash provided by operations	294,326	119,893
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	3,207,742	4,407,921
Preferred stocks	-	76
Real estate	-	2,600
Mortgage loans	64,037	56,342
Other invested assets	3,115	2,200
Miscellaneous proceeds	-	22,518
Net proceeds from sales, maturities, or repayments of investments	3,274,894	4,491,657
Cost of investments acquired:		
Bonds	3,419,101	4,484,760
Mortgage loans	62,715	80,337
Real estate	-	2,475
Other invested assets	2,465	5,086
Miscellaneous applications	41,338	140,164
Total cost of investments acquired	3,525,619	4,712,822
Net change in contract loans	(550)	25,112
Net cash used in investment activities	(251,275)	(196,053)
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	20,000	48,150
Borrowed money, net	(81,575)	144,394
Net deposits on deposit-type contract funds	2,670	
Other uses	(21,256)	(30,753)
Dividends to stockholder	(88,700)	(36,300)
Net cash (used in) provided by financing and miscellaneous activities	(168,861)	125,491
Net (decrease) increase in cash and short-term investments	(125,810)	49,331
Cash and short-term investments:		
Beginning of year	154,432	105,101
End of year	$ 28,622	$ 154,432

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Significant Accounting Policies

Southland Life Insurance Company (the "Company") is a wholly owned, Texas domiciled subsidiary of ING America Life Corporation (the "Parent"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Parent has another insurance subsidiary, Life Insurance Company of Georgia ("LOG"), in addition to a minor non-insurance subsidiary.

The Company's market focus is on the middle-income consumer. The life insurance products offered address retirement accumulation, wealth transfer and estate planning, and death protection needs. Products include universal life, survivorship and traditional life insurance and products with low expense loads to institutional and individual customers. Operations are conducted through independent producers. An increasing portion of the Company's business is no-load products, sold to individuals, by fee-based financial planners, businesses and institutions. The Company is presently licensed in forty-nine states (all states except New York), the District of Columbia, and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

SSAP 31 applies to derivative transactions prior to January 1, 2003. The Company also follows the newly adopted hedge accounting guidance in SSAP 86 for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by a NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of unassigned surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and credit impairments are charged to income when there has been a decline in value deemed other than temporary.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting, premiums are credited to an appropriate policy reserve account, without recognizing premium income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investment instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994, as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

For reverse dollar repurchase agreements, Company policies require a minimum of 95% of the fair value of securities posted as collateral under reverse agreements to be maintained. Cash collateral received is invested in short-term investments and the offsetting liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Realized capital gains and losses are determined using the specific identification basis.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 6.00%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Texas Department of Insurance, is $192,115,000 at December 31, 2003. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $2,153,000 at December 31, 2003. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with Statements of Statutory Accounting Principles ("SSAP") Number 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and 1% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Policyholder dividends of $11,000 and $28,000 were incurred in 2003 and 2002, respectively.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31			
	2003		2002	
	(In Thousands)			
Deferred federal income taxes	$	59,090	$	45,685
Debit suspense		7,220		-
Agents' debit balances		3,128		3,159
Other		68		80
Total nonadmitted assets	$	69,506	$	48,924

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets. The change in unrealized capital gains and losses is reported directly in unassigned surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2003. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2003.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

The Company borrowed and repaid $259,250,000 in 2003 and borrowed and repaid $605,590,000 during 2002. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from dollar roll transactions. Interest paid on borrowed money was $15,000 and $66,000 during 2003 and 2002, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2003 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Texas. The Texas Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Texas for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under the Texas Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Texas. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Texas Department of Insurance. As of December 31, 2003 and 2002, the Company had no such permitted accounting practices.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2003:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 9,509	$ 714	$ 49	$ 10,174
States, municipalities, and political subdivisions	2,400	17	161	2,256
Public utilities securities	244,269	18,176	2,230	260,215
Foreign government	76,441	1,831	935	77,337
Corporate securities	1,338,666	69,767	10,368	1,398,065
Mortgage-backed securities	443,858	4,654	1,075	447,437
Commercial mortgage-backed securities	96,711	8,944	486	105,169
Other structured securities	146,514	5,357	6,154	145,717
Total fixed maturities	2,358,368	109,460	21,458	2,446,370
Preferred stocks	102	-	-	102
Common stocks	-	240	-	240
Total equity securities	102	240	-	342
Total	$ 2,358,470	$ 109,700	$ 21,458	$ 2,446,712
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 106,329	$ 1,029	$ 19	$ 107,339
States, municipalities, and political subdivisions	18,737	438	-	19,175
Public utilities securities	142,092	7,900	1,260	148,732
Foreign other	74,293	3,732	2,569	75,456
Foreign government	8,578	238	10	8,806
Corporate securities	910,070	60,947	7,505	963,512
Mortgage-backed securities	590,015	11,194	446	600,763
Other structured securities	278,708	25,183	11,401	292,490
Total fixed maturities	2,128,822	110,661	23,210	2,216,273
Preferred stocks	102	-	-	102
Common stocks	-	88	-	88
Total equity securities	102	88	-	190
Total	$ 2,128,924	$ 110,749	$ 23,210	$ 2,216,463

SLIC - 19

As of December 31, 2003, the aggregate market values of debt securities with unrealized losses and the time period that cost exceeded market value are as follows:

	Less than 6 months below cost		More than 6 months and less than 12 months below cost		More than 12 months below cost		Total	
			(In Thousands)					
Fair value	$	279,058	$	214,375	$	41,985	$	535,418
Unrealized loss		4,792		10,180		6,486		21,458

Of the losses more than 6 months and less than 12 months in duration of $10,180,000, there were $2,542,000 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining unrealized losses of $7,638,000 as of December 31, 2003 included the following significant items:

$1,519,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $63,277,000.

$2,966,000 of unrealized losses related to the energy/utility industry, for which the fair value was $51,899,000. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. Current analysis indicates debt will be serviced in accordance with the contractual terms.

$2,566,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $1,084,000 for which the fair value was $33,425,000. Credit exposures are well diversified in these markets including banking, metals, food, and beverage companies.

$587,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $7,385,000. During 2003, the sector recovered somewhat due to a gradually improving economy and reduced investor concern with management decisions even though it remains challenged by over capacity. Exposure is primarily focused in the largest and most financially secure companies in the sector.

Of the unrealized losses more than 12 months in duration of $6,486,000, there were $5,169,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $28,342,000. The remaining unrealized losses of $1,317,000 as of December 31, 2003 included the following significant items:

$216,000 of unrealized losses related to the airline industry, for which the fair value was $4,080,000. During 2003, the airline industry continued to suffer from decreased passenger volumes and a gradually improving economy. The majority of the airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC"). Current analysis indicates the specific collateral backing EETC investments is predominantly represented by newer models that are expected to be retained as individual airlines reduce their fleets.

$855,000 of unrealized losses related to the energy/utility industry, for which the fair value was $8,169,000. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. Current analysis indicates that the debt will be serviced in accordance with the contractual terms.

The remaining unrealized losses totaling $246,000 relate to a fair value of $1,394,000.

The amortized cost and fair value of investments in bonds at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 18,189	$ 18,447
Due after 1 year through 5 years	416,692	437,047
Due after 5 years through 10 years	794,658	833,534
Due after 10 years	441,746	459,019
Total maturities	1,671,285	1,748,047
Mortgage-backed securities	443,858	447,437
Commercial mortgage-backed securities	96,711	105,169
Other asset-backed securities	146,514	145,717
Total	$ 2,358,368	$ 2,446,370

At December 31, 2003 and 2002, investments in certificates of deposit and bonds, with an admitted asset value of $10,063,000 and $9,085,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2003 and 2002 is as follows:

	December 31	
	2003	2002
	(In Thousands)	
Amortized cost	$ 2,358,368	$ 2,128,822
Less nonadmitted bonds	2,878	5,589
Carrying value	$ 2,355,490	$ 2,123,233

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $1,993,423,000 and $2,738,471,000 in 2003 and 2002, respectively. Gross gains of $41,810,000 and $36,767,000 and gross losses of $10,021,000 and $40,154,000 during 2003 and 2002, respectively, were realized on those sales.

Major categories of net investment income are summarized as follows:

	Year ended December 31	
	2003	2002
	(In Thousands)	
Income:		
Bonds	$ 135,779	$ 146,536
Mortgage loans	39,859	39,409
Contract loans	3,656	5,182
Other	3,306	365
Total investment income	182,600	191,492
Investment expenses	(10,858)	(10,874)
Net investment income	$ 171,742	$ 180,618

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2003	2002
	(In Thousands)	
Investment purchase commitments	$ 25,959	$ 81,676

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchase agreements involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchase agreements are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $89,626,000 and $135,601,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $88,908,000 and $134,246,000 and fair value of $89,840,000 and $136,380,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon rate of 5.8% and have maturities ranging from December 2018 through December 2033. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2003. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of 1.07%. The agreements mature prior to the end of January 2004. The amount due on these agreements included in borrowed money was $20,400,000 and $56,000,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $20,562,000 and $58,404,000 and fair value of $20,756,000 and $59,009,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon of 5.0% and have a maturity of December 2033.

The maximum and minimum lending rates for long-term mortgage loans during 2003 were 7.75% and 4.74%, respectively. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76.0% on commercial properties. As of December 31, 2003, the Company held no mortgages with interest more than 180 days overdue. Total interest due as of December 31, 2003 and 2002, is $33,000 and $37,000, respectively.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and the gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

	Number of Transactions	Book Value	Cost of Securities Repurchased	Gains
NAIC 4	1	$ 1,000,000	$ 4,000,000	$ 47,500
NAIC 6	1	100,422	100,422	-

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company may utilize derivative financial instruments to reduce and manage risks, which may include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses S&P options to hedge against an increase in the S&P Index. Such increase results in increased reserve liabilities. The change in the value of the options offsets this expense. The options are accounted for in a consistent manner with the underlying reserve liabilities. Both are carried at fair value with the change in value recorded in the statement of operations. If the options mature in the money, the amount received is recorded in income.

The Company is exposed to credit loss in the event of nonperformance by counterparties on S&P options, however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2003 and 2002:

	Notional Amount		Carrying Value		Fair Value	
			(In Thousands)			
December 31, 2003						
S&P options owned	$	42,000	$	4,025	$	4,025
Total derivatives	$	42,000	$	4,025	$	4,025
December 31, 2002						
S&P options owned	$	51,000	$	1,151	$	1,151
Total derivatives	$	51,000	$	1,151	$	1,151

5. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $238,007,000 and $150,367,000 and an aggregate market value of $249,510,000 and $138,464,000 at December 31, 2003 and 2002, respectively. Those holdings amounted to 10.1% of the Company's investments in bonds and 7.7% of total admitted assets at December 31, 2003. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $68,326,000 and $79,044,000 with an aggregate NAIC market value of $66,694,000 and $80,614,000 at December 31, 2003 and 2002, respectively. The carrying value of these holdings amounted to 2.9% of the Company's investment in bonds and 2.2% of the Company's total admitted assets at December 31, 2003.

At December 31, 2003, the Company's commercial mortgages involved a concentration of properties located in Pennsylvania (12.1%) and California (11.0%). The remaining commercial mortgages relate to properties located in 31 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $12,300,000.

6. Annuity Reserves

At December 31, 2003 and 2002, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

		Amount	Percent
		(In Thousands)	
December 31, 2003			
Subject to discretionary withdrawal (with adjustment):			
At book value less surrender charge	$	54	0.1 %
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		46,857	90.9
Not subject to discretionary withdrawal		4,613	9.0
Total annuity reserves and deposit fund liabilities			
before reinsurance		51,524	100.0 %
Less reinsurance ceded		11,761	
Net annuity reserves and deposit fund liabilities	$	39,763	
December 31, 2002			
Subject to discretionary withdrawal (with adjustment):			
At book value less surrender charge	$	1,521	3.0 %
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		44,220	86.6
Not subject to discretionary withdrawal		5,290	10.4
Total annuity reserves and deposit fund liabilities			
before reinsurance		51,031	100.0 %
Less reinsurance ceded		8,717	
Net annuity reserves and deposit fund liabilities	$	42,314	

7. Employee Benefit Plans

The Company utilizes the employees of ING and its affiliates. The benefit plan charges allocated to the Company were not significant for the years ended December 31, 2003 and 2002.

The Company has an unfunded, noncontributory, nonqualified deferred compensation plan covering certain agents in the General Agency Sales Division.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders. Separate account assets consist of investments in mutual funds.

Premiums, deposits, and other considerations received for the years ended December 31, 2003 and 2002 were $22,076,000 and $25,219,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31	
	2003	2002
	(In Thousands)	
Transfers as reported in the Summary of Operations		
of the Separate Accounts Statement:		
Transfers to separate accounts	$ 22,197	$ 25,151
Transfers from separate accounts	(12,429)	(5,818)
Net transfers to separate accounts	9,768	19,333
Transfers as reported in the Statement of Operations	$ 9,768	$ 19,333

The general nature and characteristics of the separate accounts business follows:

	Nonguaranteed Separate Accounts
	(In Thousands)
December 31, 2003	
Premium, consideration or deposits for year ended December 31, 2003	$ 22,076
Reserves for accounts with assets at:	
Fair value	$ 80,843
Total reserves	$ 80,843
Reserves for separate accounts by withdrawal characteristics:	
Subject to descretionary withdrawal:	
At book value without market value adjustment	
less current surrender charge of 5% or more	$ 71,253
At book value without market value adjustment	
less current surrender charge of less than 5%	9,590
Total separate account aggregate reserves	$ 80,843
December 31, 2002	
Premium, consideration or deposits for year ended December 31, 2002	$ 25,219
Reserves for accounts with assets at:	
Fair value	$ 61,342
Total reserves	$ 61,342
Reserves for separate accounts by withdrawal characteristics:	
Subject to descretionary withdrawal:	
At book value without market value adjustment	
less current surrender charge of 5% or more	$ 51,148
At book value without market value adjustment	
less current surrender charge of less than 5%	10,194
Total separate account aggregate reserves	$ 61,342

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $12,000 and $22,000 for the years ended December 31, 2003 and 2002, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2003	2002
	(In Thousands)	
Premiums	$ 68,133	$ 475,568
Benefits paid or provided	75,158	39,335
Policy and contract liabilities at year end	670,713	639,223

10. Federal Income Taxes

The Company files a consolidated federal income tax return with ING AIH, and other US affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax asset (liability) are as follows:

	December 31	
	2003	2002
	(In Thousands)	
Total deferred tax assets	$ 85,637	$ 71,918
Total deferred tax liabilities	(12,286)	(13,647)
Net deferred tax asset	73,351	58,271
Deferred tax asset nonadmitted	(59,090)	(45,685)
Net admitted deferred tax asset	$ 14,261	$ 12,586
Increase (decrease) in nonadmitted asset	$ (13,405)	$ 23,945

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Current income taxes incurred consisted of the following major components:

	Year ended December 31			
	2003		2002	
	(In Thousands)			
Federal taxes on operations	$	25,214	$	1,857
Federal taxes on capial gains		9,868		(3,907)
Total current taxes incurred	$	35,082	$	(2,050)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31			
	2003		2002	
	(In Thousands)			
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	48,391	$	47,780
Insurance reserves		25,757		11,356
Investments		3,231		5,689
Nonadmitted assets		3,717		1,205
Unrealized loss on investments		675		2,686
Litigation accruals		2,832		2,916
Other		1,034		286
Total deferred tax assets		85,637		71,918
Deferred tax assets nonadmitted		(59,090)		(45,685)
Admitted deferred tax assets		26,547		26,233
Deferred tax liabilities resulting from book/tax differences in:				
Insurance reserves		10,400		11,700
Investments		510		461
Due and deferred premium		1,180		1,316
Other		196		170
Total deferred tax liabilities		12,286		13,647
Net admitted deferred tax asset	$	14,261	$	12,586

The change in net deferred income taxes is comprised of the following:

| | December 31 | | |
	2003	**2002**	**Change**
	(In Thousands)		
Total deferred tax assets	$ 85,637	$ 71,918	$ 13,719
Total deferred tax liabilities	12,286	13,647	(1,361)
Net deferred tax asset	$ 73,351	$ 58,271	15,080
Remove current year change in unrealized gains			1,357
Change in net deferred income tax			16,437
Remove other items in surplus:			
Current year change in non-admitted assets			(2,512)
Other			654
Change in deferred taxes for rate reconciliation			$ 14,579

The provision for federal income taxes incurred and change in deferred taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

| | **Year Ended** |
	December 31, 2003
	(In Thousands)
Ordinary income	$ 38,030
Capital gains	23,492
Total pre-tax book income	$ 61,522
Provision computed at statutory rate	$ 21,533
Refinement of deferred tax balances	3,051
Interest maintenance reserve	(2,209)
Amortization of income for reinsurance	(1,774)
Other	(98)
Total	$ 20,503
Federal income taxes incurred	$ 35,082
Change in net deferred income taxes	(14,579)
Total statutory income taxes	$ 20,503

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $25,963,000 and $23,887,000 for 2003 and 2002, respectively.

Under the inter-company tax sharing agreement, the Company had a payable to ING AIH of $2,426,000 and a receivable of $22,046,000 for federal income taxes as of December 31, 2003 and 2002, respectively.

11. Capital and Surplus

Under Texas insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Without prior approval of the Texas Insurance Commissioner ("Commissioner"), dividends to shareholders are limited by the laws of the Company's state of incorporation. Dividends, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, may not exceed the greater of 10% of such insurer's surplus as regards policyholders as of the 31st day of December next preceding, but shall not include pro rata distributions of any class of the insurer's own securities. The Company declared no dividends in 2003. The Company declared regular dividends of $31,300,000 in 2002. An extraordinary dividend of $88,700,000 was also declared in December 2002 and was recorded as dividends payable at December 31, 2002. Dividends declared in 2002 were paid in January 2003.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2003, the Company meets the RBC requirements.

12. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2003 | | 2002 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 2,355,490	$ 2,446,370	$ 2,123,233	$ 2,216,272
Preferred stocks	102	102	102	102
Unaffiliated common stocks	240	240	88	88
Mortgage loans	504,137	561,253	505,343	573,538
Contract loans	64,258	64,258	63,708	63,708
Derivative securities	4,025	4,025	1,151	1,151
Short-term investments	-	-	154,640	154,640
Cash	28,622	28,622	(208)	(208)
Other invested assets	52,825	52,825	16,385	16,385
Separate account assets	100,042	100,042	77,841	77,841
Liabilities:				
Individual annuities	9,886	9,886	10,214	10,214
Deposit type contracts	20,253	20,253	20,408	22,721
Separate account liabilities	9,623	9,623	17,904	17,904

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 11% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2003 and 2002 is $2,365,922,000 and $2,134,787,000, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial statements (S&P options) are based on broker dealer valuations.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

13. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company leases office space under a noncancelable operating lease agreement that expired September 2003. Rental expense for 2003 and 2002 was approximately $6,000 and $8,000, respectively.

The Company has committed to provide additional capital contributions of $5,827,000 in partnership investments at December 31, 2003.

Other Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. ("ING"), the Company's ultimate parent, have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of Reliastar Life Insurance Company ("Reliastar"), an affiliate of the Company, to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. Reliastar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by Reliastar and by ING USA Annuity & Life Insurance Company, an affiliate of the Company; and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

14. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta ("SunTrust Bank"). Under this agreement, which expires July 30, 2004, the Company can borrow up to $75,000,000 from SunTrust Bank. Interest on any of the Company's borrowing accrues at an annual rate equal to the cost of funds for SunTrust Bank for the period applicable for the advance plus 0.225% or a rate quoted by SunTrust Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $2,000 and $25,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had no amounts payable to SunTrust Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("BONY"). Under this agreement, the Company can borrow up to $75,000,000 from the BONY. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the BONY for the period applicable for the advance plus 0.350% or a rate quoted by the BONY to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2003 and $23,000 for the year ended December 31, 2002. At December 31, 2003 and 2002, the Company had no amounts payable to the BONY.

15. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts paid under these agreements were $23,162,000 and $33,651,000 for the years ended December 31, 2003 and 2002, respectively.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $8,092,000 and $6,089,000 for the years ended December 31, 2003 and 2002, respectively.

Reciprocal Loan Agreement: The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires February 1, 2006, the Companies can borrow up to $29,200,000 from one another. Interest on any of the Company's borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the Company incurred interest expense of $13,000 for the year ended December 31, 2003, and interest income of $14,000 for the year ended December 31, 2003. At December 31, 2003, the Company had no amounts payable to ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisors, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $657,000 and $643,000 for this liability as of December 31, 2003 and 2002, respectively. The Company has also recorded an asset of $478,000 and $337,000 as of December 31, 2003 and 2002, respectively, for future credits to premium taxes for assessments already paid.

Security Life of Denver Insurance Company

Financial Statements – Statutory Basis

December 31, 2002 and 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Colorado Division of Insurance.

/s/ Ernst & Young

March 21, 2003

Security Life of Denver Insurance Company

Balance Sheets - Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$11,414,565**	$10,653,637
Preferred stocks	**18,915**	18,863
Common stocks	**72,427**	38,083
Subsidiaries	**73,186**	84,348
Mortgage loans	**2,776,223**	2,434,031
Real estate, less accumulated depreciation (2002-$12,553; 2001-$11,684)	**32,612**	33,470
Policy loans	**1,073,803**	1,124,108
Other invested assets	**149,642**	99,912
Cash and short-term investments	**290,080**	567,422
Total cash and invested assets	**15,901,453**	15,053,874
Deferred and uncollected premiums, less loading (2002- $1,926; 2001- $2,115)	**130,982**	168,472
Accrued investment income	**241,378**	224,212
Reinsurance balances recoverable	**67,177**	38,388
Data processing equipment, less accumulated depreciation (2002-$1,817; 2001-$1,390)	**75**	55
Indebtedness from related parties	**8,420**	23,933
Federal income tax recoverable, including net deferred tax asset	**57,059**	80,024
Separate account assets	**1,526,548**	903,086
Other assets	**12,825**	13,752
Total admitted assets	**$17,945,917**	$16,505,796

Security Life of Denver Insurance Company

Balance Sheets - Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$ 8,022,919**	$ 7,732,109
Accident and health reserves	**15**	23
Deposit type contracts	**6,710,709**	6,104,943
Policyholders' funds	**7,302**	11,069
Dividends payable	**3,871**	4,065
Unpaid claims	**191,423**	208,672
Total policy and contract liabilities	**14,936,239**	14,060,881
Accounts payable and accrued expenses	**181,324**	205,507
Reinsurance balances due	**35,376**	15,009
Indebtedness to related parties	**1,802**	17,856
Contingency reserve	**18,087**	18,758
Asset valuation reserve	**74,863**	75,999
Borrowed money	**168,884**	289,955
Other liabilities	**(13,985)**	149,700
Separate account liabilities	**1,512,075**	903,086
Total liabilities	**16,914,665**	15,736,751
Capital and surplus:		
Common stock, $20,000 par value; authorized - 149 shares, issued and outstanding - 144 shares	**2,880**	2,880
Surplus notes	**165,032**	165,032
Additional paid-in capital	**837,378**	737,378
Unassigned surplus (deficit)	**25,962**	(136,245)
Total capital and surplus	**1,031,252**	769,045
Total liabilities and capital and surplus	**$17,945,917**	$16,505,796

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Statements of Operations - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$2,063,758**	$3,157,551
Policy proceeds and dividends left on deposit	**31**	15
Net investment income	**858,455**	847,770
Amortization of interest maintenance reserve	**(13,414)**	(1,626)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**53,339**	1,609
Other income		
	71,964	52,107
Total premiums and other revenue	**3,034,133**	4,057,426
Benefits paid or provided:		
Death benefits	**402,381**	340,336
Annuity benefits	**12,001**	12,759
Surrender benefits	**506,897**	270,377
Interest on policy or contract funds	**296,017**	304,447
Other benefits	**(1,692)**	3,010
Life contract withdrawals	**769,901**	2,063,355
Increase in life, annuity, and accident and health reserves	**290,893**	239,852
Net transfers to separate accounts	**60,825**	228,961
Total benefits paid or provided	**2,337,223**	3,463,097
Insurance expenses:		
Commissions	**307,117**	253,687
General expenses	**98,983**	139,067
Insurance taxes, licenses and fees, excluding federal income taxes	**18,890**	18,212
Total insurance expenses	**424,990**	410,966
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	**271,920**	183,363

Security Life of Denver Insurance Company

Statements of Operations - Statutory Basis (continued)

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Dividends to policyholders	**2,564**	2,952
Gain from operations before federal income taxes and net realized capital losses	**269,356**	180,411
Federal income taxes	**88,773**	79,572
Gain from operations before net realized capital losses	**180,583**	100,839
Net realized capital losses net of income taxes 2002 - $(11,366); 2001 - $ 2,083 and excluding net transfers to the interest maintenance reserve 2002- ($20,691); 2001- $6,705	**(43,391)**	(38,824)
Net income	**$137,192**	$62,015

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Statements of Changes in Capital and Surplus-Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$2,880**	$2,880
Surplus note:		
Balance at beginning of year	**165,032**	184,259
Decrease in surplus note	**-**	(19,227)
Balance at end of year	165,032	165,032
Paid-in and contributed surplus:		
Balance at beginning of year	**737,378**	600,306
Capital contributions	**100,000**	137,072
Balance at end of year	837,378	737,378
Unassigned surplus (deficit):		
Balance at beginning of year	**(136,246)**	(137,664)
Net income	**137,192**	62,015
Change in net unrealized capital gains or losses	**(9,697)**	(3,369)
Change in nonadmitted assets	**42,134**	(35,555)
Change in liability for reinsurance in unauthorized companies	**(5,474)**	1,081
Change in asset valuation reserve	**1,136**	(12,204)
Change in net deferred income tax	**(3,083)**	18,625
Change in accounting principle, net of tax	**-**	42,889
Transfer of prepaid pension assets	**-**	(9,010)
Dividends to stockholder	**-**	(55,000)
Prior period adjustments	**-**	(8,054)
Balance at end of year	**25,962**	(136,246)
Total capital and surplus	**$1,031,252**	$769,044

See accompanying notes - statutory basis.

SLD - 8

Security Life of Denver Insurance Company

Statements of Cash Flows-Statutory Basis

	Year ended December 31,	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	**$ 2,078,429**	$ 3,128,990
Net investment income received	**1,018,160**	839,970
Commission and expense allowances received		
on reinsurance ceded	**5,200**	1,609
Benefits paid	**(1,920,378)**	(2,964,915)
Net transfers to separate accounts	**(770,703)**	(194,532)
Insurance expenses paid	**(400,601)**	(396,152)
Dividends paid to policyholders	**(2,758)**	(1,642)
Federal income taxes paid	**(48,565)**	(73,403)
Other revenues in excess of other (expenses)	**21,010**	(251,626)
Net cash (used in) provided by operations	**(20,206)**	88,299
Investments		
Proceeds from sales, maturities, or repayments		
of investments:		
Bonds	**9,417,153**	4,789,576
Preferred stocks	**1,393**	1,489
Common stocks	**21,850**	27,098
Mortgage loans	**452,644**	195,474
Other invested assets	**29,086**	13,794
Net gain/loss on cash & short term investment	**56**	14
Miscellaneous proceeds	**-**	178,987
Net tax on capital gains	**-**	2,083
Net proceeds from sales, maturities, or		
repayments of investments	**9,922,182**	5,208,515
Cost of investments acquired:		
Bonds	**10,434,664**	7,853,690
Preferred stocks	**1,088**	10,473
Common stocks	**36,406**	50,940
Mortgage loans	**795,589**	727,353
Real estate	**-**	145
Other invested assets	**10,853**	23,759
Miscellaneous applications	**188,187**	126,856
Total cost of investments acquired	**11,466,787**	8,793,216
Net increase in policy loans	**(50,306)**	131,198
Net cash used in investment activities	**(1,494,299)**	(3,715,899)

Security Life of Denver Insurance Company

Statements of Cash Flows-Statutory Basis (continued)

	Year ended December 31,	
	2002	**2001**
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**$ 91,733**	$117,844
Borrowed money	**(142,383)**	161,963
Net deposits on deposit-type contract funds	**1,770,838**	3,545,292
Other sources	**(483,025)**	114,595
Dividends to stockholder's	**-**	(55,000)
Net cash provided by financing and miscellaneous activities	**1,237,163**	3,884,694
Net increase (decrease) in cash and short-term investments	**(277,342)**	257,094
Cash and short-term investments:		
Beginning of year	**567,422**	310,328
End of year	**$290,080**	$567,422

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies

Security Life of Denver Insurance Company (the Company) is domiciled in Colorado and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company focuses on three markets, the advanced market, reinsurance to other insurers and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York and Puerto Rico), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

The Company merged with First Columbine Life Insurance Company ("First Columbine"), an affiliate, on December 31, 2002. The transaction was approved by Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance) and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of First Columbine. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income, and other surplus adjustments for the twelve months ended December 31, 2002 were $2,784,460,000, $116,057,000 and $107,979,000, respectively for the Company and $249,673,000, $21,137,000, and $17,035,000, respectively for First Columbine.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by a NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policies***:** Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Surplus Notes***:** Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis.   Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP-basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

At December 31, 2002 and 2001, the Company had loaned securities (which are reflected as invested assets on the Balance Sheet) with a market value of approximately $28,903,000 and $83,278,000, respectively.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2% to 11.25%.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

> For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

> For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

> For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $221,010,946,000 at December 31, 2002. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $401,233,000 at December 31, 2002. The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP 54, Individual and Group Accident and Health Contracts.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Real Estate and Electronic Data Processing Equipment

Electronic data processing equipment are carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and .5% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $2,564,000 and $2,952,000 were incurred in 2002 and 2001, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31, 2002	January 1 2002
	(In Thousands)	
Deferred federal income taxes	$188,721	$204,032
Agents' debit balances	4,232	2,541
Furniture and equipment	2,217	2,592
Deferred and uncollected premium	2,801	2,795
Non-operating software asset in progress	14,187	10,924
Disallowed Interest Maintenance Reserves	-	31,662
Other	5,372	5,118
Total nonadmitted assets	$217,530	$259,664

SLD - 21

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. The change in unrealized capital gains and losses is reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $6,638,185,000 and repaid $6,638,185,000 in 2002 borrowed $7,344,648,000 and repaid $7,190,001,000 during, 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $1,161,000 and $2,133,000, during 2002 and 2001, respectively.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Separate Accounts (continued)

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying financial statements.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Colorado. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Colorado Insurance Laws. The *NAIC Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Colorado. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes and Corrections of Errors

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Colorado. Effective January 1, 2001, the State of Colorado required that insurance companies domiciled in the State of Colorado prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Colorado insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $42,889,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $51,588,000 related to deferred tax assets, $4,815,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability and $686,000 related to due and deferred premiums. Offsetting this increase is a reduction of approximately $12,900,000 and $1,300,000 related to the Supplemental Employee Retirement Plan and compensated absences liabilities, respectively.

During 2001 the Company discovered an error in the reporting of surplus note interest expense. The prior year's total assets, surplus and net income were overstated by $5,301,000. An additional error was noted in the prior year's federal income tax recoverable, overstating total assets and surplus by $2,753,000. A prior period adjustment of $8,054,000 was recorded through unassigned deficit in 2001 for these items.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$546,121	$8,966	$195	$554,892
States, municipalities, and political subdivisions	19,823	293	-	20,116
Foreign government	623,583	35,806	14,017	645,372
Public utilities securities	526,221	22,868	4,875	544,214
Corporate securities	4,920,736	251,230	65,077	5,106,889
Mortgage-backed securities	3,792,945	137,393	68,814	3,861,524
Other structured securities	1,006,646	21,589	62,746	965,489
Total fixed maturities	11,436,075	478,145	215,724	11,698,496
Preferred stocks	18,954	302	1,918	17,338
Common stocks	71,856	584	13	72,427
Total equity securities	90,810	886	1,931	89,765
Total	$11,526,885	$479,031	$217,655	$11,788,261

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$92,854	$1,079	$1,122	$92,811
States, municipalities, and political subdivisions	5,526	72	-	5,598
Foreign government	458,896	13,963	26,606	446,253
Public utilities securities	265,525	6,238	8,131	263,632
Corporate securities	5,179,205	146,585	78,689	5,247,101
Mortgage-backed securities	3,209,161	85,540	50,874	3,243,827
Other structured securities	1,442,756	31,528	66,743	1,407,541
Total fixed maturities	10,653,923	285,005	232,165	10,706,763
Preferred stocks	22,094	293	3,231	19,156
Common stocks	37,294	1,240	451	38,083
Total equity securities	59,388	1,533	3,682	57,239
Total	$10,713,311	$286,538	$235,847	$10,764,002

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 289,616	$ 291,243
Due after 1 year through 5 years	2,684,607	2,801,080
Due after 5 years through 10 years	2,262,452	2,330,681
Due after 10 years	1,399,809	1,448,479
	$ 6,636,484	$ 6,871,483
Mortgage-backed securities	3,792,945	3,861,524
Other structured securities	1,006,646	965,489
Total	$ 11,436,075	$ 11,698,496

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $19,054,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(In Thousands)	
Amortized cost	$11,436,075	$10,653,923
Less nonadmitted bonds	21,510	286
Carrying value	$11,414,565	$10,653,637

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $3,897,661,000 and $1,516,897,000 in 2002 and 2001, respectively. Gross gains of $96,957,000 and $37,511,000 and gross losses of $91,702,000 and $50,320,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Income:		
Bonds	**$753,050**	$677,995
Mortgage loans	**170,803**	159,194
Policy loans	**72,183**	77,114
Company-occupied property	**4,950**	2,416
Derivative Instruments	**(109,067)**	(28,285)
Other	**17,299**	16,753
Total investment income	**909,218**	905,187
Investment expenses	**(50,763)**	(57,417)
Net investment income	**$858,455**	$847,770

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	2002	**2001**
	(In Thousands)	
Investment purchase commitments	**$218,743**	$224,197

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $161,645,000 and $0, at December 31, 2002 and 2001, respectively. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $160,784,000 at December 31, 2002. The securities have a weighted average coupon of 5.9% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterpary risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of 1.39%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money is $7,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $8,071,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 2.5%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 74.9% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages as of December 31, 2002 is $251,000.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001 (in thousands):

December 31, 2002	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
Interest rate contracts:			
Swaps	$10,995,346	$15,626	$(272,911)
Caps owned	672,372	7,313	1,920
Total derivatives	$11,667,718	$22,939	$(270,991)

December 31, 2001	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$5,471,895	$(64)	$58,265
Swaps-affiliates	3,718,026	(1)	16,268
Total swaps	9,189,921	(65)	74,533
Caps owned	1,251,654	6,704	3,454
Floors owned	189,077	327	2,661
Options owned	186,300	1,177	3,268
Currency Contracts:			
Foreign currency affiliates	32,854	-	(16,268)
Total derivatives	$10,849,806	$8,143	$67,648

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $679,704,000 and $791,750,000 and an aggregate market value of $633,205,000 and $761,729,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 6.0% of the Company's investments in bonds and 3.8% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $208,820,000 and $535,664,000 with an aggregate NAIC market value of $209,386,000 and $516,616,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 1.8% of the Company's investment in bonds and 1.2% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (16.6%) and Florida (8.7%). The remaining commercial mortgages relate to properties located in 42 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $59,027,000.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

| | December 31, 2002 | |
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$4,035,938	39.9%
At book value less surrender charge	34,035	0.4
Subtotal	4,069,973	40.3
Subject to discretionary withdrawal		
(without adjustment) at book value with		
minimal or no charge or adjustment	266,917	2.6
Not subject to discretionary withdrawal	5,774,312	57.1
Total annuity reserves and deposit fund liabilities-		
Before reinsurance	10,111,202	100.0%
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$10,111,202	

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

7. Annuity Reserves (continued)

| | December 31, 2001 | |
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$6,372,196	56.7%
At book value less surrender charge	63,141	0.6%
Subtotal	6,435,337	57.3%
Subject to discretionary withdrawal		
(without adjustment) at book value with		
minimal or no charge or adjustment	230,754	2.1%
Not subject to discretionary withdrawal	4,584,361	40.6%
Total annuity reserves and deposit fund liabilities-		
Before reinsurance	11,250,452	100.0%
Less reinsurance ceded	2,622,390	
Net annuity reserves and deposit fund liabilities	$8,628,062	

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Effective December 31, 2001, the qualified plan of the Company, along with certain other US subsidiaries of ING America, were merged into one plan, which will be recognized in ING America's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan (SERP).

The Company also provides certain health care and life insurance benefits for retired employees.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$14,880**	$50,981	**$5,742**	$6,370
Service cost	**26**	3,253	**445**	261
Interest cost	**1,098**	4,135	**451**	497
Contribution by plan participants	**-**	-	**265**	109
Actuarial (loss) gain	**(3,880)**	5,024	**844**	(1,267)
Benefits paid	**(691)**	(2,552)	**(597)**	(475)
Plan amendments	**-**	(639)	**(1,492)**	-
Business combinations, divestitures, curtailments, settlements and special termination benefits	**-**	(45,322)	**-**	247
Benefit obligation at end of year	**$11,433**	$14,880	**$5,658**	$5,742

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ 47,098	$ -	$ -
Actual return on plan assets	-	(2,656)	-	-
Employer contribution	691	513	332	366
Plan participants' contributions	-	-	265	109
Benefits paid	(691)	(2,552)	(597)	-
Business combinations, divestitures and settlements	-	(42,403)	-	(475)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -
Funded status				
Unamortized prior service credit	$ 438	$ 474	$ 2,093	$ 118
Unrecognized net loss (net gain)	2,872	(1,007)	963	1,957
Remaining net obligation at initial date of application	(11,603)	(12,248)	-	(490)
Accrued liabilities	(3,140)	(2,099)	(8,714)	(7,327)
Net liability recorded	$(11,433)	$(14,880)	$ (5,658)	$ (5,742)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Components of net periodic benefit cost				
Service cost	$ 25	$ 3,253	$ 445	$ 261
Interest cost	1,098	4,135	451	497
Expected return on plan assets	-	(4,299)	-	-
Amortization of recognized transition obligation or transition asset	645	(477)	490	491
Amount of recognized gains and losses	-	-	(150)	(52)
Amount of prior service cost recognized	(36)	-	484	5
Amount of gain or loss recognized due to a settlement or curtailment	-	-	-	246
Total net periodic benefit cost	$ 1,732	$ 2,612	$ 1,720	$ 1,448

In addition, the Company has pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2002 and 2001 in the amount of $219,000 and $260,000, and $2,956,000 and $2,086,000, respectively.

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

Assumptions used in determining the accounting for the SERP and other post-retirement benefit plans as of December 31, 2002 and 2001 were as follows:

	December 31,	
	2002	**2001**
Weighted-average discount rate	**6.75%**	7.50%
Rate of increase in compensation level	**3.75%**	4.50%
Expected long-term rate of return on assets	**9.00%**	9.25%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $153,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $136,000.

401(k) Plan

The Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $11,000 for 2002 and $10,500 for 2001. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were, $1,807,000 and $1,362,000 for 2002 and 2001, respectively.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $213,479,000 and $239,490,000, respectively. In addition, $750,860,000 in deposit type contracts was received in 2002. No deposit type contracts were received in 2001.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 234,907	$ 299,309
Transfers from separate accounts	(174,584)	(70,220)
Net transfers to separate accounts	60,323	229,089
Reconciling adjustments:		
Miscellaneous transfers	502	(128)
Transfers as reported in the Statement of Operations	$ 60,825	$ 228,961

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

9. Separate Accounts (continued)

	Nonindexed Guarantee Less than/equal to 4%	Non-guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2002			
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 699,743	$ 699,743
Amortized costs	750,860	-	750,860
Total reserves	$750,860	$ 699,743	$1,450,603
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal	$ -	$ -	$ -
With MV adjustment	-	-	-
At book value without MV	-	363,187	363,187
At market value	-	-	-
At book value without MV adjustment and with current surrender charge less than 5%	-	336,195	336,195
Subtotal	-	699,382	699,382
Not subject to discretionary withdrawal	750,860	361	751,221
Total separate account aggregate reserves	$ 750,860	$ 699,743	$1,450,603

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

9. Separate Accounts (continued)

	Nonindexed Guarantee Less than/equal to 4%	Non-guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2001			
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 843,197	$ 843,197
Amortized costs	-	-	-
Total reserves	$ -	$ 843,197	$843,197
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal	$ -	$ -	$ -
With MV adjustment	-	-	-
At book value without MV	-	373,944	373,944
At market value	-	-	-
At book value without MV adjustment and with current surrender charge less than 5%	-	469,223	469,223
Subtotal	-	843,167	843,167
Not subject to discretionary withdrawal	-	30	30
Total separate account aggregate reserves	$ -	$ 843,197	$ 843,197

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $895,515,000 and $713,221,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2002	2001
	(In Thousands)	
Premiums	**$392,723**	$1,036,485
Benefits paid or provided	**$216,044**	$240,909
Policy and contract liabilities at year end	**$2,623,310**	$3,179,438

During 2002 and 2001, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

11. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING AIH, and other US affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Significant components of current income taxes incurred as of December 31 were as follows:

	2002	2001
	(In Thousands)	
Federal taxes on operations	$ 88,773	$ 79,572
Federal tax on capital gains	11,366	(2,083)
Total current taxes incurred	**$100,139**	$ 77,489

The main components of deferred tax assets and deferred tax liabilities as of December 31 were as follows:

Deferred tax assets resulting from book/tax differences in:

	2002	2001
	(In Thousands)	
Deferred acquisition costs	**$ 100,924**	$120,704
Insurance reserves	**37,406**	65,573
Investments	**58,691**	38,518
Compensation	**18,045**	25,881
Due & deferred premium	**11,964**	-
Nonadmitted assets	**9,284**	8,284
Unrealized loss on investments	**6,607**	372
Litigation accruals	**6,330**	6,565
Depreciable assets	**5,861**	253
Other	**4,423**	8,072
Total deferred tax assets	**259,535**	274,222
Deferred tax assets nonadmitted	**(188,721)**	(204,032)
Admitted deferred tax assets	**$ 70,814**	$ 70,190

SLD - 42

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

11. Federal Income Taxes (continued)

Deferred tax liabilities resulting from book/tax differences in:

	2002	2001
	(In Thousands)	
Investments	$ 10,959	$ 1,937
Due & deferred premium	-	23,447
Other	3,597	776
Total deferred tax liabilities	14,556	26,160
Net admitted deferred tax asset	$ 56,258	$ 44,030

The change in net deferred income taxes is comprised of the following:

	December 31,		
	2002	2001	Change
	(In Thousands)		
Total deferred tax assets	$ 259,535	$ 274,222	$ (14,687)
Total deferred tax liabilities	14,556	26,160	(11,604)
Net deferred tax asset	$ 244,979	$ 248,062	(3,083)
Tax effect of items in surplus:			
Nonadmitted assets			(273)
Unrealized gains (losses)			(6,235)
Change in net deferred income tax			$ (9,591)

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

11. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(In Thousands)
Ordinary income	$269,356
Capital gains (losses)	(13,197)
Total pre-tax book income	$256,160
Provision computed at statutory rate	$ 89,656
Refinement of deferred tax balances	17,950
Interest maintenance reserve	4,695
Other	(2,571)
Total	$109,730
Federal income taxes incurred	$100,139
Change in net deferred income taxes	9,591
Total statutory income taxes	$109,730

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $105,648,772 and $57,904,074 from 2002 and 2001, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $57,059,000 and $80,024,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

11. Federal Income Taxes (continued)

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $60,490,378 at December 31, 2002. However, if such taxes were assessed, the amount of the taxes payable would be $21,171,632. No deferred tax liabilities are recognized related to the PSA.

12. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2002, Midwestern United Life Insurance Company (Midwestern United). The Company also has three wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation, Tailored Investments Notes Trust, and ING America Equities, Inc.

ING America Equities, Inc. is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. ING America Equities, Inc. does not hold customer funds or securities.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

12. Investment in and Advances to Subsidiaries (continued)

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock (cost–$40,756 in 2002 and $61,318 in 2001)	**$73,186**	$84,348

Summarized financial information for these subsidiaries is as follows:

	2002	**2001**
	(In Thousands)	
Revenues	**$69,254**	$96,208
Income before net realized gains on investments	**18,896**	6,833
Net income (loss)	**13,640**	(2,031)
Admitted assets	**255,957**	293,080
Liabilities	**182,771**	208,732

Midwestern United paid a common stock dividend to the Company of $1,159,000 in 2002 and $1,210,000 in 2001.

13. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Colorado Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000, which represent the cumulative cash draws on two $100,000,000 commitments issued by ING AIH through December 31, 2002, less principal payments. In 2001, the surplus notes were assigned by the issuer to an affiliated holding Company, Lion Connecticut Holding, Inc., and were amended and restated. The amended and restated surplus notes have the following repayment conditions.

13. Capital and Surplus (continued)

These subordinated notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4% adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 (Repayment Period). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. In the event that the Commissioner of Insurance of the State of Colorado does not grant approval for repayment, then any unpaid annual installment shall be considered unpaid principal plus accrued interest for purposes of calculating subsequent annual installments. Repayment of principal and payment of interest shall be subordinated to the prior payment of, or provision for, all liabilities of the Company, but shall rank superior to the claim, interest and equity of the shares of shareholders of the Company. Such subordination shall be equally applicable in the case of any merger, consolidations, liquidation, rehabilitations, reorganization, dissolution, sale or other disposal of all, or substantially all, of the Company's assets, including the assumption, whether by reinsurance or otherwise, of the major portion of the Company's in force business pursuant to the reinsurance agreement or agreements approved by the Commissioner of Insurance of the State of Colorado

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. In July 2001, the Company made payments of $19,227,000 and $6,614,000 for principal and interest, respectively, after receiving approval from the Commissioner of Insurance of the State of Colorado. There were no principal or interest payments in 2002.

14. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

14. Fair Values of Financial Instruments (continued)

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$11,414,565	$11,698,496	$10,653,637	$10,706,764
Preferred stocks	18,915	17,338	18,863	19,156
Unaffiliated common stocks	72,427	72,427	38,083	38,083
Mortgage loans	2,776,223	3,012,179	2,434,031	2,516,707
Policy loans	1,073,803	1,073,804	1,124,108	1,124,108
Residual collateralized mortgage obligations	-	-	4,737	4,737
Derivative securities	22,939	(270,991)	8,143	67,952
Short-term investments	234,588	234,588	470,784	470,784
Cash	55,492	55,492	96,637	96,637
Investment in surplus notes	35,000	51,784	35,000	35,000
Indebtedness from related parties	8,420	8,420	23,933	23,933
Separate account assets	1,526,548	1,526,548	903,086	903,086
Receivable for securities	45,764	45,764	6,398	6,398

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

14. Fair Values of Financial Instruments (continued)

	December 31			
	2002		**2001**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Liabilities:				
Individual and group annuities	**2,612,948**	**2,596,131**	1,471,714	1,519,212
Deposit type contracts	**6,710,709**	**6,705,823**	6,076,576	6,016,038
Policyholder funds	**7,302**	**7,302**	56,820	56,820
Policyholder dividends	**-**	**-**	10,033	10,033
Indebtedness to related parties	**1,802**	**1,802**	17,856	17,856
Separate account liabilities	**1,512,075**	**1,512,075**	903,086	903,086
Payable for securities	**2,522**	**2,522**	175,048	175,048

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $11,605,230,000 and $7,461,342,000, respectively.

14. Fair Values of Financial Instruments (continued)

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.   All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balance. Fair values are calculated using discounted cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 5% and 25% over the total portfolio.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair value in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $233,300,000 and $709,000,000 in 2002 and 2001, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2002 contracts.   Such assets had a value of $1,008,456,091 and $1,077,456,000 at December 31, 2002 and 2001, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

14. Fair Values of Financial Instruments (continued)

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company guarantees certain contractual policy claims of its subsidiary, Midwestern United Life Company. In the unlikely event that Midwestern United Life Company were unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations, but any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB").As a member of FHLB, the Company has issued non-putable funding agreements with FHLB. Assets with a book value of $1,611,858,000 collateralize these agreements. The reserves on these agreements were $1,410,725,000 at December 31, 2002.

Leases and Other Commitments

The Company leases office space under various non-cancelable operating lease agreements that expire through July 2017. During the years ended December 31, 2002 and 2001, rent expense totaled $1,082,000 and $3,118,000 respectively. At December 31, 2002, the minimum aggregate rental commitments are: 2003 - $692,000; 2004 - $487,000; 2005 - $337,000; 2006 - $173,000; 2007 - $90,000.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

15. Commitments and Contingencies (continued)

Leases and Other Commitments (continued)

Certain rental commitments have renewal options extending through the year 2007 subject to adjustments in the future periods. The Company is not involved in any material sale-leaseback transactions.

16. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $125,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $71,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

  The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $25,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

17. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $28,414,000 and $20,992,000 for the year ended December 31, 2002 and 2001, respectfully.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

17. Related Party Transactions (continued)

Affiliates (continued)

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $40,264,000 and $42,070,000 for the year ended December 31, 2002 and 2001, respectfully.

Reciprocal Loan Agreement: The Company has entered into a reciprocal loan agreement with ING America to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires April 1, 2011, the Company and ING America can borrow up to $377,500,000 from one another. Interest on any of the Company's borrowing is charged at the rate of ING America cost of funds for the interest period plus 0.15%. Interest on any ING America borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $900,000 and interest income of $3,721,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to ING America and $66,700,000 receivable from ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisers, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC. ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $2,305,000 as of December 31, 2002 and 2001 and has recorded a liability. The Company has also recorded an asset of $3,035,000 and $3,805,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

19. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements - Statutory Basis
Years ended December 31, 2003 and 2002

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company ("the Company" and an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003 and 2002, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2003 and 2002 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

/s/ Ernst & Young

March 22, 2004

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2003	**2002**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 11,999,561	$ 11,414,565
Preferred stocks	12,418	18,915
Common stocks	77,957	72,427
Subsidiaries	76,187	73,186
Mortgage loans	2,856,476	2,776,223
Real estate, less accumulated depreciation (2003-$13,109; 2002-$12,553)	31,971	32,612
Contract loans	1,092,751	1,073,803
Other invested assets	128,678	149,642
Cash and short-term investments	408,212	290,080
Total cash and invested assets	16,684,211	15,901,453
Deferred and uncollected premiums, less loading (2003- $2,052; 2002- $1,926)	193,102	130,982
Accrued investment income	226,236	241,378
Reinsurance balances recoverable	(4,022)	67,177
Data processing equipment, less accumulated depreciation (2003-$3,838; 2002-$1,817)	31	75
Indebtedness from related parties	14	8,420
Federal income tax recoverable, (including $66,660 and $56,985 net deferred tax assets at December 31, 2003 and 2002, respectively)	66,660	57,059
Separate account assets	1,730,272	1,526,548
Other assets	13,407	12,825
Total admitted assets	$ 18,909,911	$ 17,945,917

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2003	**2002**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 7,603,507	$ 8,022,919
Accident and health reserves	8	15
Deposit type contracts	7,330,821	6,710,709
Policyholders' funds	6,493	7,302
Dividends payable	3,981	3,871
Unpaid claims	145,231	191,423
Total policy and contract liabilities	15,090,041	14,936,239
Interest maintenance reserve	19,517	2,444
Accounts payable and accrued expenses	126,551	126,479
Reinsurance balances due	515,895	43,312
Indebtedness to related parties	40,051	1,802
Contingency reserve	16,955	18,087
Asset valuation reserve	95,649	74,863
Borrowed money, net	268,245	168,884
Other liabilities	126,027	30,480
Separate account liabilities	1,711,770	1,512,075
Total liabilities	18,010,701	16,914,665
Capital and surplus:		
Common stock: $20,000 par value; authorized 149 shares;		
issued and outstanding 144 shares	2,880	2,880
Surplus notes	165,032	165,032
Paid-in and contributed surplus	837,378	837,378
Unassigned (deficit) surplus	(106,080)	25,962
Total capital and surplus	899,210	1,031,252
Total liabilities and capital and surplus	$ 18,909,911	$ 17,945,917

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations - Statutory Basis

	Year ended December 31	
	2003	**2002**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,182,093	$ 2,063,758
Policy proceeds and dividends left on deposit	51	31
Net investment income	707,739	858,455
Amortization of interest maintenance reserve	(16,687)	(13,414)
Commissions, expense allowances and reserve adjustments		
on reinsurance ceded	260,286	53,339
Other income	84,275	71,964
Total premiums and other revenues	2,217,757	3,034,133
Benefits paid or provided:		
Death benefits	503,663	402,381
Annuity benefits	13,450	12,001
Surrender benefits	1,312,580	1,276,798
Interest on policy or contract funds	233,660	296,017
Other benefits	26	(1,896)
Change in life, annuity, and accident and health reserves	(419,362)	290,893
Net transfers to separate accounts	49,745	60,825
Total benefits paid or provided	1,693,762	2,337,019
Insurance expenses:		
Commissions	357,779	307,117
General expenses	133,682	98,192
Insurance taxes, licenses and fees, excluding federal income taxes	21,451	18,890
Miscellaneous deductions	2,373	995
Total insurance expenses	515,285	425,194
Gain from operations before policyholder dividends,		
federal income taxes and net realized capital losses	8,710	271,920
Dividends to policyholders	2,766	2,564
Gain from operations before federal income taxes and		
net realized capital losses	5,944	269,356
Federal income taxes	103,127	88,773
(Loss) gain from operations before net realized capital losses	(97,183)	180,583
Net realized capital losses net of income taxes 2003 - $(14,400) and		
2002 - $(11,366); and excluding net transfers to the interest maintenance		
reserve 2003- $(387) and 2002- $(20,691)	(45,280)	(43,391)
Net (loss) income	$ (142,463)	$ 137,192

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus-Statutory Basis

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,880	$ 2,880
Surplus note:		
Balance at beginning and end of year	165,032	165,032
Paid-in and contributed surplus:		
Balance at beginning of year	837,378	737,378
Capital contributions	-	100,000
Balance at end of year	837,378	837,378
Unassigned (deficit) surplus:		
Balance at beginning of year	25,962	(136,246)
Net income	(142,463)	137,192
Change in net unrealized capital gains or losses	12,014	(5,149)
Change in nonadmitted assets	(43,372)	42,134
Change in liability for reinsurance in unauthorized companies	1,999	(5,474)
Change in asset valuation reserve	(20,786)	1,136
Change in net deferred income tax	57,094	(7,631)
Dividends to stockholder	(136,055)	-
Deferral of gain on reinsurance transaction	139,527	-
Balance at end of year	(106,080)	25,962
Total capital and surplus	$ 899,210	$ 1,031,252

The accompanying notes are an integral part of these financial statements.

SLD - 7

SECURITY LIFE OF DENVER INSURANCE COMPANY

Statements of Cash Flows-Statutory Basis

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,329,758	$ 2,078,398
Net investment income received	915,235	1,018,160
Commission, expenses paid and other miscellaneous expenses	(475,494)	(393,052)
Benefits paid	(1,430,859)	(1,920,378)
Net transfers from (to) separate accounts	31,408	(770,703)
Dividends paid to policyholders	(2,656)	(2,758)
Federal income taxes paid	(105,554)	(48,565)
Other revenues	420,220	18,692
Net cash provided by (used in) operations	682,058	(20,206)
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	9,537,940	9,417,153
Stocks	10,286	23,243
Mortgage loans	523,538	452,644
Real estate	1,375	-
Other invested assets	9,622	29,086
Net gain on cash and short term investments	9,607	56
Miscellaneous proceeds	61,278	-
Net proceeds from sales, maturities, or repayments of investments	10,153,646	9,922,182
Cost of investments acquired:		
Bonds	10,348,589	10,434,664
Stocks	3,954	37,494
Mortgage loans	604,826	795,589
Real estate	-	-
Other invested assets	13,237	10,853
Miscellaneous applications	-	188,187
Total cost of investments acquired	10,970,606	11,466,787
Net change in contract loans	(18,948)	50,306
Net cash used in investment activities	(835,908)	(1,494,299)
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	10,620	91,733
Borrowed money received (repaid)	99,364	(142,383)
Net deposits on deposit-type contract funds	47,934	1,770,838
Dividends to stockholders	(136,055)	-
Other sources (uses)	250,119	(483,025)
Net cash provided by financing and miscellaneous activities	271,982	1,237,163
Net change in cash and short-term investments	118,132	(277,342)
Cash and short-term investments		
Beginning of year	290,080	567,422
End of year	$ 408,212	$ 290,080

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned subsidiary of Lion Connecticut Holdings Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company focuses on three markets: the advanced market, reinsurance to other insurers, and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York and Puerto Rico), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

The Company merged with First Columbine Life Insurance Company ("First Columbine"), an affiliate, on December 31, 2002. The transaction was approved by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance") and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of First Columbine. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income, and other surplus adjustments for the twelve months ended December 31, 2002 were $2,784,460,000, $116,057,000 and $107,979,000, respectively, for the Company and $249,673,000, $21,137,000, and $17,035,000, respectively, for First Columbine.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

SSAP 31 applies to derivative transactions prior to January 1, 2003. The Company also follows the newly adopted hedge accounting guidance in SSAP 86 for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994, as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the specific identification method.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less. Short-term investments are carried at amortized cost, which approximates market value.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 11.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight-line basis over the estimated useful life of the asset.

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 0.8% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Deferred federal income taxes	$ 231,293	$ 188,721
Agents' debit balances	3,335	4,232
Furniture and equipment	1,555	2,217
Deferred and uncollected premium	872	2,801
Non-operating software asset in progress	11,582	14,187
Other	12,265	5,372
Total nonadmitted assets	$ 260,902	$ 217,530

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2003. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2003.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

Separate Accounts

More than half of the separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying financial statements.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2003 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Colorado. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2003 and 2002, the Company had no such permitted accounting practices.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2003:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 57,644	$ 4,974	$ 171	$ 62,447
States, municipalities, and political subdivisions	4,334	173	-	4,507
Foreign government	216,521	25,015	1,302	240,234
Public utilities securities	1,002,225	57,149	3,739	1,055,635
Corporate securities	5,865,468	311,413	30,691	6,146,190
Mortgage-backed securities	3,848,729	65,627	60,488	3,853,868
Commercial mortgage-backed securities	199,516	9,520	2,711	206,325
Other asset-backed securities	813,888	7,433	39,932	781,389
Total fixed maturities	12,008,325	481,304	139,034	12,350,595
Preferred stocks	12,467	-	2,832	9,635
Common stocks	74,981	2,988	12	77,957
Total equity securities	87,448	2,988	2,844	87,592
Total	$ 12,095,773	$ 484,292	$ 141,878	$ 12,438,187
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 546,121	$ 8,966	$ 195	$ 554,892
States, municipalities, and political subdivisions	19,823	293	-	20,116
Foreign government	623,583	35,806	14,017	645,372
Public utilities securities	526,221	22,868	4,875	544,214
Corporate securities	4,920,736	251,230	65,077	5,106,889
Mortgage-backed securities	3,792,945	137,393	68,814	3,861,524
Commercial mortgage-backed securities	142,215	11,515	2,837	150,893
Other asset-backed securities	864,431	10,074	59,909	814,596
Total fixed maturities	11,436,075	478,145	215,724	11,698,496
Preferred stocks	18,954	302	1,918	17,338
Common stocks	71,856	584	13	72,427
Total equity securities	90,810	886	1,931	89,765
Total	$ 11,526,885	$ 479,031	$ 217,655	$ 11,788,261

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2003	**2002**
	(In Thousands)	
Amortized cost	$ 12,008,325	$ 11,436,075
Less: nonadmitted bonds	(8,764)	(21,510)
Carrying value	$ 11,999,561	$ 11,414,565

As of December 31, 2003, the aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	**More than 6 months and less than 12 months below cost**	**More than 12 months below cost**	**Total**
		(In Thousands)		
Fair value	$ 1,298,604	$ 1,016,714	$ 466,032	$ 2,781,350
Unrealized loss	16,475	46,060	76,500	139,035

Of the unrealized losses more than 6 months and less than 12 months in duration of $46,060,000 there were $10,390,000 in unrealized losses that were primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining unrealized losses of $35,670,000 as of December 31, 2003 included the following significant items:

$28,305,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $497,256,000.

$2,759,000 of unrealized losses related to the energy/utility industry, for which the fair value was $100,270,000. During 2003, the energy sector recovered due to a gradually improving economic picture. Current analysis indicates the debt will be serviced in accordance with the contractual terms.

$2,482,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $873,000 for which the fair value was $50,047,000. Credit exposures are well diversified in these markets including banking, beverage, healthcare, and sovereign companies.

$1,306,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $31,220,000. During 2003, the sector recovered somewhat due to a gradually improving economy. Credit exposure is primarily focused in what Company management believes to be the largest and most financially secure companies in the sector.

The remaining unrealized losses totaling $818,000 relate to a fair value of $6,638,000.

Of the unrealized losses more than 12 months in duration of $76,500,000, there were $3,017,000 in unrealized losses that were primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining unrealized losses of $73,483,000 as of December 31, 2003 included the following significant items:

$63,195,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $242,380,000.

$4,633,000 of unrealized losses related to the airline industry, for which the fair value was $35,286,000. During 2003, the airline industry continued to suffer from decreased passenger volumes offset by a gradually improving economy. The majority of the airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC"). Current analysis indicates the specific collateral backing EETC investments is predominantly represented by newer models that are expected to be retained as individual airlines reduce their fleets.

$1,823,000 of unrealized losses related to the energy/utility industry, for which the fair value was $20,862,000. During 2003, the energy sector recovered due to a gradually improving economic picture. Current analysis indicates the debt will be serviced in accordance with the contractual terms.

$2,444,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $1,700,000 for which the fair value was $35,813,000. Credit exposures are well diversified in these markets, including banking and other asset-backed securities.

$1,143,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $39,531,000. During 2003, the sector recovered somewhat due to a gradually improving economy. Credit exposure is primarily focused in what Company management believes to be the largest and most financially secure companies in the sector.

The remaining unrealized losses totaling $245,000 relate to a fair value of $1,394,000.

The amortized cost and fair value of investments in bonds at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
December 31, 2003		
Maturity:		
Due in 1 year or less	$ 418,595	$ 425,646
Due after 1 year through 5 years	2,811,537	2,968,703
Due after 5 years through 10 years	2,349,746	2,468,666
Due after 10 years	1,566,314	1,645,998
	7,146,192	7,509,013
Mortgage-backed securities	3,848,729	3,853,868
Commercial mortgage-backed securities	199,516	206,325
Other structured securities	813,888	781,389
Total	$ 12,008,325	$ 12,350,595

At December 31, 2003, investments in certificates of deposit and bonds, with an admitted asset value of $23,849,000, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company had loaned securities, which are reflected as invested assets on the balance sheets with a market value of approximately $22,867,000 and $28,903,000, at December 31, 2003 and 2002, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $4,985,299,000 and $5,990,714,000 in 2003 and 2002, respectively. Gross gains of $84,185,000 and $139,524,000 and gross losses of $29,923,000 and $114,222,000 during 2003 and 2002, respectively, were realized on those sales. A portion of the gains and losses realized in 2003 and 2002 has been deferred to future periods in the IMR.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

Bonds	Number of Transactions		Book Value		Cost of Securities Repurchased		Gain
NAIC 3	19	$	14,652,948	$	15,738,289	$	177,741
NAIC 4	5		3,726,012		3,250,881		52,369
NAIC 6	3		251,210		266,502		-

Major categories of net investment income are summarized as follows:

	Year ended December 31			
	2003		2002	
	(In Thousands)			
Income:				
Equity securities-unaffiliated	$	8,330	$	4,666
Bonds		674,425		753,050
Mortgage loans		175,395		170,803
Contract loans		71,453		72,183
Real estate		4,661		4,950
Derivative investments		(176,141)		(109,067)
Other		7,080		12,633
Total investment income		765,203		909,218
Investment expenses		(57,464)		(50,763)
Net investment income	$	707,739	$	858,455

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31			
	2003		2002	
	(In Thousands)			
Investment purchase commitments	$	348,720	$	218,743

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $166,089,000 and $161,878,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $164,591,000 and $160,784,000 and fair value of $166,580,000 and $163,139,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, the securities have a weighted average coupon rate of 5.8% and have maturities ranging from December 2018 through December 2033. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2003. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.07%. The agreements mature prior to the end of January 2004. As of December 31, 2003 and 2002, the amount outstanding on these agreements was $15,800,000. The securities underlying these agreements are mortgage-backed securities with a book value of $15,938,000 and $7,276,000 and fair value of $16,098,000 and $7,355,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon of 5.0% and have a maturity of December 2033.

The maximum and minimum lending rates for long-term mortgage loans during 2003 were 7.26% and 2.32%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76.0% on commercial properties. As of December 31, 2003, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages is $57,000, and $251,000 as of December 31, 2003 and 2002, respectively.

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into derivatives such as swaps, caps, floors, and options to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination. Changes in the fair value of effective hedge derivatives are recorded as investment income. Changes in the fair value of ineffective hedge derivatives are recorded as unrealized gains and losses in surplus. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as unrealized gains and losses. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2003 and 2002:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
December 31, 2003					
Swaps	$ 9,977,615	$	5,533	$	(233,030)
Caps owned	525,151		4,498		747
Total derivatives	$ 10,502,766	$	10,031	$	(232,283)
December 31, 2002					
Swaps	$ 10,995,346	$	15,626	$	(272,911)
Caps owned	672,372		7,313		1,920
Total derivatives	$ 11,667,718	$	22,939	$	(270,991)

5. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $773,297,000 and $679,704,000 and an aggregate market value of $800,996,000 and $633,205,000 at December 31, 2003 and 2002, respectively. Those holdings amounted to 6.4% of the Company's investments in bonds and 4.5% of total admitted assets at December 31, 2003. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $252,037,000 and $208,820,000 with an aggregate NAIC market value of $255,766,000 and $209,386,000 at December 31, 2003 and 2002, respectively. The carrying value of these holdings amounted to 2.1% of the Company's investment in bonds and 1.5% of the Company's total admitted assets at December 31, 2003.

At December 31, 2003, the Company's commercial mortgages involved a concentration of properties located in California (17.0%) and Florida (9.5%). The remaining commercial mortgages relate to properties located in 41 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $51,425,000.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

6. Annuity Reserves

At December 31, 2003 and 2002, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent	
	(In Thousands)		
December 31, 2003			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$ 2,954,534	28.7	%
At book value less surrender charge	31,416	0.3	
Subtotal	2,985,950	29.0	
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment	264,407	2.6	
Not subject to discretionary withdrawal	7,039,545	68.4	
Total annuity reserves and deposit fund liabilities			
before reinsurance	10,289,902	100.0	%
Less reinsurance ceded	-		
Net annuity reserves and deposit fund liabilities	$ 10,289,902		
December 31, 2002			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$ 4,035,938	39.9	%
At book value less surrender charge	34,035	0.4	
Subtotal	4,069,973	40.3	
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment	266,917	2.6	
Not subject to discretionary withdrawal	5,774,312	57.1	
Total annuity reserves and deposit fund liabilities			
before reinsurance	10,111,202	100.0	%
Less reinsurance ceded	-		
Net annuity reserves and deposit fund liabilities	$ 10,111,202		

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $426,738,180,000 at December 31, 2003. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $687,716,000 at December 31, 2003. The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with Statement of Statutory Accounting Principles ("SSAP") No. 54, *Individual and Group Accident and Health Contracts*.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

7. Employee Benefit Plans

Pension Plan and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering United States employees.

The Company also provides certain health care and life insurance benefits for retired employees.

A summary of assets, obligations and assumptions of the pension and other postretirement benefits plans are as follows:

	Pension Benefits		Other Benefits	
	2003	**2002**	**2003**	**2002**
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 11,433	$ 14,880	$ 5,658	$ 5,742
Service cost	-	26	430	445
Interest cost	752	1,098	359	451
Contribution by plan participants	-	-	1,442	265
Actuarial (loss) gain	(1,002)	(3,880)	926	844
Benefits paid	(1,024)	(691)	(1,878)	(597)
Plan amendments	-	-	-	(1,492)
Benefit obligation at end of year	$ 10,159	$ 11,433	$ 6,937	$ 5,658
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Actual return on plan assets	-	-	-	-
Employer contribution	1,024	691	436	332
Plan particpants' contributions	-	-	1,442	265
Benefits paid	(1,024)	(691)	(1,878)	(597)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -

	Pension Benefits		Other Benefits	
	2003	**2002**	**2003**	**2002**
	(In Thousands)			
Funded status	$ (10,159)	$ (11,433)	$ (6,937)	$ (5,658)
Unamortizated prior service credit	(402)	(438)	(1,971)	(2,094)
Unrecognized net gain/(loss)	(3,667)	(2,872)	27	(963)
Remaining net obligation	10,959	11,603	-	-
Net amount recorded	$ (3,269)	$ (3,140)	$ (8,881)	$ (8,715)
Components of net periodic benefit cost				
Service cost	$ -	$ 26	$ 430	$ 445
Interest cost	752	1,098	359	451
Amortization of unrecognized transition obligation or transition asset	645	645	-	490
Amount of recognized gains and losses	(208)	-	(64)	(150)
Amount of prior service cost recognized	(36)	(35)	(123)	483
Total net periodic benefit cost	$ 1,153	$ 1,734	$ 602	$ 1,719

In addition, the Company has pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2003 and 2002 in the amount of $59,000 and $219,000 and $3,376,000 and $2,956,000, respectively.

Assumptions used in determining the accounting for the supplemental employees retirement plan and other post-retirement benefit plans as of December 31, 2003 and 2002 were as follows:

	2003		2002	
Weighted-average discount rate	6.25	%	6.75	%
Rate of increase in compensation level	3.75	%	3.75	%
Expected long-term rate of return on assets	8.75	%	9.00	%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 10%, graded to 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2003 by $88,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2003 by $85,000.

401(k) Plan

The ING Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $12,000 for 2003 and $11,000 for 2002. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were $1,893,000 and $1,807,000 for 2003 and 2002, respectively.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2003 and 2002 were $161,513,000 and $213,479,000, respectively. In addition, $0 and $750,860,000 in deposit type contracts were received in 2003 and 2002, respectively.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2003			
Premium, consideration or deposits for the year	$ -	$ 161,513	$ 161,513
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 960,041	$ 960,041
Amortized cost	750,901	-	750,901
Total reserves	$ 750,901	$ 960,041	$ 1,710,942
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to descretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment			
and with current surrender charge of 5% or more	-	449,685	449,685
At market value	-	-	-
At book value without market value adjustment			
and with current surrender charge less than 5%	-	510,356	510,356
Subtotal	-	960,041	960,041
Not subject to discretionary withdrawal	750,901	-	750,901
Total separate account aggregate reserves	$ 750,901	$ 960,041	$ 1,710,942
December 31, 2002			
Premium, consideration or deposits for the year	$ -	$ 213,479	$ 213,479
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 699,743	$ 699,743
Amortized cost	750,860	-	750,860
Total reserves	$ 750,860	$ 699,743	$ 1,450,603
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to descretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment			
and with current surrender charge of 5% or more	-	363,187	363,187
At market value	-	-	-
At book value without market value adjustment			
and with current surrender charge less than 5%	-	336,195	336,195
Subtotal	-	699,382	699,382
Not subject to discretionary withdrawal	750,860	361	751,221
Total separate account aggregate reserves	$ 750,860	$ 699,743	$ 1,450,603

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | December 31 | |
	2003	2002
	(In Thousands)	
Transfers as reported in the Summary of Operations		
of the Separate Accounts Statement:		
Transfers to separate accounts	$ 161,513	$ 234,907
Transfers from separate accounts	(111,768)	(174,584)
Net transfers to separate accounts	49,745	60,323
Reconciling adjustments:		
Miscellaneous transfers	-	502
Transfers as reported in the Statement of Operations	$ 49,745	$ 60,825

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1,008,909,000 and $895,515,000 for the years ended December 31, 2003 and 2002, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | December 31 | |
	2003	2002
	(In Thousands)	
Premiums	$ 1,136,439	$ 392,723
Benefits paid or provided	373,139	216,044
Policy and contract liabilities at year end	2,140,008	2,623,310

During 2003 and 2002, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

10. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING AIH, and other U.S. affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax asset (liability) are as follows:

	December 31			
	2003		2002	
	(In Thousands)			
Total deferred tax assets	$	325,643	$	260,262
Total deferred tax liabilities		(27,691)		(14,556)
Net deferred tax assets		297,952		245,706
Deferred tax asset nonadmitted		(231,293)		(188,721)
Net admitted deferred tax asset	$	66,659	$	56,985
(Increase) decrease in nonadmitted asset	$	(42,572)	$	15,311

Current income taxes incurred consisted of the following major components:

	Year ended December 31			
	2003		2002	
	(In Thousands)			
Federal taxes on operations	$	103,127	$	88,773
Federal taxes on capital gains		14,400		11,366
Total current taxes incurred	$	117,527	$	100,139

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2003	2002
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 128,958	$ 100,924
Insurance reserves	73,157	37,406
Investments	65,107	58,691
Compensation and employee benefits	22,431	18,045
Due and deferred premium	13,343	11,964
Nonadmitted assets	7,659	9,284
Unrealized loss on investments	3,060	6,607
Litigation accruals	5,934	6,330
Depreciable assets	4,737	5,861
Other	1,257	5,150
Total deferred tax assets	325,643	260,262
Deferred tax assets nonadmitted	(231,293)	(188,721)
Admitted deferred tax assets	94,350	71,541
Deferred tax liabilities resulting from book/tax differences in:		
Investments	5,184	10,959
Due and deferred premiums	21,789	-
Other	717	3,597
Total deferred tax liabilities	27,690	14,556
Net admitted deferred tax asset	$ 66,660	$ 56,985

The change in net deferred income taxes is comprised of the following:

	December 31		
	2003	2002	Change
	(In Thousands)		
Total deferred tax assets	$ 325,643	$ 260,262	$ 65,381
Total deferred tax liabilities	27,691	14,556	13,135
Net deferred tax asset	$ 297,952	$ 245,706	52,246
Remove current year change in unrealized gains			4,848
Change in net deferred income tax			57,094
Remove other items in surplus:			
Current year change in non-admitted assets			1,670
Other			(1,346)
Change in deferred taxes for rate reconciliation			$ 57,418

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The provision for federal income taxes expense and change in deferred taxes differs from the amount from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31, 2003
	(In Thousands)
Ordinary income	$ 5,943
Capital losses	(30,493)
Total pre-tax book loss	$ (24,550)
Provision computed at statutory rate	$ (8,592)
Refinement of deferred tax balances	15,221
Interest maintenance reserve	5,840
Dividend received deduction	(1,299)
Amortization of reinsurance gain	48,834
Other	105
Total	$ 60,109
Federal income taxes incurred	$ 117,526
Change in net deferred income taxes	(57,418)
Total statutory income taxes	$ 60,108

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $99,153,372 and $113,183,297 from 2003 and 2002, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $21,850,000 and $9,951,000 for federal income taxes as of December 31, 2003 and 2002, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" ("PSA"). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $60,490,000 at December 31, 2003. However, if such taxes were assessed, the amount of the taxes payable would be $21,171,000. No deferred tax liabilities are recognized related to the PSA.

11. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2003, Midwestern United Life Insurance Company ("Midwestern United"). The Company also has two wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation and ING America Equities, Inc ("IAE").

IAE is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. IAE does not hold customer funds or securities.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Common stock (cost-$40,746 in 2003 and $40,756 in 2002)	$ 76,187	$ 73,186

Summarized financial information for these subsidiaries is as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Revenues	$ 56,962	$ 69,254
Income before net realized gains on investments	2,884	18,896
Net income	3,267	13,640
Admitted assets	258,403	255,957
Liabilities	182,216	182,771

Midwestern United paid no common stock dividend to the Company in 2003 and paid a dividend of $1,159,000 in 2002.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations or 10% of surplus at December 31 of the preceding year.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2003, the Company meets the RBC requirements.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000, which represent the cumulative cash draws on two $100,000,000 commitments issued by ING AIH through December 31, 2003, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. In the event that the Commissioner of Insurance of the State of Colorado does not grant approval for repayment, any unpaid annual installments shall be considered unpaid principal plus accrued interest for purposes of calculating subsequent annual installments. Repayment of principal and payment of interest shall be subordinated to the prior payment of, or provision for, all liabilities of the Company, but shall rank superior to the claim, interest and equity of the shares held by the shareholder of the Company. Such subordination shall be equally applicable in the case of any merger, consolidations, liquidation, rehabilitations, reorganization, dissolution, sale or other disposal of all, or substantially all, of a Company's assets, including the assumption, whether by reinsurance or otherwise, of the major portion of the Company's in force business pursuant to the reinsurance agreement or agreements approved by the Commissioner of Insurance of the State of Colorado.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. There were no principal or interest payments in 2003 or 2002.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2003 | | 2002 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 11,999,561	$ 12,350,595	$ 11,414,565	$ 11,698,496
Preferred stocks	12,418	9,635	18,915	17,338
Unaffiliated common stocks	77,957	77,957	72,427	72,427
Mortgage loans	2,856,476	3,046,538	2,776,223	3,012,179
Contract loans	1,092,751	1,092,751	1,073,803	1,073,804
Derivative securities	10,031	(232,283)	22,939	(270,991)
Short-term investments	278,270	278,270	234,588	234,588
Cash	129,942	129,942	55,492	55,492
Investment in surplus notes	35,000	45,677	35,000	51,784
Indebtedness from related parties	14	14	8,420	8,420
Separate account assets	1,730,272	1,730,272	1,526,548	1,526,548
Receivable for securities	45,452	45,452	45,764	45,764
Liabilities:				
Individual and group annuities	2,174,633	2,255,688	2,612,948	2,596,131
Deposit type contract	7,330,821	8,096,950	6,710,709	6,705,823
Policyholder funds	6,493	6,493	7,302	7,302
Indebtedness to related parties	40,051	40,051	1,802	1,802
Separate account liabilities	1,711,770	1,711,770	1,512,075	1,512,075
Payable for securities	65,097	65,097	2,522	2,522

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 12% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2003 and 2002 is $12,210,917,000 and $11,605,230,000, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $283,806,000 and $233,300,000 in 2003 and 2002, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2003 contracts. Such assets had a book value of $1,086,097,000 and $1,008,456,000 at December 31, 2003 and 2002, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company guarantees certain contractual policy obligations of its subsidiary, Midwestern United. In the unlikely event that Midwestern United was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations, but any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued non-putable funding agreements with the FHLB. Assets with a book value of $1,711,488,000 collateralize these agreements. The reserves on these agreements were $1,460,459,000 at December 31, 2003.

Guarantee Agreement

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING Affiliates whereby it is jointly and severally liable for $250,000,000 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The three affiliated life insurers were ReliaStar Life Insurance Company, Security-Connecticut (subsequently merged into ReliaStar Life Insurance Company, on October 1, 2003) and the Company. The joint and several guarantees of the two insurers are capped at $250,000,000. The States of Colorado and Minnesota did not disapprove the guarantee.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

Leases and Other Commitments

The Company leases office space under various non-cancelable operating lease agreements that expire July 2009. During the years ended December 31, 2003 and 2002, rent expense totaled $1,817,000 and $1,082,000, respectively. At December 31, 2003, the minimum aggregate rental commitments for the upcoming five years are: 2004 - $583,000; 2005 - $406,000; 2006 - $206,000; 2007 - $110,000; 2008 - $9,000.

Certain rental commitments have renewal options extending through the year 2009 subject to adjustments in the future periods. The Company is not involved in any material sale-leaseback transactions.

At December 2003, the Company had committed to provide additional capital contributions of $20,231,000 in partnerships reported in other invested assets on the balance sheets.

Other Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. ("ING"), the Company's ultimate parent, have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within the Company's variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of ReliaStar Life Insurance Company ("ReliaStar"), an affiliate of the Company, to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. ReliaStar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by ReliaStar and by ING USA Annuity & Life Insurance Company, an affiliate of the Company, and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

15. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 30, 2004, the Company can borrow up to $125,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $7,000 and $71,000 for the years ended December 31, 2003 and 2002, respectively. Additionally, there were no amounts payable to the Bank at December 31, 2003 or 2002.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("BONY"). Under this agreement, the Company can borrow up to $100,000,000 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $10,000 and $25,000 for the years ended December 31, 2003 and 2002, respectively. Additionally, there were no amounts payable to BONY at December 31, 2003 or 2002.

The Company borrowed $3,854,865,000 and repaid $3,768,515,000 in 2003 and borrowed $6,638,185,000 and repaid $6,638,185,000 in 2002. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $530,000 and $1,161,000, during 2003 and 2002, respectively.

16. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING United States Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an asset management agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $47,025,000 and $37,147,000 for the years ended December 31, 2003 and 2002, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $49,500,000 and $55,054,000 for the years ended December 31, 2003 and 2002, respectively.

Reciprocal Loan Agreement: The Company has entered into a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2011, the Company and ING AIH can borrow up to $538,400,000 from one another. Interest on any of the Company's borrowing is charged at the rate of ING AIH cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $512,000 and interest income of $2,818,000 for the year ended December 31, 2003. At December 31, 2003, the Company had $86,350,000 payable to ING AIH and $106,700,000 receivable from ING AIH. The payable balance is included in borrowed money on the accompanying balance sheets, while the receivable is recorded in cash and short-term investments.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisors, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act or to foreign buyers pursuant to Regulation S of the Securities Act. During 2003, the program issued notes with an aggregate outstanding principal balance of $1.9 billion as of December 31, 2003.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $1,986,000 and $2,305,000 as of December 31, 2003 and 2002, respectively, and has recorded a liability. The Company has also recorded an asset of $141,000 and $3,035,000 as of December 31, 2003 and 2002, respectively, for future credits to premium taxes for assessments already paid.

SECURITY LIFE OF DENVER INSURANCE COMPANY

Unaudited Pro Forma Financial Statements in Accordance with Statutory Accounting Principles

Contents

The following unaudited pro forma statutory-basis Security Life financial information is based on the historical statutory-basis financial statements of Security Life and Southland Life, and has been prepared to illustrate the effects of the merger of Southland Life with and into Security Life. The unaudited pro forma statutory-basis financial information is presented for illustration purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated, nor is it necessarily indicative of future operating results or financial position of the combined company.

Unaudited Pro Forma Statutory Basis Balance Sheets as of June 30, 2004

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
		(In Millions)		
Admitted assets				
Cash and invested assets:				
Bonds	$ 11,525.5	$ 2,641.9	$ -	$ 14,167.4
Preferred stocks	13.5	0.1	-	13.6
Common stocks	77.6	0.7	-	78.3
Subsidiaries	82.1	-	-	82.1
Mortgage loans	2,798.9	494.1	-	3,293.0
Real estate, less accumulated depreciation of $13.6	31.2	1.5	-	32.7
Contract loans	1,052.4	63.4	-	1,115.8
Other invested assets	142.6	27.8	-	170.4
Cash and short-term investments	307.0	25.3	-	332.3
Total cash and invested assets	16,030.8	3,254.8	-	19,285.6
Deferred and uncollected premiums, less loading of $1.7	(33.3)	3.7	-	(29.6)
Accrued investment income	212.4	32.2	-	244.6
Reinsurance balances recoverable	172.8	9.8	-	182.6
Data processing equipment, less accumulated depreciation of $6.2	-	-	-	-
Indebtedness from related parties	3.8	1.2	-	5.0
Federal income tax recoverable, (including $85.3 net deferred tax assets)	72.3	16.9	-	89.2
Separate account assets	1,798.9	103.2	-	1,902.1
Other assets	16.6	0.6	-	17.2
Total admitted assets	$ 18,274.3	$ 3,422.4	$ -	$ 21,696.7

Unaudited Pro Forma Statutory Basis Balance Sheets as of June 30, 2004

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
	(In Millions, except share amounts)			
Liabilities and capital and surplus				
Liabilities:				
Policy and contract liabilities:				
Life and annuity reserves	$ 7,335.9	$ 2,794.8	$ -	$ 10,130.7
Accident and health reserves	-	-	-	-
Deposit type contracts	6,911.5	24.7	-	6,936.2
Policyholders' funds	6.4	-	-	6.4
Dividends payable	3.2	-	-	3.2
Unpaid claims	30.3	9.4	-	39.7
Total policy and contract liabilities	14,287.3	2,828.9	-	17,116.2
Interest maintenance reserve	17.7	24.1	-	41.8
Accounts payable and accrued expenses	48.4	9.7	-	58.1
Reinsurance balances due	571.3	2.2	-	573.5
Indebtedness to related parties	0.7	-	-	0.7
Contingency reserve	15.3	7.1	-	22.4
Asset valuation reserve	107.9	21.7	-	129.6
Borrowed money, net	333.4	247.9	-	581.3
Other liabilities	143.4	13.0	-	156.4
Separate account liabilities	1,786.1	103.2	-	1,889.3
Total liabilities	17,311.5	3,257.8	-	20,569.3
Capital and surplus:				
Common stock	2.9	7.5	(7.5) [1]	2.9
Surplus notes	165.0	-	-	165.0
Paid-in and contributed surplus	837.4	89.9	7.5 [1]	934.8
Deferral of gain on reinsurance of existing business	132.0	40.5		172.5
Unassigned (deficit) surplus	(174.5)	26.7	-	(147.8)
Total capital and surplus	962.8	164.6	-	1,127.4
Total liabilities and capital and surplus	$ 18,274.3	$ 3,422.4	$ -	$ 21,696.7

Unaudited Pro Forma Statutory Basis Statement of Operations for the
6 Months Ended June 30, 2004

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 714.5	$ 108.7	$ -	$ 823.2
Policy proceeds and dividends left on deposit	-	-	-	-
Net investment income	329.6	90.4	-	420.0
Amortization of interest maintenance reserve	(8.9)	3.4	-	(5.5)
Commissions, expense allowances and reserve			-	-
adjustments on reinsurance ceded	155.8	6.5	-	162.3
Other income	44.1	5.6	-	49.7
Total premiums and other revenues	1,235.1	214.6	-	1,449.7
Benefits paid or provided:				
Death benefits	104.2	24.8	-	129.0
Annuity benefits	6.9	0.4	-	7.3
Surrender benefits	533.2	45.6	-	578.8
Interest on policy or contract funds	141.0	-	-	141.0
Other benefits	0.6	0.2	-	0.8
Change in life, annuity, and accident and health reserves	(53.3)	68.8	-	15.5
Net transfers to separate accounts	66.4	5.4	-	71.8
Total benefits paid or provided	799.0	145.2	-	944.2
Insurance expenses:				
Commissions	240.8	12.3		253.1
General expenses	59.8	10.1		69.9
Insurance taxes, licenses and fees,				
excluding federal income taxes	14.5	3.8		18.3
Miscellaneous deductions	1.2	-		1.2
Total insurance expenses	316.3	26.2	-	342.5
Gain from operations before policyholder dividends,				
federal income taxes and net realized capital losses	119.8	43.2	-	163.0
Dividends to policyholders	1.1	-	-	1.1
Gain from operations before federal income taxes and				
net realized capital losses	118.7	43.2	-	161.9
Federal income taxes	58.4	12.7	-	71.1
Gain from operations before net realized capital losses	60.3	30.5	-	90.8
Net realized capital losses net of income taxes of $1.0 and				
excluding net transfers to the interest maintenance				
reserve of $(4.1)	(7.5)	(0.2)	-	(7.7)
Net income	$ 52.8	$ 30.3	$ -	$ 83.1

Unaudited Pro Forma Statutory Basis Statement of Operations for the 6 Months Ended June 30, 2003
Statutory Basis

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 1,037.9	$ 195.9	$ -	$ 1,233.8
Policy proceeds and dividends left on deposit	-	-	-	-
Net investment income	362.1	83.4	-	445.5
Amortization of interest maintenance reserve	(7.8)	3.1	-	(4.7)
Commissions, expense allowances and reserve			-	-
adjustments on reinsurance ceded	68.8	8.4	-	77.2
Other income	38.9	9.9	-	48.8
Total premiums and other revenues	1,499.9	300.7	-	1,800.6
Benefits paid or provided:				
Death benefits	289.3	28.7	-	318.0
Annuity benefits	6.9	0.4	-	7.3
Surrender benefits	846.3	25.8	-	872.1
Interest on policy or contract funds	118.2	0.6	-	118.8
Other benefits	0.2	0.5	-	0.7
Change in life, annuity, and accident and health reserves	(105.2)	180.4	-	75.2
Net transfers to separate accounts	42.8	5.3	-	48.1
Total benefits paid or provided	1,198.5	241.7	-	1,440.2
Insurance expenses:				
Commissions	159.4	27.9		187.3
General expenses	66.0	9.5		75.5
Insurance taxes, licenses and fees,				
excluding federal income taxes	9.1	5.5		14.6
Miscellaneous deductions	1.7	-		1.7
Total insurance expenses	236.2	42.9	-	279.1
Gain from operations before policyholder dividends,				
federal income taxes and net realized capital losses	65.2	16.1	-	81.3
Dividends to policyholders	1.3	-	-	1.3
Gain from operations before federal income taxes and				
net realized capital losses	63.9	16.1	-	80.0
Federal income taxes	44.0	7.0	-	51.0
Gain from operations before net realized capital losses	19.9	9.1	-	29.0
Net realized capital losses net of income taxes of (1.9) and				
excluding net transfers to the interest maintenance				
reserve of $13.5	(52.7)	(7.4)	-	(60.1)
Net (loss) income	$ (32.8)	$ 1.7	$ -	$ (31.1)

Unaudited Pro Forma Statutory Basis Statement of Operations for the Year Ended December 31, 2003

	SLD		SLI		Pro Forma Adjustments		Pro Forma Consolidated	
					(In Millions)			
Premiums and other revenues:								
Life, annuity, and accident and health premiums	$	1,182.1	$	336.1	$	-	$	1,518.2
Net investment income		707.7		171.7		-		879.4
Amortization of interest maintenance reserve		(16.7)		6.3		-		(10.4)
Commissions, expense allowances and reserve adjustments						-		-
on reinsurance ceded		260.3		14.6		-		274.9
Other income		84.4		13.8		-		98.2
Total premiums and other revenues		2,217.8		542.5		-		2,760.3
Benefits paid or provided:								
Death benefits		503.7		52.9		-		556.6
Annuity benefits		13.5		1.2		-		14.7
Surrender benefits		1,312.6		71.9		-		1,384.5
Interest on policy or contract funds		233.7		1.0		-		234.7
Other benefits		-		0.4		-		0.4
Change in life, annuity, and accident and health reserves		(419.4)		284.9		-		(134.5)
Net transfers to separate accounts		49.7		9.8		-		59.5
Total benefits paid or provided		1,693.8		422.1		-		2,115.9
Insurance expenses:								
Commissions		357.8		47.4				405.2
General expenses		133.7		24.5				158.2
Insurance taxes, licenses and fees,								
excluding federal income taxes		21.4		10.4				31.8
Miscellaneous deductions		2.4		-				2.4
Total insurance expenses		515.3		82.3		-		597.6
Gain from operations before policyholder dividends,								
federal income taxes and net realized capital losses		8.7		38.1		-		46.8
Dividends to policyholders		2.8		-		-		2.8
Gain from operations before federal income taxes and								
net realized capital losses		5.9		38.1		-		44.0
Federal income taxes		103.1		25.2		-		128.3
Gain from operations before net realized capital losses		(97.2)		12.9		-		(84.3)
Net realized capital losses net of income taxes of (1.9) and								
excluding net transfers to the interest maintenance								
reserve of $13.5		(45.3)		(6.6)		-		(51.9)
Net (loss) income	$	(142.5)	$	6.3	$	-	$	(136.2)

Unaudited Pro Forma Statutory Basis Statement of Operations for the Year Ended December 31, 2002

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
		(In Millions)		
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 2,063.8	$ 119.4	$ -	$ 2,183.2
Net investment income	858.4	180.6	-	1,039.0
Amortization of interest maintenance reserve	(13.4)	5.7	-	(7.7)
Commissions, expense allowances and reserve adjustments				
on reinsurance ceded	53.3	30.6	-	83.9
Other income	72.0	15.4	-	87.4
Total premiums and other revenues	3,034.1	351.7	-	3,385.8
Benefits paid or provided:				
Death benefits	402.4	49.1	-	451.5
Annuity benefits	12.0	2.5	-	14.5
Surrender benefits	1,276.8	74.5	-	1,351.3
Interest on policy or contract funds	296.0	(0.9)	-	295.1
Other benefits	(1.9)	1.5	-	(0.4)
Change in life, annuity, and accident and health reserves	290.9	50.6	-	341.5
Net transfers to separate accounts	60.8	19.3	-	80.1
Total benefits paid or provided	2,337.0	196.6	-	2,533.6
Insurance expenses:				
Commissions	307.1	48.4		355.5
General expenses	98.2	35.6		133.8
Insurance taxes, licenses and fees,				
excluding federal income taxes	18.9	11.5		30.4
Miscellaneous deductions	0.9	2.0		2.9
Total insurance expenses	425.1	97.5	-	522.6
Gain from operations before policyholder dividends,				
federal income taxes and net realized capital losses	272.0	57.6	-	329.6
Dividends to policyholders	2.6	-	-	2.6
Gain from operations before federal income taxes and				
net realized capital losses	269.4	57.6	-	327.0
Federal income taxes	88.8	1.9	-	90.7
Gain from operations before net realized capital losses	180.6	55.7	-	236.3
Net realized capital losses net of income taxes of (1.9) and				
excluding net transfers to the interest maintenance				
reserve of $13.5	(43.4)	(8.9)	-	(52.3)
Net income	$ 137.2	$ 46.8	$ -	$ 184.0

Unaudited Pro Forma Statutory Basis Statement of Changes in Capital and Surplus for the 6 Months Ended June 30, 2004

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Common stock:				
Balance at beginning and end of year	$ 2.9	$ 7.5	$ (7.5) [1]	$ 2.9
Surplus note:				
Balance at beginning and end of year	165.0	-	-	165.0
Paid-in and contributed surplus:				
Balance at beginning of year	837.4	89.9	7.5 [1]	934.8
Capital contributions	-	-	-	-
Balance at end of year	837.4	89.9	7.5	934.8
Unassigned (deficit) surplus:				
Balance at beginning of year	(106.1)	39.3	-	(66.8)
Net income	52.8	30.3	-	83.1
Change in net unrealized capital gains or losses	11.8	1.7	-	13.5
Change in nonadmitted assets	(3.2)	5.4	-	2.2
Change in asset valuation reserve	(12.3)	(4.6)	-	(16.9)
Change in net deferred income tax	22.0	(2.4)	-	19.6
Deferral of gain on reinsurance transaction	(7.5)	(2.5)	-	(10.0)
Balance at end of year	(42.5)	67.2	-	24.7
Total capital and surplus	$ 962.8	$ 164.6	$ -	$ 1,127.4

Unaudited Pro Forma Condensed Statutory Basis of Changes in Capital and Surplus for the Year Ended December 31, 2003

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Common stock:				
Balance at beginning and end of year	$ 2.9	$ 7.5	$ (7.5) [(1)]	$ 2.9
Surplus note:				
Balance at beginning and end of year	165.0	-	-	165.0
Paid-in and contributed surplus:				
Balance at beginning of year	837.4	69.9	7.5 [(1)]	914.8
Capital contributions	-	20.0	-	20.0
Balance at end of year	837.4	89.9	7.5	934.8
Unassigned (deficit) surplus:				
Balance at beginning of year	26.0	47.5	-	73.5
Net income	(142.5)	6.3	-	(136.2)
Change in net unrealized capital gains or losses	12.0	2.5	-	14.5
Change in nonadmitted assets	(43.4)	(20.6)	-	(64.0)
Change in liability for reinsurance in unauthorized companies	2.0	(1.7)	-	0.3
Change in asset valuation reserve	(20.8)	(6.1)	-	(26.9)
Change in net deferred income tax	57.1	16.4	-	73.5
Change in surplus as a result of reinsurance, net of tax	-	(5.0)	-	(5.0)
Dividends to stockholder	(136.1)	-	-	(136.1)
Deferral of gain on reinsurance transaction	139.6	-	-	139.6
Balance at end of year	(106.1)	39.3	-	(66.8)
Total capital and surplus	$ 899.2	$ 136.7	$ -	$ 1,035.9

**Unaudited Pro Forma Statutory Basis Statement of Changes in Capital and Surplus for the
Year Ended December 31, 2002**

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Common stock:				
Balance at beginning and end of year	$ 2.9	$ 7.5	$ (7.5) ⁽¹⁾	$ 2.9
Surplus note:				
Balance at beginning and end of year	165.0	-	-	165.0
Paid-in and contributed surplus:				
Balance at beginning of year	737.4	69.9	7.5 ⁽¹⁾	814.8
Capital contributions	100.0	-	-	100.0
Balance at end of year	837.4	69.9	7.5	914.8
Unassigned (deficit) surplus:				
Balance at beginning of year	(136.2)	56.1	-	(80.1)
Net income	137.2	46.8	-	184.0
Change in net unrealized capital gains or losses	(5.1)	(4.1)	-	(9.2)
Change in nonadmitted assets	42.1	40.6	-	82.7
Change in liability for reinsurance in unauthorized companies	(5.5)	-	-	(5.5)
Change in asset valuation reserve	1.1	3.9	-	5.0
Change in net deferred income tax	(7.6)	(23.9)	-	(31.5)
Change in surplus as a result of reinsurance, net of tax	-	48.1	-	48.1
Dividends to stockholder	-	(120.0)	-	(120.0)
Balance at end of year	26.0	47.5	-	73.5
Total capital and surplus	$ 1,031.3	$ 124.9	$ -	$ 1,156.2

Unaudited Pro Forma Statutory Basis Statement of Cash Flows for the
6 Months Ended June 30, 2004

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Operations				
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 752.7	$ 108.9	$ -	$ 861.6
Net investment income received	407.6	90.5	-	498.1
Commission, expenses paid and other miscellaneous expenses	(308.3)	(34.2)	-	(342.5)
Benefits paid	(1,624.4)	(68.8)	-	(1,693.2)
Net transfers from (to) separate accounts	(126.2)	(5.1)	-	(131.3)
Dividends paid to policyholders	(1.8)	-	-	(1.8)
Federal income taxes paid	(75.3)	(20.6)	-	(95.9)
Other revenues	173.2	10.6	-	183.8
Net cash (used in) provided by operations	(802.5)	81.3	-	(721.2)
Investment activities				
Proceeds from sales, maturities, or repayments of investments:				
Bonds	4,188.0	1,888.5	-	6,076.5
Stocks	0.2	-	-	0.2
Mortgage loans	287.9	25.5	-	313.4
Real estate	3.1	-	-	3.1
Other invested assets	4.8	1.1	-	5.9
Net gain on cash and short term investments	-	-	-	-
Miscellaneous proceeds	-	51.6	-	51.6
Net proceeds from sales, maturities, or repayments of investments	4,484.0	1,966.7	-	6,450.7
Cost of investments acquired:				
Bonds	3,787.5	2,168.9	-	5,956.4
Stocks	2.5	-	-	2.5
Mortgage loans	231.7	15.9	-	247.6
Real estate	-	1.5	-	1.5
Other invested assets	4.7	1.6	-	6.3
Miscellaneous applications	22.8	-	-	22.8
Total cost of investments acquired	4,049.2	2,187.9	-	6,237.1
Net change in contract loans	40.3	0.9		41.2
Net cash provided by (used in) investment activities	475.1	(220.3)	-	254.8
Financing and miscellaneous activities				
Cash provided:				
Capital and surplus paid-in	-	-	-	-
Borrowed money received (repaid)	65.1	137.9	-	203.0
Net deposits on deposit-type contract funds	6.9	4.4	-	11.3
Dividends to stockholders	-	-	-	-
Other sources (uses)	154.1	(6.5)	-	147.6
Net cash provided by financing and miscellaneous activities	226.1	135.8	-	361.9
Net change in cash and short-term investments	(101.3)	(3.2)	-	(104.5)
Cash and short-term investments				
Beginning of year	408.2	28.6	-	436.8
End of year	$ 306.9	$ 25.4	$ -	$ 332.3

Unaudited Pro Forma Statutory Basis Statement of Cash Flows for the Year Ended December 31, 2003

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Operations				
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,329.8	$ 336.4	$ -	$ 1,666.2
Net investment income received	915.2	174.9	-	1,090.1
Commission, expenses paid and other miscellaneous expenses	(475.5)	(88.9)	-	(564.4)
Benefits paid	(1,430.9)	(136.8)	-	(1,567.7)
Net transfers from (to) separate accounts	31.4	(12.3)	-	19.1
Dividends paid to policyholders	(2.6)	-	-	(2.6)
Federal income taxes paid	(105.6)	(10.6)	-	(116.2)
Other revenues	420.2	31.6	-	451.8
Net cash provided by (used in) operations	682.0	294.3	-	976.3
Investment activities				
Proceeds from sales, maturities, or repayments of investments:				
Bonds	9,537.9	3,207.8	-	12,745.7
Stocks	10.3	-	-	10.3
Mortgage loans	523.5	64.0	-	587.5
Real estate	1.4	-	-	1.4
Other invested assets	9.6	3.1	-	12.7
Net gain on cash and short term investments	9.6	-	-	9.6
Miscellaneous proceeds	61.3	-	-	61.3
Net proceeds from sales, maturities, or repayments of investments	10,153.6	3,274.9	-	13,428.5
Cost of investments acquired:				
Bonds	10,348.6	3,419.1	-	13,767.7
Stocks	4.0	62.7	-	66.7
Mortgage loans	604.8	-	-	604.8
Real estate	-	-	-	-
Other invested assets	13.2	2.5	-	15.7
Miscellaneous applications	-	41.3	-	41.3
Total cost of investments acquired	10,970.6	3,525.6	-	14,496.2
Net change in contract loans	(18.9)	(0.6)		(19.5)
Net cash used in investment activities	(835.9)	(251.3)	-	(1,087.2)
Financing and miscellaneous activities				
Cash provided:				
Capital and surplus paid-in	10.6	20.0	-	30.6
Borrowed money received (repaid)	99.4	(81.6)	-	17.8
Net deposits on deposit-type contract funds	47.9	2.7	-	50.6
Dividends to stockholders	(136.1)	(88.7)	-	(224.8)
Other sources (uses)	250.2	(21.2)	-	229.0
Net cash provided by (used in) financing and miscellaneous activities	272.0	(168.8)	-	103.2
Net change in cash and short-term investments	118.1	(125.8)	-	(7.7)
Cash and short-term investments				
Beginning of year	290.1	154.4	-	444.5
End of year	$ 408.2	$ 28.6	$ -	$ 436.8

Unaudited Pro Forma Statutory Basis Statement of Cash Flows for the Year Ended December 31, 2002

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Operations				
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 2,078.4	$ 119.7	$ -	$ 2,198.1
Net investment income received	1,018.2	179.2	-	1,197.4
Commission, expenses paid and other miscellaneous expenses	(393.0)	(92.4)	-	(485.4)
Benefits paid	(1,920.4)	(126.0)	-	(2,046.4)
Net transfers from (to) separate accounts	(770.7)	(16.9)	-	(787.6)
Dividends paid to policyholders	(2.8)	-	-	(2.8)
Federal income taxes paid	(48.6)	15.9	-	(32.7)
Other revenues	18.7	40.4	-	59.1
Net cash provided by (used in) operations	(20.2)	119.9	-	99.7
Investment activities				
Proceeds from sales, maturities, or repayments of investments:				
Bonds	9,417.2	4,407.9	-	13,825.1
Stocks	23.2	0.1	-	23.3
Mortgage loans	452.6	56.3	-	508.9
Real estate	-	2.6	-	2.6
Other invested assets	29.1	2.2	-	31.3
Net gain on cash and short term investments	0.1	-	-	0.1
Miscellaneous proceeds	-	22.5	-	22.5
Net proceeds from sales, maturities, or repayments of investments	9,922.2	4,491.6	-	14,413.8
Cost of investments acquired:				
Bonds	10,434.7	4,484.8	-	14,919.5
Stocks	37.5	-	-	37.5
Mortgage loans	795.6	80.3	-	875.9
Real estate	-	2.5	-	2.5
Other invested assets	10.8	5.1	-	15.9
Miscellaneous applications	188.2	140.1	-	328.3
Total cost of investments acquired	11,466.8	4,712.8	-	16,179.6
Net change in contract loans	50.3	25.1		75.4
Net cash used in investment activities	(1,494.3)	(196.1)	-	(1,690.4)
Financing and miscellaneous activities				
Cash provided:				
Capital and surplus paid-in	91.7	48.2	-	139.9
Borrowed money (repaid) received	(142.4)	144.4	-	2.0
Net deposits on deposit-type contract funds	1,770.8	-	-	1,770.8
Dividends to stockholders	-	(36.3)	-	(36.3)
Other uses	(483.0)	(30.8)	-	(513.8)
Net cash provided by financing and miscellaneous activities	1,237.1	125.5	-	1,362.6
Net change in cash and short-term investments	(277.4)	49.3	-	(228.1)
Cash and short-term investments				
Beginning of year	567.4	105.1	-	672.5
End of year	$ 290.0	$ 154.4	$ -	$ 444.4

Note to Unaudited Pro Forma Statutory Basis Financial Statements as of
June 30, 2004 and June 30, 2003, and for the periods ended December 31, 2003 and 2002

1.   Pro Forma Consolidation

The unaudited pro forma condensed consolidated financial statements have been prepared as a statutory merger, in accordance with the provisions of SSAP No. 68 - Business Combinations and Goodwill in order to present the condensed financial position and results of operations of SLD and SLI, as if the entities had previously been combined.   The unaudited pro forma condensed consolidated balance sheets, income statements, statements of changes in capital and surplus and statements of cash flows give effect to the consolidation transaction as if it had occurred on January 1, 2002.

Following is a description of the pro forma adjustments that were made to the financial statements.

(1)   All of the shares of capital stock of SLI will be canceled and retired, and will cease to exist, as of the merger with and into SLD.